                                                                    Exhibit 99.1

  2 Company Profile
  4 Financial Highlights
  6 Chairman's Statement
 10 Management's Discussion and Analysis
 25 Report of Directors
 37 Report of the Supervisory Committee
 38 Corporate Governance Report
 43 Corporate Information
 46 Notice of Annual General Meeting
 48 Appendix I -- Proposed Amendments to the Articles of Association 76 Auditors' Report
 77 Consolidated Balance Sheet
 78 Consolidated Income Statement
 79 Balance Sheet
 80 Statements of Changes in Equity
 81 Consolidated Cash Flow Statement
 82 Notes to the Financial Statements
136 Financial Summary
138 Supplemental Financial Information

COMPANY PROFILE

On March 6, 1996, Guangshen Railway Company Limited (the "Company") was registered and established in Shenzhen, the People's Republic of China (the "PRC") in accordance with the Company Law of the PRC.

In May 1996, the H shares ("H Shares", share code: 0525) and American Depositary Shares ("ADSs", ticker symbol: GSH) issued by the Company were listed on the Stock Exchange of Hong Kong Limited (the "Hong Kong Exchange") and the New York Stock Exchange, Inc. ("NYSE"), respectively. The Company is currently the only PRC railway enterprise with its shares listed overseas.

The Company is mainly engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services. The Company also cooperates with Kowloon-Canton Railway Corporation ("KCRC") in Hong Kong in operating the Hong Kong Through Train passenger service. The Company provides integrated services relating to railway facilities and technology. The Company is also engaged in commercial trading and other businesses that are consistent with its overall business strategy.

The Guangshen Railway, which is operated solely and independently by the Company, is 147 kilometres long. It traverses the Pearl River Delta in Guangdong Province, a region with rapid economic growth. The Guangshen Railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon-Canton Railway in Hong Kong. It is an important component of the transportation network of the southern China, as well as the only railway channel linking Hong Kong with inland China.

The Guangshen Railway operated by the Company is currently one of the most modern railways in the PRC. It is equipped with the state-of-the-art technologies and facilities. It is the first electrified and wholly-fenced high-speed railway with three lines in the PRC, and also the first railway in China that operates high-speed passenger trains with a speed of up to 200 kilometres per hour.

Passenger transportation is the principal business of the Company and Guangshen Railway is one of the busiest railways engaged in passenger transportation in China. As of December 31, 2005, the Company operated 122 pairs of passenger trains in accordance with its daily train schedule, including 67 pairs of high-speed passenger trains between Guangzhou and Shenzhen, 13 pairs of Hong Kong Through Trains, two pairs of regular-speed passenger trains between Guangzhou and Shenzhen, and 40 pairs of long-distance passenger trains. With the Company's effort to promote the development of high-speed passenger trains, one pair of high-speed trains between Guangzhou and Shenzhen are dispatched every 15 minutes on average during peak hours, and the "As-frequent-as-buses" inter-city operation has basically taken shape. Guangshen Railway, which is

COMPANY PROFILE

seamlessly connected with the metro systems of Guangzhou and Shenzhen as well as the bus systems along the line, is an important component of the fast passenger transportation network in the Pearl River Delta. The Guangzhou-Shenzhen high-speed passenger train has become the first choice of transport for residents in the Guangdong Province and Hong Kong for its safety, quickness, comfort and high-quality services.

Freight transportation is one important business of the Company. The Guangshen Railway is closely linked with neighbouring ports including Guangzhou Port in Guangzhou, Yantian Port, Shekou Port, Chiwan Port, and Mawan Port in Shenzhen. The Company is well-equipped with various freight facilities and can efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. The Company enjoys competitive advantages in transporting freight for medium to long distances in the PRC.

The Guangshen Railway is one of the railways in the PRC with the best overall performance, while the revenues and profitability of its passenger and freight transportation businesses are among the best in China's railways.

The foothold of service of the Company covers Guangzhou, Shenzhen, Hong Kong, Dongguan, Zhuhai, Zhongshan and Foshan. The passenger and freight transportation services provided by the Company are important services to many people and businesses in the Guangdong Province and Hong Kong. The Company believes that, with further development of economic cooperation between Hong Kong and the Guangdong Province and the continuous improvement of the Company's transportation facilities, the Company will have promising development prospects.

FINANCIAL HIGHLIGHTS

AUDITED CONSOLIDATED INCOME STATEMENT
For the years ended December 31,
(Expressed in thousands of Renminbi ("RMB"), except for per share and per ADS data)

                                         2005         2004         2003         2002         2001
                                      ----------   ----------   ----------   ----------   ----------
Revenues from railway businesses
   Passenger                           2,511,156    2,259,671    1,790,204   1 ,903,782    1,471,895
   Freight                               588,310      611,807      526,382      530,776      585,616
                                      ----------   ----------   ----------   ----------   ----------
   Sub-total                           3,099,466    2,871,478    2,316,586    2,434,558    2,057,511
Revenues from other businesses           177,462      166,671      151,596      166,266      167,064
                                      ----------   ----------   ----------   ----------   ----------
Total revenue                          3,276,928    3,038,149    2,468,182    2,600,824    2,224,575
Total operating expenses              (2,566,128)  (2,407,976)  (1,905,469)  (1,978,327)  (1,670,464)
                                      ----------   ----------   ----------   ----------   ----------
Profit from operations(1)                759,305      678,366      610,054      665,992      632,771
Profit before tax(2)                     716,618      665,111      605,078      661,461      631,293
                                      ----------   ----------   ----------   ----------   ----------
Profit after tax                         612,370      566,738      511,730      557,196      531,996
Minority interests                           998          746           32         (113)       1,499
                                      ----------   ----------   ----------   ----------   ----------
Profit attributable to shareholders      613,368      567,484      511,762      557,083      533,495
                                      ==========   ==========   ==========   ==========   ==========
Earnings per share
   -- Basic                              RMB0.14      RMB0.13      RMB0.12      RMB0.13      RMB0.12
   -- Diluted                                N/A          N/A          N/A          N/A          N/A
                                      ==========   ==========   ==========   ==========   ==========
Earnings per ADS                         RMB7.07      RMB6.54      RMB5.90      RMB6.42      RMB6.15
                                      ==========   ==========   ==========   ==========   ==========

Notes: (1) Pursuant to the recently revised "International Accounting Standards
           (IAS) 1 -- Presentation of Financial Statements", the "Other incomes
           (net)" shall be presented prior to "Profit from operations" in the Income Statement, so the "Profit from operations" referred to in this annual report (including the tables) include "Other incomes (net)", while the "Profit from operations" referred to in the annual reports of the previous years did not include "Other incomes (net)".

       (2) Pursuant to the recently revised "IAS 28 -- Investment in Associates", the "Share of profit in associates" shall be presented in the sum after tax, so the share of income tax of associates has been deducted from the "Profit before tax" referred to in this annual report (including the tables), while the share of income tax of associates were not deducted from the "Profit before tax" referred to in the annual reports of the previous years (including the tables).

FINANCIAL HIGHLIGHTS

                      BREAKDOWN OF REVENUES FROM OPERATION

                              (PERFORMANCE GRAPH)

                             (PLOT POINTS TO COME)

NET ASSET SUMMARY (EXCLUDING MINORITY INTERESTS)
As of December 31,
(Expressed in thousands of RMB, except for per share data)

                          2005         2004         2003         2002         2001
                       ----------   ----------   ----------   ----------   ----------
Total assets           12,744,453   11,409,051   11,073,953   11,257,594   10,997,216
                       ----------   ----------   ----------   ----------   ----------
Total liabilities       2,011,637      936,865      699,237    1,001,866      860,976
                       ----------   ----------   ----------   ----------   ----------
Minority interests         48,757       51,612       52,358       11,577       15,617
                       ----------   ----------   ----------   ----------   ----------
Net assets             10,684,059   10,420,574   10,322,358   10,244,151   10,120,623
                       ----------   ----------   ----------   ----------   ----------
Net assets per share      RMB2.46      RMB2.40      RMB2.38      RMB2.36      RMB2.33
                       ==========   ==========   ==========   ==========   ==========

CHAIRMAN'S STATEMENT

MR. WU JUNGUANG Chairman of the Board

Dear Shareholders,

I am pleased to present the audited operating results of the Company and its subsidiaries for the year ended December 31, 2005.

OPERATING RESULTS

In 2005, the overall operating results of the Company maintained continuous growth and its comprehensive strength and profitability also kept improving. For the year ended December 31, 2005, the total revenue of the Company and its subsidiaries was RMB3,276.9 million, profit attributable to equity holders was RMB613.4 million, and earnings per share was RMB0.14.

Passenger transportation business is the most important business of the Company. Due to the continuing and stable economic growth in Guangdong Province and Hong Kong, the further implementation of the "Relaxed Individual Travel" program to Hong Kong and Macau Special Administrative Region ("Macau"), as well as the opening of the Hong Kong Disneyland, the Company benefited from strong demand in the passenger transportation market. In 2005, the Company continued to optimize the operations of the Guangzhou-Shenzhen High Speed Passenger Trains and the Canton-Kowloon Through Trains, arranged transportation capacity scientifically, reasonably increased stopping at intermediary stations and train frequency, initiated passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains; the Company succeeded in testing the IC Card Ticketing System and carried out refurbishment of passenger stations for the convenience of passengers, and enhanced service quality to attract more passengers. In 2005, the total number of passengers of the Company was 49.058 million, representing an increase of 6.6% when compared to 2004; revenues from passenger transportation were RMB2,511.2 million, representing an increase of 11.1% from 2004, accounting for 76.6% of the total revenues.

Freight transportation business is one important business of the Company. By strengthening its marketing efforts and improving its organization of freight sources, the Company transported 8.46 million tonnes of outbound freight in 2005, representing an increase of 2.7% from that of 2004. However, the severe competition from other means of transportation and the centralized upward adjustments of railway freight tariffs led to the decrease of inbound and pass-through freight tonnage, which in turn affected the sustained growth of the Company's freight transportation business as a whole. Revenues from freight transportation in 2005 were RMB588.3 million, representing a decrease of 3.8% when compared to that of 2004.

In 2005, revenues from other businesses of the Company were RMB177.5 million, representing an increase of 6.5% from that of 2004.

CHAIRMAN'S STATEMENT

CORPORATE GOVERNANCE

In 2005, the Company has established an internal control system related to financial reporting, so as to comply with the relevant requirements under
Section 404 of the Sarbanes-Oxley Act. The Company has also set up a Remuneration Committee in accordance with the revised Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules") and formulated its "Rules Governing the Work of Remuneration Committee" (CHINESE CHARACTERS), and made certain amendments to its Articles of Association upon its shareholders' suggestions.

In addition, the Company has, to the best of the knowledge of the Company and its directors (the "Directors"), complied with the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules throughout 2005.

FUTURE PROSPECTS

2006 is the first year for the implementation of China's 11th Five-year Plan. This is a critical year for the Company to expand, to grow and to implement the forward-leaping development strategies. It plans to implement the following development projects and initiatives in 2006:

- Proposed issuance of A shares to acquire the railway transportation assets between Guangzhou and Pingshi. To enlarge the operation scale and to reinforce the Company's predominant position in the railway transportation industry in the Pearl River Delta, the Company proposes to issue not more than 2.75 billion RMB-denominated ordinary shares to raise fund for the proposed acquisition of the railway transportation business between Guangzhou and Pingshi of Guangzhou Railway (Group) Company, the parent company of the Company and all assets and liabilities relating to such business. The acquisition will help improve the Company's competitiveness and overall performance, optimize allocation of the Company's transportation resources, improve the image of the Company in capital markets and propel the forward-leaping development plan of the Company.

CHAIRMAN'S STATEMENT

- Continuous construction of the fourth line between Guangzhou and Shenzhen. Upon completion of the construction, the Guangshen railway will become the first four-line railway in China that allows the high-speed passenger trains and regular speed passenger and freight trains to run on separate lines, thus substantially improving the transportation capacity of high-speed passenger trains, domestic long-distance trains and freight trains.

- Introduction of advanced electric trains of international standard. The Company purchased 20 sets of Electric Multiple Units trains (EMUs), each has the speed of 200 km/h, from Bombardier Sifang Power (Qingdao) Transportation Ltd and Bombardier Sweden Transportation Ltd. These 20 sets of EMUs will be used in the operation of the Guangzhou-Shenzhen high speed passenger trains and Hong Kong Through Trains. The introduction of EMUs will strengthen the Company's capacity in its delivery of "safety, speed, comfort and quality" in transport services, increase the Company's competitiveness and bring about good operating efficiency.

All the above material programs and initiatives will help enhance the core competitiveness of the Company, strengthen its leadership in the market, help the Company to consolidate its competitive edges and realize sustainable development, which will result in a robust foundation for the future development of the Company.

In 2005, the Company achieved good operating results. The achievements were attributable to the enthusiasm and diligence of our employees as well as to the support and trust of the shareholders of the Company. In 2006, the economy of China is expected to experience a continuous and steady growth. With the implementation of the 11th Five-year Plan in China's railway industry, the strengthening economic cooperation in the Pan Pearl River Delta, and the progressive expansion of the implementation of "Relaxed Individual Travel" programme to Hong Kong and Macau, it is expected that there will be a continuing increase of demand in the passenger and freight transportation markets in the Company's service regions. The Company expects to achieve better operating results, hence, higher returns for its shareholders in the new year.

                                                        WU JUNGUANG
                                                   Chairman of the Board

Shenzhen, the PRC
March 20, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company and the accompanying notes. The consolidated results of the Company and its subsidiaries for the year ended December 31, 2005 were prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain material respects from PRC generally accepted accounting principles and United States generally accepted accounting principles (see "Supplementary Financial Information" for a discussion of these differences).

1.   BUSINESS OVERVIEW

     In 2005, with the continuous and rapid growth in China's economy, the accelerating integration of the Pan Pearl River Delta Economic Circle and the vigorous expansion of the Closer Economic Partnership Arrangement between Hong Kong, Macau and mainland China ("CEPA"), the thriving economic development in Guangdong and Hong Kong has created a strong demand for transportation services. The Company aggressively captured market opportunities, adjusted the transportation organization and strengthened marketing efforts, and endeavored to increase transportation efficiency and capacity, resulting in a stable growth in the operating results.

     In 2005, the total revenues of the Company were RMB3,276.9 million, representing an increase of 7.9% from RMB3,038.1 million in 2004. Among which, revenues from passenger transportation service, freight transportation service and other businesses were RMB2,511.2 million, RMB588.3 million and RMB177.5 million respectively, accounting for 76.6%, 18.0% and 5.4% of the total revenues of the Company, respectively. In 2005, profit attributable to equity holders of the Company was RMB613.4 million, representing an increase of 8.1% from RMB567.5 million in 2004.

2.   BUSINESS ANALYSIS

     (1)  PASSENGER TRANSPORTATION

          Passenger transportation business is the most important business of the Company. As of December 31, 2005, the Company operated 122 pairs of passenger trains in accordance with its daily train schedule, representing an increase of five pairs from

MANAGEMENT'S DISCUSSION AND ANALYSIS

          the number in operation at the end of 2004. There were 67 pairs of high-speed passenger trains between Guangzhou and Shenzhen, an increase of three pairs; two pairs of regular-speed passenger trains between Guangzhou and Shenzhen; 13 pairs of Hong Kong Through Trains and 40 pairs of long-distance passenger trains, an increase of two pairs, of which the Company undertook the operation of three pairs.

          *Note: 67 pairs of high-speed trains between Guangzhou and Shenzhen included 10 standby pairs; 13 pairs of Hong Kong Through Trains included 11 pairs of Canton-Kowloon Through Trains, one pair of Through Trains between Zhaoqing and Kowloon and one pair of Through Trains between Beijing and Kowloon or between Shanghai and Kowloon. (The Hong Kong Through Trains between Beijing and Kowloon and the Through Trains between Shanghai and Kowloon are counted as one pair of Through Trains as they operate on alternate days).

          In 2005, the Company's total number of passengers was 49.058 million, representing an increase of 6.6% from 46.012 million in 2004. Its revenue from passenger transportation was RMB2,511.2 million, representing an increase of 11.1% from RMB2,259.7 million in 2004, among which:

          -    GUANGZHOU-SHENZHEN TRAINS

               The Company's Guangzhou-Shenzhen trains consist of high-speed passenger trains and regular-speed passenger trains between Guangzhou and Shenzhen. The number of passengers travelling on the Company's Guangzhou-Shenzhen trains increased by 6.2% from
               20.270 million in 2004 to 21.529 million in 2005. The number of passengers travelling on the high-speed passenger trains between Guangzhou and Shenzhen increased by 7.4% from 19.630 million in 2004 to 21.084 million in 2005; while the number of passengers travelling on the regular-speed passenger trains between Guangzhou and Shenzhen decreased by 30.4% from 0.640 million in 2004 to 0.445 million in 2005. The revenues from Guangzhou-Shenzhen trains increased by 5.8% from RMB1,152.5 million in 2004 to RMB1,219.8 million in 2005. The increase in business volume of Guangzhou-Shenzhen trains was mainly due to:
               (1) the acceleration of regional economic cooperation in the Pan Pearl River Delta and the strong economic growth in the Pearl River Delta, which resulted in the upward flows of business persons, tourists and workers; (2) the vigorous optimization of the transportation organization, the initiation of passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains and the provision of "One-stop Through All" service to attract more passengers for Guangzhou-Shenzhen trains; (3) the Company further improved the "As-frequent-as-buses" Train Project and increased the frequency of trains; (4) the gradual improvement of the metro systems in Guangzhou and Shenzhen has strengthened the connection between the railway and urban public transportation system; (5) the Company continuously perfected the comprehensive service function of passenger stations to provide more convenience for passengers.

MANAGEMENT'S DISCUSSION AND ANALYSIS

          -    HONG KONG THROUGH TRAINS

               The number of passengers travelling on the Hong Kong Through Trains of the Company increased by 6.1% from 2.890 million in 2004 to 3.065 million in 2005. Revenues from Hong Kong Through Trains increased by 4.8% from RMB436.9 million in 2004 to RMB457.7 million in 2005. The increase in business volume of Hong Kong Through Trains was mainly due to: (1) the continuing increase in the number of business persons and tourists following the accelerated implementation of CEPA, the progressive expansion of the "Relaxed Individual Travel" program to Hong Kong and Macau and the opening of Hong Kong Disneyland; (2) the two additional pairs of Hong Kong Though Trains that commenced operation in April 2004 were in full operation in 2005; (3) the Company continued to enhance the service function of passenger stations and provided passengers with services as those provided in a flight to improve the quality of passenger service.

          -    LONG-DISTANCE TRAINS

               The number of passengers travelling on the long-distance trains of the Company increased by 7.1% from 22.852 million in 2004 to
               24.463 million in 2005. The revenue from long-distance trains increased by 24.4% from RMB670.2 million in 2004 to RMB833.7 million in 2005. The increase in business volume of the long-distance trains was mainly due to: (1) the continuing increase in the number of business persons and workers coming from inland to cities such as Shenzhen and Guangzhou as a result of the continuous and rapid economic growth and the gradual improvement of the labor market environment in the Pearl River Delta; (2) the Company enhanced the marketing of long-distance trains, i.e. the Shenzhen-Beijing West trains, Shenzhen-Yueyang trains and Shenzhen-Shaoguan trains undertaken by the Company and raised the occupancy rate of these trains to a relatively large extent, leading to an increase in revenue from long-distance trains; (3) compared to the same period last year, the large-scale operation of

MANAGEMENT'S DISCUSSION AND ANALYSIS

               temporary passenger trains during the Spring Festival season and Golden Week holidays led to an increase in passenger volume and revenue; (4) the Shenzhen-Jian trains and Shenzhen-Taizhou trains that commenced operation in July 2005, and the Shenzhen-Shenyang North trains which commenced operations at the end of December 2004 were in full operation throughout 2005, thus boosted the passenger volume.

          The table below illustrates the revenues from passenger transportation business and the volume of passengers for the year ended December 31, 2005 as compared to those of the same period in 2004:

                                           FOR THE YEAR ENDED
                                              DECEMBER 31,
                                         ---------------------    Increase/
                                            2005        2004     (Decrease)
                                         ---------   ---------   ----------
Revenues from passenger transportation
   (RMB thousands)                       2,511,156   2,259,671     11.1%
   -- Guangzhou-Shenzhen trains          1,219,758   1,152,529      5.8%
   -- Hong Kong Through Trains             457,728     436,918      4.8%
   -- Long-distance trains                 833,670     670,224     24.4%
                                         ---------   ---------     ----
Total number of passengers
   (thousand persons)                       49,058      46,012      6.6%
   -- Guangzhou-Shenzhen trains             21,529      20,270      6.2%
   -- Hong Kong Through Trains               3,065       2,890      6.1%
   -- Long-distance trains                  24,463      22,852      7.1%
                                         ---------   ---------     ----
Revenue per passenger (RMB)                  51.19       49.11      4.2%
   -- Guangzhou-Shenzhen trains              56.66       56.86     (0.4%)
   -- Hong Kong Through Trains              149.29      151.18     (1.3%)
   -- Long-distance trains                   34.08       29.33     16.2%
                                         ---------   ---------     ----
Total passenger-kilometers (millions)     4,539.10     4,200.2      8.1%
Revenue per passenger-kilometer (RMB)         0.55        0.54      1.9%
                                         =========   =========     ====

MANAGEMENT'S DISCUSSION AND ANALYSIS

     (2)  FREIGHT TRANSPORTATION

          Freight transportation is the core business of the Company. The total tonnage of freight transported by the Company in 2005 was 31.893 million tonnes, representing a decrease of 6.7% from 34.199 million tonnes in 2004. Revenues from freight transportation business were RMB588.3 million, representing a decrease of 3.8% from RMB611.8 million in 2004, among which:

          -    OUTBOUND FREIGHT

               In 2005, the Company's outbound freight tonnage was 8.460 million tonnes, representing an increase of 2.7% from 8.241 million tonnes in 2004. Outbound freight revenues were RMB139.3 million, representing an increase of 22.9% from RMB113.4 million in 2004. The increase in outbound freight business was mainly due to: (1) the continuing increase in demand for imported raw materials such as coal and ore owing to the continuous and rapid economic growth in mainland China; (2) the centralized upward adjustments of railway freight tariffs implemented since April 2005 had exerted positive influence on the increase in outbound freight revenue; and (3) in order to enhance competitiveness, the Company endeavored to maintain the current sources of freight and explore for new freight through providing preferential tariffs, improving service quality and strengthening relations with consignors.

               * From January 1, 2005, the Ministry of Railway ("MOR") began to modify the settlement method on the income from railway freight transportation, all freight transportation fees relating to post, parcels and luggage, containers and special goods that had been shared between railway administrations (companies) in proportion to the lengths of transit were credited to Zhongtie Parcels Courier Company Limited, Zhongtie Container Transportation Company Limited and Zhongtie Special Goods Transportation Company Limited, or collectively the Three Professional Transportation Companies, which shall pay railway usage fees to railway administrations (companies). These railway usage fees were credited into outbound freight revenue and inbound or pass-through freight revenue accordingly as it may occur for the convenience of matching classified freight revenues with freight tonnages and comparison with the corresponding numbers of the past years. The numbers occurred in 2005 showed that the modifications had not significantly affected the revenues from freight transportation.

          -    INBOUND AND PASS-THROUGH FREIGHT

               In 2005, the Company's inbound and pass-through freight tonnages were 23.433 million tonnes, representing a decrease of 9.7% from
               25.958 million tonnes in 2004; its inbound and pass-through freight revenues were RMB308.0 million, representing a decrease of 4.7% from RMB323.1 million in 2004. The decrease in inbound and pass-through freight volume was mainly due to: (1) the progressive improvement of road, water and air transportation networks of mainland China, bringing fiercer competition to railway freight transportation market; (2) the centralized upward adjustments of railway freight tariffs implemented nationwide since April 2005 had led to the transfer of part of the freight sources to other means of transport.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     -    STORAGE, LOADING AND UNLOADING AND MISCELLANEOUS ITEMS

          In 2005, the Company's revenues from storage, loading and unloading and miscellaneous items were RMB141.0 million, representing a decrease of 19.6% from RMB175.3 million in 2004. The decrease in revenues was mainly due to the decline in inbound and pass-through freight volume.

     Set out below are the Company's revenues from its freight transportation business and the freight volume for the year ended December 31, 2005 as compared with those of the same period in 2004:

                                         FOR THE YEAR ENDED
                                            DECEMBER 31,
                                         ------------------   Increase/
                                            2005      2004    (Decrease)
                                          -------   -------   ----------
REVENUES FROM FREIGHT TRANSPORTATION
   (RMB thousands)                        588,310   611,807      (3.8%)
   -- Outbound freight transportation     139,340   113,421      22.9%
   -- Inbound and pass-through
      freight transportation              307,962   323,108      (4.7%)
   -- Storage, loading and unloading
      and miscellaneous items             141,008   175,278     (19.6%)
                                          -------   -------     -----
TOTAL TONNAGE (thousand tonnes)            31,893    34,199      (6.7%)
   -- Outbound freight                      8,460     8,241       2.7%
   -- Inbound and pass-through freight     23,433    25,958      (9.7%)
                                          -------   -------     -----
Revenue per tonne (RMB)                     18.45     17.89       3.1%
                                          -------   -------     -----
Total tonne-kilometres (millions)         2,294.8   2,489.5      (7.8%)
                                          -------   -------     -----
Revenue per tonne-kilometre (RMB)            0.26      0.25       4.0%
                                          =======   =======     =====

MANAGEMENT'S DISCUSSION AND ANALYSIS

     (3)  OTHER BUSINESSES

          The Company's other businesses mainly consist of on-board and in-station sales of goods and food, advertising and tourism services. Revenues from other businesses of the Company in 2005 were RMB177.5 million, representing an increase of 6.5% from RMB166.7 million in 2004.

          The table below sets forth the revenues from other businesses of the Company for the year ended December 31, 2005 compared with those of the same period in 2004:

                                           FOR THE YEAR ENDED DECEMBER 31,
                                         -----------------------------------
                                                2005               2004         Increase/
CATEGORY OF BUSINESSES                   (RMB' THOUSANDS)   (RMB' thousands)   (Decrease)
----------------------                   ----------------   ----------------   ----------
On-board and in-station sales of goods         29,172             48,496         (39.8%)
Station services                               39,430             45,206         (12.8%)
Others                                        108,860             72,969          49.2%
                                              -------            -------         -----
Total                                         177,462            166,671           6.5%
                                              =======            =======         =====

3.   COST ANALYSIS

     In 2005, the total operating expenses of the Company were RMB2,566.1 million, representing an increase of 6.6% from RMB2,408.0 million in 2004, among which, the railway operating expenses were RMB2,375.8 million, representing an increase of 6.0% from RMB2,241.8 million in 2004. Expenses of other businesses were RMB190.3 million, representing an increase of 14.6% from RMB166.2 million in 2004.

     For the year ended December 31, 2005, the railway operating expenses of the Company mainly include:

     -    BUSINESS TAX

          The business tax for 2005 was RMB86.57 million, representing an increase of 3.4% from RMB83.73 million in 2004. Such increase was due to the increase in the revenues of the Company.

     -    LABOR AND BENEFITS

          In 2005, labor and benefits expenses amounted to RMB518.6 million, representing an increase of 5.3% from RMB492.6 million in 2004. The increase was mainly due to: (1) the implementation of the performance based salary policy; steady increase of operating results in 2005 resulted in the overall increase in employees' salaries and benefits;
          (2) the increase in the number of trains in operation during the year, and the corresponding increase in the number of related operation staff and workload.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     -    EQUIPMENT LEASES AND SERVICES

          The expenses on equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway companies (administrations). In 2005, expenses on equipment leases and services of the Company amounted to RMB507.6 million, representing an increase of 12.3% from RMB452.2 million in 2004. This was mainly due to: (1) the operation of Shenzhen-Shaoguan long-distance trains since May 2005, which led to the increase in the corresponding railway usage fees; and (2) the relatively large increase in the number of temporary passenger trains in operation during the Spring Festival holidays and the Golden Week holidays in 2005, which led to the increase of related equipment leases and services fees.

     -    MATERIALS AND SUPPLIES

          Materials and supplies include materials, fuel, water and electricity consumption. In 2005, the Company's materials and supplies expenses amounted to RMB283.9 million, representing an increase of 15.6% from RMB245.5 million in 2004. The increase was mainly due to: (1) the increased consumption of materials and supplies resulted from the increased number of trains in operation during the year; (2) the increase in the consumption of materials arisen from the increased investment in flood-control and maintenance of railway line to ensure the safety thereof: (3) the ongoing increase in the prices of oil and electricity because of short supply, which led to the increase of related costs of the Company.

     -    REPAIR EXPENSES (EXCLUDING MATERIALS AND SUPPLIES)

          Repair expenses (excluding materials and supplies) increased by 21.6% from RMB216.3 million in 2004 to RMB263.0 million in 2005. The increase was mainly due to: (1) the increased number of locomotives and vehicles that underwent overhaul, leading to the increase in repair expenses on related equipment; (2) the refurbishment of houses and structures to further enhance the service function of passenger and freight stations and to improve the living and working environment of the employees, which caused an increase in the repair expenses; (3) the increase in the expenses on the repair and maintenance of facilities such as rail lines and electrical equipment to satisfy the requirement for transportation safety as a result of increased transportation volume.

     -    DEPRECIATION

          Depreciation expenses of fixed assets decreased by 2.7% from RMB334.5 million in 2004 to RMB325.6 million in 2005, which was mainly due to the disposal of some useless assets during the year and part of the assets had come to the end of their service life in succession during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     -    SOCIAL SERVICES FEES

          Social services fees of the Company in 2005 were RMB78.23 million, representing a decrease of 7.6% from RMB84.64 million in 2004. The reason for the decrease was mainly as follow: the segmentation reform of principal and subordinate businesses of the railway industry implemented in 2004, as result of which, the hospitals and schools that used to provide medical and education services to the Company were transferred to local authorities, thus the Company had to pay certain amount of subsidies in accordance with the government policies, while in 2005, the Company did not have to pay such fees.

     -    GENERAL AND ADMINISTRATION EXPENSES

          General and administration expenses of the Company in 2005 were RMB188.4 million, representing a decrease of 1% from RMB190.3 million in 2004. The decrease was mainly due to the decrease in the provision for impairment this year.

4.   TAXATION

     As the Company is a corporation incorporated in the Shenzhen Special Economic Zone, it is subject to an income tax at a rate of 15%. According to relevant taxation regulations, other businesses of the Company and its subsidiaries are subject to an income tax at the rate of 15% or 33%, depending on the location of incorporation. Income tax expenses of the Company and its subsidiaries were RMB104.2 million in 2005, implying an effective tax rate of 14.5%, increased by RMB5.875 million from RMB98.37 million in 2004, which was mainly due to the increase in profit before tax of the Company.

5.   ANALYSIS OF FINANCIAL POSITION

     ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

     Set out below are the assets, liabilities and shareholders' equity of the Company and its subsidiaries as at December 31, 2005 compared with those as at December 31, 2004:

                                  2005               2004         Increase/
                             (RMB THOUSANDS)   (RMB thousands)   (Decrease)
                             ---------------   ---------------   -----------
AS AT DECEMBER 31

Current assets                   2,473,931         2,988,455       (514,524)
Non-current assets              10,270,522         8,420,596      1,849,926
Total assets                    12,744,453        11,409,051      1,335,402
                                ----------        ----------      ---------
Current liabilities              2,006,807           936,865      1,069,942
Non-current liabilities              4,830                --          4,830
Total liabilities                2,011,637           936,865      1,074,772
                                ----------        ----------      ---------
Net assets                      10,732,816        10,472,186        260,630
                                ----------        ----------      ---------
Share capital                    4,335,550         4,335,550             --
Reserves                         6,348,509         6,085,024        263,485
Minority interests                  48,757            51,612         (2,855)
                                ----------        ----------      ---------
Total shareholders' equity      10,732,816        10,472,186        260,630
                                ==========        ==========      =========

MANAGEMENT'S DISCUSSION AND ANALYSIS

     As of December 31, 2005, total assets of the Company were RMB12,744.5 million, representing an increase of RMB1,335.4 million from RMB11,409.1 million as of December 31, 2004.

     As of December 31, 2005, current assets of the Company were RMB2,473.9 million, representing a decrease of RMB514.5 million from RMB2,988.5 million as of December 31, 2004. This was mainly due to a decrease in short-term deposit, prepayments and other trade receivables (net) in the sum of RMB659.1 million.

     As of December 31, 2005, non-current assets of the Company were RMB10,270.5 million, representing an increase of RMB1,849.9 million from RMB8,420.6 million as of December 31, 2004. This was primarily due to an increase in the amount of RMB2,022.8 million for construction-in-progress, prepayment for fixed assets, net fixed assets and deferred tax assets.

     The liabilities of the Company consist mainly of current liabilities. As of December 31, 2005, the current liabilities of the Company were RMB2,006.8 million, representing an increase of RMB1,069.9 million from RMB936.9 million in 2004. This was mainly due to the increase in the amounts due to related companies, trade payables, accrued expenses and other payables and tax payable in a total sum of RMB1,159.7 million.

     As of December 31, 2005, the shareholders' equity of the Company was RMB10,732.8 million, representing an increase of RMB260.6 million from RMB10,472.2 million as of December 31, 2004. This was mainly due to the increase in reserves of RMB263.5 million when compared with that of 2004.

     As of December 31, 2005, the gearing ratio of the Company, calculated as the outstanding amount of total liabilities at the end of the period over the outstanding amount of the total assets at the end of the period, was 15.8%.

     As of December 31, 2005, the Company had no charge on any of its assets and had not provided any guarantees.

     LIQUIDITY AND CAPITAL RESOURCES

     The principal source of capital of the Company was revenues generated from operations. In 2005, the net cash flow from the Company's operations was RMB1,380.1 million, representing an increase of RMB143.6 million from RMB1,236.6 million in 2004. The increase in net cash flow from the Company's operations was mainly due to the increase in the Company's total revenues.

     The Company's capital was mainly used for capital and operating expenses and payment of taxes and dividends. In 2005, the Company spent RMB1,588.4 million on purchase of fixed assets and construction-in-progress. It also paid RMB90.724 million for income tax and approximately RMB476.9 million for dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The table below sets forth the comparisons of the major items in the consolidated cash flow statements of 2005 and 2004.

                                                                                             Increase/
                                                              2005              2004        (Decrease)
                                                        (RMB THOUSANDS)   (RMB thousands)
                                                        ---------------   ---------------   ----------
Net cash inflows from operating activities                 1,380,147         1,236,579       143,568
Net cash from (used in) investment activities               (820,915)       (1,000,639)      179,724
Net cash from (used in) financing activities                (491,733)         (469,044)      (22,689)
                                                           ---------        ----------       -------
Net cash and cash equivalents inflows cash (outflows)         67,499          (233,104)      300,603
                                                           =========        ==========       =======

     The Company believes it has sufficient working capital and available banking facilities to meet its operation and development requirements.

6.   COMMITMENTS

     (1)  CAPITAL COMMITMENTS

          As of December 31, 2005, the Company had the following capital commitments which were authorized but not contracted for and contracted but not provided for:

                                          2005              2004
                                    (RMB THOUSANDS)   (RMB THOUSANDS)
                                    ---------------   ---------------
Authorized but not contracted for      3,985,253          451,500
Contracted but not provided for        3,331,311          693,828
                                       =========          =======

     (2)  OPERATING LEASE COMMITMENTS

          As of December 31, 2005, the total future minimum lease payments under non-cancellable operating leases were as follows:

                                          2005              2004
                                    (RMB THOUSANDS)   (RMB THOUSANDS)
                                    ---------------   ---------------
Machinery and equipment                  75,375           183,375
-- not more than 1 year                  75,375           108,000
-- more than 1 year but not more
   than 5 years                              --            75,375
                                         ======            ======

          The above operating lease commitments were for leasing eight AC-driven electric passenger trains ("Blue Arrow") with a speed of up to 200 kilometres per hour.

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.   FOREIGN EXCHANGE RISK AND HEDGING

     The Company currently holds a certain amount of United States dollars ("USD") and Hong Kong dollars ("HKD") deposits. It also earns revenues in HKD from its railway transportation businesses. Dividends to the shareholders of H shares and ADSs are paid in foreign currencies. Some of the Company's contracts, particularly with respect to the high-speed passenger train project, are payable by the Company in foreign currencies. If there are relatively strong fluctuations in the exchange rate of RMB to the relative foreign currencies, the operating results of the Company will be affected. The reform of the RMB exchange rate system in July 2005 has led to revaluations of RMB against USD and HKD, which was offset by the continuous increase in the interest rates for USD and HKD deposits, thus having insignificant impact on the operating results of the Company.

8.   INTEREST RATE RISK

     Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks and in the Railway Deposit-taking Center of the MOR. The Company does not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2005, the Company had no commercial bank loans outstanding. Accordingly, the Company is not exposed to any material interest rate risks.

9.   CONTINGENCY OF AN ASSOCIATE

     As of December 31, 2005, the Company's investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140 million (at cost). In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company.

     On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors of certain debts of Guangzhou Guancheng Real Estate Company Limited ("Guangzhou Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, according to a court judgment on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision for impairment on its interest in Tiecheng.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     On December 15, 2003, the Higher People's Court of Guangdong Province ("the Court") accepted Guangzhou Guantian's re-trial application for discharging the aforesaid guarantee. In December 2003, the Court delivered a civil case judgement in which it was ruled that proceedings regarding this case shall be terminated. As a necessary procedure for the Court to decide whether to grant a re-trial, a hearing was held on March 18, 2004. In this respect, Guangzhou Guantian appointed an independent representing lawyer to attend the hearing. In December 2005, the Court commenced procedures for re-trial and appointed the members of the collegiate bench for the conduct of the re-trial. Date of hearing is yet to be fixed. Up to the date of this report, the Court has not yet deliver any judgment as the necessary procedures have not been completed. However, having consulted an independent lawyer, the Directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Accordingly, the Directors consider that as of the date of this report, the likelihood of Guangzhou Guantian, a subsidiary of Tiecheng, having to settle the above claim is remote and no impairment provision for the interest in Tiecheng was made in the accounts. To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by Guangzhou Railway (Group) Company (the parent company of the Company) (the "Parent Company"). The Parent Company undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the litigation.

10.  OVERDUE TIME DEPOSITS

     As of December 31, 2005, the Company had an overdue time deposit in the amount of approximately RMB31.365 million placed with Zengcheng Licheng Urban Credit Cooperative. The Company had initiated legal proceedings and obtained a judgment in its favour regarding the unrepaid time deposit. However, as the judgment debtor was undergoing restructuring, the court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounts for approximately 0.3% of the net assets and 1.27% of the total current assets of the Company and has no material impact on the capital usage and operations of the Company. For prudence, the Company had presented the gross outstanding balance in other receivables and full provision had been made for impairment in prior years.

     Other than stated above, the Company has no other overdue time deposit that has not been repaid. The Company has not encountered any difficulty in withdrawing deposits. The Company has placed all its deposits with commercial banks in the PRC or the Railway Deposit-taking Center.

MANAGEMENT'S DISCUSSION AND ANALYSIS

11.  EMPLOYEES, SALARY DISTRIBUTION POLICY AND TRAINING PLANS

     As of December 31, 2005, the Company had in total 8,882 employees, representing a decrease of 82 compared to that at the end of 2004.

     The Company's salary policy is closely linked with economic efficiency, labour efficiency and individual performance. The total amount of employees' salaries is closely related to the operating results of the Company and the distribution of employees' salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input. In 2005, the Company paid approximately RMB518.6 million for salaries and benefits.

     Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory funds and benefits as listed below:

                                     AS A PERCENTAGE OF THE
                                       AGGREGATE SALARIES
                                    OF THE EMPLOYEES IN 2005
                                  ----------------------------
                                     EMPLOYEES
                                    RESIDING IN
                                  GUANGZHOU AREA
                                   OR ALONG THE     EMPLOYEES
                                    GUANGZHOU-       RESIDING
EMPLOYEES' BENEFITS                SHENZHEN LINE   IN SHENZHEN
-------------------               --------------   -----------
Housing fund                             7%             13%
Retirement pension                      18%             18%
Supplemental retirement pension          5%              5%
Basic medical insurance                  8%              6%
Supplemental medical insurance           1%            0.5%
Maternity medical insurance            0.4%            0.5%
Other welfare fund                       6%              8%

     During 2005, the Company provided 9,656 units of training on post standardization and handling of emergency, etc for its employees. The total expenses for these training programmes in 2005 was approximately RMB3.235 million.

REPORT OF DIRECTORS

The Board of Directors (the "Board") is pleased to present the Report of Directors together with the audited financial statements of the Company and its subsidiaries for the year ended December 31, 2005.

PRINCIPAL ACTIVITIES AND FINANCIAL RESULTS

The Company is mainly engaged in railway passenger and freight transportation between Guangzhou and Shenzhen and certain long-distance passenger transportation services. The Company also operates the passenger transportation service of Hong Kong Through Trains together with KCRC in Hong Kong. The Company provides integrated services relating to railway facilities and technology. The Company is also engaged in commercial trading and other businesses that are consistent with its overall business strategy.

The consolidated operating results of the Company and its subsidiaries for the year ended December 31, 2005 and the financial positions of the Company and its subsidiaries as of December 31, 2005 are set out in the consolidated balance sheets and consolidated income statement prepared in accordance with International Financial Reporting Standards ("IFRS") as set out on page 81 to page 139 of this annual report, respectively.

PROFIT APPROPRIATION

For the year ended December 31, 2005, the appropriations of profit as dividends and reserves proposed by the Board are set out in Note 29 and Note 20 to the financial statements, respectively.

DIVIDENDS

The Company did not declare any interim dividend for the six months ended June 30, 2005.

On March 20, 2006, the Board recommended the payment of a final dividend of RMB0.12 per share to the shareholders of the Company for the year ended December 31, 2005.

Shareholders whose names appear on the Register of Members on May 11, 2006 will qualify for the final dividend for the year ended December 31, 2005. The Register of Members for H Shares will be closed from April 11, 2006 to May 11, 2006, both days inclusive.

REPORT OF DIRECTORS

Holders of H Shares who wish to qualify for entitlement to the final dividend must lodge all transfer forms, together with the relevant share certificates, with the Company's share registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on April 10, 2006, the last trading day before the Register of Members is closed.

Details of the final dividend payments to holders of H Shares are to be announced subject to the approval of the shareholders at the 2005 annual general meeting, which is to be held on May 11, 2006. The date and procedure for the payment of the final dividends will be announced separately.

In accordance with the articles of association of the Company (the "Articles of Association"), the dividend for domestic shares will be paid in RMB while the dividend for H Shares will be calculated in RMB and paid in HKD. The exchange rate will be based on the average of the closing exchange rates for RMB to HKD as announced by the People's Bank of China during the calendar week preceding the date on which the dividend is to be paid.

ENTRUSTED DEPOSITS

As of December 31, 2005, the Company did not have any entrusted deposits placed with any financial institutions in the PRC.

BANK BORROWINGS

As of December 31, 2005, the Company had no commercial bank loans.

CHARGE ON ASSETS AND GUARANTEE

As of December 31, 2005, there were no outstanding charges against any of the Company's assets and the Company did not have any guarantee outstanding.

INTEREST CAPITALIZED

There was no interest capitalized in the construction-in-progress or fixed assets of the Company and its subsidiaries during 2005.

FIXED ASSETS

Movements in fixed assets of the Company and its subsidiaries during 2005 are set out in Note 6 to the financial statements.

TAXATION

As the Company was registered and established in the Shenzhen Special Economic Zone of the PRC, it is subject to income tax at a rate of 15%. The rate is 18% lower than that of the standard income tax rate of 33% applicable to PRC companies.

Details of taxation of the Company and its subsidiaries are set out in Note 26 to the financial statements.

REPORT OF DIRECTORS

RESERVES

Movements in the reserves of the Company and its subsidiaries during the year are set out in Note 20 to the financial statements.

STATUTORY PUBLIC WELFARE FUND

Details of the Company's statutory public welfare fund are set out in Note 20 to the financial statements.

SUBSIDIARIES

Details of the Company's principal subsidiaries as of December 31, 2005 are set out in Note 9 to the financial statements.

EQUIPMENT AND MAINTENANCE

The Company owns 12 diesel high-speed locomotives, 5 high-speed electric locomotives, 18 shunting locomotives, 1 high-speed electric passenger train, 84 quasi-high-speed passenger coaches, 41 regular-speed passenger coaches and 112 long-distance express train passenger coaches. The Company leases eight high-speed electric passenger trains from Guangzhou China Railway Rolling Stocks Sales and Service Company Limited (Chinese Characters). The freight cars used by the Company are all leased from the MOR, to which the Company paid rental and depreciation fees based on the uniform rate set by the MOR.

INFORMATION RELATING TO THE SHARE CAPITAL

20,536,760 ADSs (each ADS represents 50 H Shares) of the Company were listed on the NYSE on May 13, 1996 (New York time) and 217,812,000 H Shares were listed on the Hong Kong Exchange on May 14, 1996 (Beijing time). Upon the exercise of the over-allotment option by the underwriters, the Company further issued 186,650,000 H Shares in the form of ADSs on May 24, 1996. The total number of issued H Shares therefore increased to 1,431,300,000. Each share has a par value of RMB1.00.

                                                 H SHARES LISTED   ADSS LISTED
                                                   IN HONG KONG    IN NEW YORK
                                                 ---------------   -----------
                                                   (HK$/share)      (US$/ADS)
Issue price                                                2.91         19.00
Highest trading price during 2005                          3.23         20.50
Lowest trading price during 2005                           2.00         13.07
Opening price on the first trading day in 2005             3.18         20.48
Closing price on the last trading day in 2005              2.35         15.52
                                                  -------------     ---------
Total turnover in 2005                            1,438,000,000     4,740,000
                                                  =============     =========

REPORT OF DIRECTORS

SHARE CAPITAL STRUCTURE

As of December 31, 2005, the share capital of the Company consisted of:

CLASS OF SHARE CAPITAL

                                    NUMBER    PERCENTAGE OF
                                  OF SHARES   SHARE CAPITAL
                                    ('000)         (%)
                                  ---------   -------------
State-owned legal person shares   2,904,250        66.99
H Shares                          1,431,300        33.01
                                  ---------       ------
Total                             4,335,550       100.00
                                  =========       ======

There was no change in the share capital of the Company during the year. See also "Proposed Issue of A Share" section.

SHAREHOLDERS

So far as the Directors are aware, as at December 31, 2005, the interests and short positions of the persons, other than Directors or Supervisors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

                                                                                                    PERCENTAGE
                                                                                       PERCENTAGE    OF TOTAL
NAME OF                     CLASS        NUMBER OF                          TYPE OF     OF CLASS       SHARE
SHAREHOLDER               OF SHARES     SHARES HELD         CAPACITY       INTERESTS    OF SHARES     CAPITAL
-----------               ---------   ---------------   ----------------   ---------   ----------   ----------
Guangzhou Railway         Domestic    2,904,250,000(L)  Beneficial owner   Corporate      100.00       66.99
   (Group) Company          shares
Sumitomo Mitsui Asset     H Shares      128,406,000(L)  Investment         Corporate        8.97        2.96
   Management                                              Manager
   Company, Limited
Mondrian Investment       H Shares      117,856,000(L)  Investment         Corporate        8.23        2.72
   Partners Ltd.                                           Manager
Sumitomo Life Insurance   H Shares      113,964,000(L)  Interest of        Corporate        7.96        2.63
   Company (Note)                                          controlled
                                                           corporation

Note: As at December 31, 2005, Sumitomo Life Insurance Company was deemed to be interested in 113,964,000 H Shares (representing approximately 7.96% of the total H Shares of the Company or 2.63% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

     The letter "L" denotes a long position.

REPORT OF DIRECTORS

PUBLIC FLOAT

As at December 31, 2005, at least 25% of the total issued share capital of the Company was held by the public. The Company is therefore in compliance with the Listing Rules as regard to sufficiency of public float.

PURCHASE, SALE AND REDEMPTION OF SHARES

During the year ended December 31, 2005, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

CONFIRMATION BY INDEPENDENT NON-EXECUTIVE DIRECTORS OF CONNECTED TRANSACTIONS

The independent non-executive Directors of the Company confirmed that the connected transactions (as defined in the Listing Rules) entered into by the Company during 2005 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms and in accordance with the terms of the agreements governing such transactions. The terms were fair and reasonable and in the interests of the shareholders of the Company as a whole.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Details of the Directors, supervisors and senior management of the Company as of the date of this report are as follows:

NAME
DIRECTORS:                AGE   POSITION                                   NATIONALITY
----------                ---   --------                                   -----------
Wu Junguang                57   Chairman of the Board                      Chinese
Li Kelie                   58   Director and General Manager               Chinese
Hu Lingling                42   Director                                   Chinese
Wu Houhui                  57   Director                                   Chinese
Wen Weiming                43   Director                                   Chinese
Yang Jinzhong              53   Director and Chairman of the Trade Union   Chinese
*Chang Loong Cheong        60   Director                                   Hong Kong,
                                                                              the PRC
*Deborah Kong              46   Director                                   Australian
*Wilton Chau Chi Wai       44   Director                                   Singaporean

REPORT OF DIRECTORS

SUPERVISORS:
Yao Muming                 52   Chairman of the Supervisory Committee   Chinese
Tang Dinghong              56   Supervisor                              Chinese
Chen Yongbao               54   Supervisor                              Chinese
Li Zhiming                 44   Supervisor                              Chinese
Chen Yunzhong              53   Supervisor                              Chinese
Wang Jianping              42   Supervisor                              Chinese
Lu Ximei                   50   Supervisor                              Chinese

OTHER SENIOR MANAGEMENT:
Li Qingyun                 42   Deputy General Manager                  Chinese
Wu Weimin                  48   Deputy General Manager                  Chinese
Han Dong                   44   Deputy General Manager                  Chinese
Zhuang Mingcan             51   Deputy General Manager                  Chinese
Luo Jiancheng              33   General Manager Assistant               Chinese
Sun Tao                    45   Chief Engineer                          Chinese
Yao Xiaocong               52   Chief Accountant                        Chinese
Guo Xiangdong              40   Company Secretary                       Chinese

*    Independent non-executive directors who are also Hong Kong residents.

On March 17, 2005, resolutions were passed at the fourteenth meeting of the third session of the Board to terminate the engagement of Mr. Luo Qingming as Deputy General Manager and Chief Engineer.

On May 12, 2005, resolutions were passed at the 2004 annual general meeting of the Company to elect Mr. Wu Junguang, Mr. Li Kelie, Mr. Hu Lingling, Mr. Wu Houhui, Mr. Wen Weiming, Mr. Yang Jinzhong, Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai as directors of the fourth session of the Board; and to elect Mr. Yao Muming, Mr. Tang Dinghong, Mr. Chen Yongbao, Mr. Li Zhiming and Mr. Chen Yunzhong as supervisors of the fourth session of the Supervisory Committee of the Company. Mr. Wang Jianping and Ms. Lu Ximei were supervisors elected by the Company's employees.

On May 12, 2005, resolutions were passed at the first meeting of the fourth session of the Board to elect Mr. Wu Junguang as Chairman of the Board and to terminate the engagement of Mr. Yang Yuzheng as Deputy General Manager of the Company. At the first meeting of the fourth session of the Supervisory Committee held on the same day, Mr. Yao Muming was elected as chairman of the Supervisory Committee.

On August 9, 2005, a resolution was passed at the third meeting of the fourth session of the Board to appoint Mr. Sun Tao as Chief Engineer of the Company.

On January 13, 2006, resolutions were passed at the seventh meeting of the fourth session of the Board to appoint Mr. Zhuang Mingcan as Deputy General Manager; and to appoint Mr. Luo Jiancheng as General Manager Assistant of the Company.

REPORT OF DIRECTORS

PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

DIRECTORS

WU JUNGUANG, aged 57, joined the Company in June 2003 and is Chairman of the Board. Mr. Wu graduated from South China Normal University (Chinese Characters). Since 1964, he has served in various managerial positions in various railway departments. He had served as stationmaster of the Guangzhou Station, general manager of Yangcheng Railway Company and in other positions. He is currently chairman of the board of directors and general manager of the Parent Company.

LI KELIE, aged 58, joined the Company in October 2004 and is a Director and General Manager of the Company. Mr. Li is a member of the Chinese Writers' Association and a vice chairman of Guangzhou Writers' Association (Chinese Characters). Mr. Li has participated in the operation and management of railway transportation for years and has extensive industry experience. Since 1994, Mr. Li has held various senior positions in the Parent Company and its subsidiaries. Before joining the Company, he was chairman and general manager of Sanmao Railway Company Limited (Chinese Characters)

HU LINGLING, aged 42, joined the Company in June 2003 and is a Director of the Company. He graduated from Changsha Railway Institute (Chinese Characters) and is an engineer. Since 1985, Mr. Hu has served in various technical and managerial positions in various railway departments. He served as deputy general manager of Yangcheng Railway Company and the director of the transportation department of the Parent Company. Mr. Hu is currently deputy general manager of the Parent Company.

WU HOUHUI, aged 57, joined the Company in March 1999 and is a Director of the Company. He graduated from Dalian Railway College (Chinese Characters) and is a senior economist. Mr. Wu served in various managerial positions in the Parent Company from 1984 to 2003. He is currently chief economist of the Parent Company.

WEN WEIMING, aged 43, joined the Company in June 2003 and is a Director of the Company. Mr. Wen graduated from the Workers University of Guangzhou Railway Bureau (Chinese Character) and the Party School of the CPC (Chinese Characters) and is a senior accountant. He has many years of experience in the financial field. He had served as the director of the finance sub-section of Yangcheng Railway Company and the director of the finance department of the Parent Company. Mr. Wen is currently deputy chief accountant of the Parent Company.

YANG JINZHONG, aged 53, joined the Company in August 2000 and is a Director and the Chairman of the Trade Union of the Company. Mr. Yang graduated from the Harbin Institute of Electrical Technology (Chinese Characters) and is an engineer. He has more than 30 years of experience in the railway industry. He had served in various managerial positions in Wuhan Railway Sub-administration. From August 2000 to April 2005, Mr. Yang served as the stationmaster of the Shenzhen North Railway Station, the manager of the transportation department of the Company and the stationmaster of the Shenzhen Railway Station.

REPORT OF DIRECTORS

CHANG LOONG CHEONG, aged 60, joined the Company in March 1996 and is an independent nonexecutive Director of the Company. Mr. Chang holds a management certificate from the Hong Kong Management Association. He is also a director of Shanghai Xinhua Iron & Steel Company Limited and Orient International (Shanghai) Limited. Mr. Chang was a manager of Cathay Hotel in Lagos, Nigeria, a member of the senior management of Island Navigation Corporation International Limited in West Africa and Orient Overseas Container Line Limited, and was general manager and a director of Noble Ascent Company Limited.

DEBORAH KONG, aged 46, joined the Company in March 1996 and is an independent non-executive Director of the Company. Ms. Kong is currently an executive director of Centennial Resources Company Limited. Ms. Kong obtained a Bachelor of Arts degree from Sydney University and a Master Diploma in Finance from Macquarie University in Australia. She is a member of the People's Political Consultative Standing Committee of Shandong Province in the PRC.

WILTON CHAU CHI WAI, aged 44, joined the Company in June 2004 and is an independent nonexecutive Director of the Company. Mr. Chau obtained a bachelor's degree in applied mathematics from the University of Hong Kong, a Bachelor of Laws degree from the University of Wolverhampton and a Master of Business Administration degree from the University of Wales. Mr. Chau is a fellow member of the Association of Chartered Certified Accountants, a member of Singapore Institute of Arbitrators and a council member of Hong Kong Biotechnology Association. Since 1987, Mr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently chairman of Qleap Venture Limited.

SUPERVISORS

YAO MUMING, aged 52, joined the Company in April 1997 and is the Chairman of the Supervisory Committee of the Company. Mr. Yao graduated from South China Normal University (Chinese Characters) and was deputy director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureau. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao has been a member of the senior management of the Parent Company.

TANG DINGHONG, aged 56, joined the Company in July 2003 and is a Supervisor of the Company. Mr. Tang graduated from Zhongshan University (Chinese Characters). He joined the railway departments in 1969 and had served in various senior managerial positions of the Parent Company.

CHEN YONGBAO, aged 54, joined the Company in June 2002 and is a Supervisor of the Company. Mr. Chen graduated from Zhuzhou Railway Mechanical Secondary Technical School (Chinese Characters). Since 1975, he had served in various managerial positions in Guangzhou Railway Sub-administration and Yangcheng Railway Company. From 1997 to 2001, Mr. Chen served in the administration supervisory position of the Parent Company. Since May 2001, Mr. Chen has been the chief of the supervision department of the Parent Company.

REPORT OF DIRECTORS

LI ZHIMING, aged 44, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC (Chinese Characters), majoring in economics and management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. Since 2005, Mr. Li has been the chief of the audit department of the Parent Company.

CHEN YUNZHONG, aged 53, joined the Company in May 2000 and is a Supervisor of the Company. Mr. Chen graduated from Guangzhou Railway Driver's School (Chinese Characters), Guangdong Jinan University (Chinese Characters) and the Party School of the CPC (Chinese Characters). He was a member of the senior management of Hainan Railway Company. Mr. Chen is currently a member of the senior management of the Company.

WANG JIANPING, aged 42, joined the Company in July 2003 and is a Supervisor of the Company. Mr. Wang graduated from the Party School of CPC (Chinese Characters), majoring in economics and management. In 1983, Mr. Wang joined the railway departments and had served in various managerial positions in Guangzhou Railway Administration, the Parent Company since then. Before joining the Company, Mr. Wang was a senior management of Guangzhou Railway Foreign Trade and Economic Development Company (Chinese Characters). Currently Mr. Wang is a member of the senior management of the Company.

LU XIMEI, aged 50, joined the Company in May 1985 and is a Supervisor of the Company. Ms. Lu graduated from Changsha Railway Institute (Chinese Characters), majoring in railway transportation management. In 1972, Ms. Lu joined the railway departments and had served in various managerial positions in the Guangzhou Railway Sub-administration and Yangcheng Railway Company (April 1996 to January 1999). From May 1986 to April 1996, Ms. Lu participated in the passenger transportation operations of the Company. Since re-joining the Company in January 1999, she has been a director of the Canton-Kowloon passenger transportation department of the Company.

OTHER SENIOR MANAGEMENT

LI QINGYUN, aged 42, joined the Company in September 1999 and is a Deputy General Manager of the Company. Mr. Li graduated from North Jiaotong University (Chinese Characters) in 1989, majoring in railway transportation and organization. He holds a master's degree. Mr. Li served in managerial positions in technical and transportation departments of the Parent Company from 1989 to August 1999.

WU WEIMIN, aged 48, joined the Company in January 2004 and is a Deputy General Manager of the Company. Mr. Wu graduated from the Guangdong Radio & TV University (Chinese Characters) and is an engineer. Since 1984, he had served in various managerial positions in the material and equipment department, the planning and statistic department and the labour and wage department of Yangcheng Railway Company. He also served as an engineer of the material and equipment section and director of the planning and statistic sub-department of Yangcheng Railway Company. Mr. Wu was the director of the labour and wage sub-department and director of the social insurance centre of Yangcheng Railway Company before joining the Company.

REPORT OF DIRECTORS

HAN DONG, aged 44, joined the Company in May 2000 and is a Deputy General Manager of the Company. Mr. Han graduated from the Party School of the CPC (Chinese Characters), majoring in economics and management and is an engineer. Since 1985, Mr. Han had served in various managerial positions in the material and equipment department and the planning and statistic department, passenger and freight transportation marketing department of the railway department. Mr. Han was also a director of the passenger and freight management department and the equipment and property department of the Company.

ZHUANG MINGCAN, aged 51, joined the Company in January 2006 and is a Deputy General Manager of the Company. Mr. Zhuang graduated from the Party School of the CPC (Chinese Characters), majoring in economics and management. He has many years of experience in railway transportation management. He was head of the guangzhou passenger transportation section, manager of the guangzhou passenger transportation division and deputy director of the passenger transportation department of the Parent Company. Before joining the Company, Mr. Zhuang served as chief of office of the Parent Company.

LUO JIANCHENG, aged 33, joined the Company in January 2006 and is the General Manager Assistant. Mr. Luo graduated from Changsha Railway Institute (Chinese Characters), majoring in transportation management. From 1996 he had served in various managerial positions in the technical and transportation departments of Yangcheng Railway Company, the Parent Company and Sanmao Railway Company Ltd. Before joining the Company, Mr. Luo served as deputy director of the transportation department of the Parent Company.

SUN TAO, aged 45, joined the Company in April 2005 and is Chief Engineer of the Company. Mr. Sun graduated from Zhongshan University (Chinese Characters) and the Shanghai University of Science And Technology (Chinese Characters). He holds a master's degree and is an engineer. Mr. Sun joined the railway departments in 1996 and was deputy head and head of the computing department and deputy chief engineer of Yangcheng Railway Company.

YAO XIAOCONG, aged 52, is Chief Accountant of the Company. Mr. Yao graduated from the Party School of the CPC (Chinese Characters), majoring in economics and management. Since 1975, Mr. Yao has served in the financial accounting department in the railway departments and has more than 30 years of experience in financial accounting. Mr. Yao was a member of the senior management of the Company from June 1997 to January 2004. Mr. Yao was the Director of the accounting department of the Parent Company before joining the Company as the Chief Accountant in August 2004.

GUO XIANGDONG, aged 40, is Company Secretary and the Director of Secretariat of the Board. Mr. Guo graduated from Central China Normal University (Chinese Characters) with a Bachelor of Laws degree and is an economist. He joined the Company in 1991 and had served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of the Company since January 2004.

REPORT OF DIRECTORS

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As of December 31, 2005, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Securities and Futures Ordinance) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any Director or Supervisor of the Company as required to be made to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") in Appendix 10 to the Listing Rules. The Company has not granted to any of the Company's Directors or Supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the Directors of the Company has entered into a service contract with the Company. No other service contract has been entered into between the Company or any of its subsidiaries and any of the Directors or Supervisors that is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

SERVICE AND MANAGEMENT CONTRACTS

Save and except for those arrangements as set out in Note 33 to the financial statements, there is no contract of significance for the provision of services to the Company in 2005.

Save as disclosed, no contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

CONTRACTS ENTERED INTO BY THE DIRECTORS AND SUPERVISORS

No Director or Supervisor of the Company has any direct or indirect material interests in any contract of significance subsisting during or at the end of 2005 to which the Company or any of its subsidiaries was a party.

REMUNERATION OF DIRECTORS AND SUPERVISORS

The level of remuneration of the Directors and Supervisors of the Company was determined with reference to the level of remuneration in Shenzhen, where the Company is located, and the job nature of each Director and Supervisor of the Company. The remuneration standard of Directors and Supervisors in each term of office will be considered and recommended by the Remuneration Committee and will be approved and authorised by the shareholders at general meetings of the Company.

The remuneration of the Directors and Supervisors and senior management of the Company for the year ended December 31, 2005 are set out in Note 24 to the financial statements of this annual report.

IMPACT OF RECENT ECONOMIC DEVELOPMENTS ON THE COMPANY

The Company believes that no factor adversely affected the business and financial position of the Company in 2005.

REPORT OF DIRECTORS

ADJUSTMENT OF PRICE

In 2005, the Company made the following price adjustments to its passenger and freight transportation: (1) during the Spring Festival, the Company made different levels of slight upward adjustments to passenger fares of different classes of long-distance domestic trains; (2) with the approval of the MOR or the Parent Company, the Company made certain downward adjustments to the price for part of its freight transportation to improve its competitiveness; (3) during the New Year holidays, the Spring Festival, the Labour Day holidays and the National Day holidays, the Company increased the fare of the high-speed passenger trains and the regular-speed passenger trains between Guangzhou and Shenzhen by RMB5 per trip.

MATERIAL LITIGATION

The Company and its subsidiaries were not involved in any material litigation in 2005.

AUDITORS

On May 12, 2005, the Company convened its annual general meeting and resolutions were passed to appoint PricewaterhouseCoopers as the international auditors of the Company for 2005 and to appoint Pan-China (Schinda) Certified Public Accountants (now known as Deloitte Touche Tohmatsu CPA Ltd.) as its PRC auditors for 2005.

Resolutions to re-appoint these two firms as the international and PRC auditors of the Company, respectively for 2006 will be proposed at the annual general meeting of the Company to be held on May 11, 2006 (the "AGM").

PricewaterhouseCoopers was the international auditors of the Company for 2004 and 2003.

ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was not more than RMB226.4 million as of December 31, 2005. Pursuant to the current policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon approval of the Board. Such treatment conforms with the PRC accounting principles and regulations applicable to the Company and its subsidiaries.

In the financial statements of the Company for the year ended December 31, 2005 prepared in accordance with IFRS, the Company accounted for the losses arising from the housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services amounted to approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average service period of employees of 15 years from the time of such sales. During the year from January 1, 2005 to December 31, 2005, the amortization charged to the

REPORT OF DIRECTORS

deferred labour costs of the consolidated income statement was RMB15.09 million and the accumulated amortization amounted to RMB90.55 million.

As of December 31, 2005, the unamortized deferred losses, which were recorded as deferred labour costs in the balance sheet of the Company and its subsidiaries, were RMB135.8 million.

MAJOR SUPPLIERS AND CUSTOMERS

Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR or purchased from the market. The Company may also purchase such equipment from overseas or domestic suppliers. The five largest customers of the Company in aggregate accounted for less than 30% of the revenue of the Company and the five largest suppliers of the Company in aggregate accounted for less than 30% of the purchases by the Company.

PROPOSED ISSUE OF A SHARES

The Company and Guangzhou Railway (Group) Yangcheng Railway Company (the "Vendor") entered into an agreement in respect of the acquisition by the Company of the railway transportation business between Guangzhou and Pingshi currently operated by Yangcheng Railway Company and the assets and liabilities relating to such business (the "Acquisition") on November 15, 2004 (the "Acquisition Agreement"). The consideration of the Acquisition was approximately RMB10.26 billion. The Company has applied to the relevant authorities for the issue and allotment of not more than 2.75 billion A shares to investors in the PRC (the "A Share Issue") and intended to use the proceeds from the A Share Issue to finance the Acquisition. Pursuant to the Listing Rules, the Acquisition constituted a very substantial acquisition of the Company. As the Vendor is a wholly-owned subsidiary of the Parent Company, the Acquisition also constituted a connected transaction of the Company.

In addition, in anticipation of the A Share Issue and the Acquisition, the Company had entered into various agreements with each of the Vendor and the Parent Company in respect of certain continuing connected transactions. Such agreements shall take effect on the completion of the Acquisition and shall replace all existing connected transaction agreements relating to the same categories of transactions of the Company.

The Company submitted its application proposal relating to the A Share Issue to the China Securities Regulatory Commission (the "CSRC") on December 31, 2004.

The general mandate authorising the Directors to handle all relevant matters of the A Share Issue ("A Share Issue General Mandate") expired on December 29, 2005. Resolutions were duly passed at the class shareholders' meetings of the Company's domestic shares and H shares and the extraordinary general meeting held on January 20, 2006 to extend the A Share Issue General Mandate for one year.

MATERIAL ACQUISITION OR DISPOSAL

Except for the above conditional Acquisition Agreement, as of December 31, 2005, the Company had not made any other material acquisition or disposal.

REPORT OF DIRECTORS

CONNECTED TRANSACTIONS

The connected transactions in the trailway business of the Company in 2005 were carried out on usual terms, in accordance with the conditions and waiver granted by the Hong Kong Exchange and the contracts entered into by the contracting parties. The conditional Acquisition Agreement and the ongoing connected transactions agreements, details of which have been set out at page 38 of this report, will take effect upon completion of the Acquisition.

Save as disclosed, there were no other transactions which need to be disclosed as connected transactions in accordance with the requirements of the Listing Rules and no contract of significance, between the Company, its controlling shareholders, or any of its subsidiaries and fellow subsidiary or in which a Director or Supervisor of the Company had a material interest, whether directly or indirectly or which are required to be disclosed under the Listing Rules or the Companies Ordinance (Cap. 32) of the Laws of Hong Kong subsisted at the end of 2005 or at any time during 2005.

INDEPENDENCE OF INDEPENDENT DIRECTORS

The Company has received an annual confirmation of independence from each of Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai, the independent non-executive Directors of the Company, pursuant to Rule 3.13 of the Listing Rules. The Company confirms that the independent non-executive Directors are independent of the Company.

AUDIT COMMITTEE

The Audit Committee consists of three independent non-executive Directors of the Company. Its main duties include the review and supervision of the financial reporting process and internal controls of the Company. The financial statements for the year ended December 31, 2005 have been reviewed by the Audit Committee.

DOCUMENTS AVAILABLE FOR INSPECTION

The full text of the 2005 Annual Report and Financial Statements signed by the Chairman are available for inspection at No. 1052 Heping Road, Shenzhen, the PRC.

                                        By Order of the Board
                                             WU JUNGUANG
                                               Chairman

Shenzhen, the PRC
March 20, 2006

REPORT OF THE SUPERVISORY COMMITTEE

MR. YAO MUMING Chairman of the Supervisory Committee

Dear shareholders,

During the year ended December 31, 2005, the Supervisory Committee (the "Committee") fulfilled its duties faithfully and carried out work actively in accordance with the PRC Company Law and the Articles of Association of the Company, adhered to the principle of honesty and diligence for the purpose of protecting the interests of the Company and its shareholders. The Committee held three meetings during the period under review, at which resolutions concerning certain major issues were passed and the Board was notified accordingly. The Supervisors attended all meetings of the Board and important meetings concerning the operations of the Company during the period under review. The Committee has carefully reviewed the Report of Directors, the financial report and proposed profit distribution to be presented by the Board at the annual general meeting.

In 2005, the Company captured business opportunities brought about by the continuous and stable economic growth in its service region, enhanced marketing efforts and intensely developed its passenger and freight transportation core businesses. The Company continued to optimize the operations of Guangzhou-Shenzhen Passenger Trains, Canton-Kowloon Through Trains and domestic long-distance trains, initiated passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains, and proceeded with the refurbishments of the Guangzhou East Station and Shenzhen Station, thus enhanced their service quality and attracted more passengers, resulting in a relatively large increase in the Company's revenues from operations. Besides, the Company has worked a great deal on its compliance with section 404 of the Sarbanes-Oxley Act. The Committee is satisfied with the achievement of the Company in the past year and is confident of the Company's future prospect. We expect that the Company will continue to improve its management and internal control, and promote the capital operation to enlarge and strengthen itself.

As far as the Committee is aware, the Board of Directors, the workgroup of General Manager and the senior management of the Company had carried out their duties with sincerity and honesty. They acted in the best interests of the Company and had not violated any law, regulation, and the Company's Articles of Association and management system in the course of performing their duties.

We would like to express our gratitude to the shareholders, the Directors and all employees for their sincere support to our work.

                                        By Order of the Supervisory Committee
                                                      YAO MUMING
                                                       Chairman

Shenzhen, the PRC
March 20, 2006

CORPORATE GOVERNANCE REPORT

The Company has implemented corporate governance measures to enhance the overall management quality of the Company, to ensure the Company is operated in good faith and complies with good commercial practice and to improve the Company's transparency and accountability to its shareholders.

For the year ended December 31, 2005, to the best of the knowledge of the Company and its Directors, the Company has complied with the relevant code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

BOARD OF DIRECTORS

The Board of Directors (the "Board") is responsible for leading the Company in a responsible and effective manner. Its main functions and responsibilities are set out in the Articles of Association of the Company.

The Board comprises 9 members, including three executive Directors, three non-executive Directors and three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and experience and they all possess appropriate professional qualifications, or accounting or related financial management expertise. All independent non-executive Directors confirmed that they have met the criteria of Rule 3.13 of the Listing Rules regarding the guidelines for the assessment of independence. The names, biographical details of the Directors and relationship among them are shown on pages 30 to 33 in this Annual Report.

The principal duties of the Board include ensuring the Company has competent management, reviewing and approving business objectives, strategies and development plan of the Company; ensuring the daily operations of the Company are conducted in a prudent manner and according to the laws and the relevant policies, and supervising and ensuring that the affairs of the Company are in line with the relevant code of conduct. The management of the Company is responsible for implementing the strategies laid down by the Board and making day-to-day operating decisions. The Company has also set clearly defined scope of powers for its management.

During 2005, the Board held 8 meetings, 2 of which were held during third session of the Board and 6 of which were held during the fourth session of the Board. Details of the Directors' attendance records are set out below:

NUMBER OF MEETINGS 8

       DIRECTOR          BOARD MEETINGS ATTENDED   ATTENDANCE RATE
       --------          -----------------------   ---------------
Wu Junguang(1)                      8                    100%
Li Kelie(1)                         8                    100%
Hu Lingling(1)                      7                   87.5%
Wu Houhui(1)                        8                    100%
Wen Weiming(1)                      7                   87.5%
Yang Jinzhong(2)                    6                    100%
Chang Loong Cheong(1)               8                    100%
Deborah Kong(1)                     7                   87.5%
Wilton Chau Chi Wai(1)              7                   87.5%

CORPORATE GOVERNANCE REPORT

Notes:

(1)  Director of the third and fourth sessions of the Board

(2)  Director of the forth session of the Board

The Board has established the Audit Committee and the Remuneration Committee with their respective terms of reference. These committees supervise the related issues of the Company and report and give advice to the Board on a regular basis.

REMUNERATION COMMITTEE

The remuneration and annual incentive of the Directors and the Supervisors will be considered and recommended by the Remuneration Committee and will be approved and authorised by the shareholders at general meetings of the Company. No Director or Supervisor is involved in determining his own remuneration.

Members of the Remuneration Committee are appointed by the Board. It consists of two executive Directors and three independent non-executive Directors, namely, Mr. Wu Junguang (Chairman), Mr. Li Kelie, Mr. Wilton Chau Chi Wai, Mr. Chang Loong Cheong and Ms. Deborah Kong. The principal duties of the Remuneration Committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in the context of the Company's business strategy, reasonable remuneration to attract and retain high calibre executives. The Remuneration Committee obtains benchmark information from internal and external sources in relation to market pay conditions, packages offered in the industry and the overall performance of the Company when determining the Directors' and the Supervisors' emoluments.

All the existing Directors and the Supervisors were appointed by the shareholders at the annual general meeting on May 12, 2005. Since then, no new Director or Supervisor has been nominated for appointment, no Director or Supervisor has resigned or was dismissed and there has not been any change to the remuneration packages granted to the existing Directors or Supervisors. Therefore the Remuneration Committee, which was established in August 2005, did not hold any meeting in 2005. The Remuneration Committee will meet at times as and when required to consider remuneration-related matters of the Company.

Information relating to the remuneration of the Directors and Supervisors for 2005 is set out in note 24 to the financial statements of this annual report.

AUDIT COMMITTEE

Members of the Audit Committee are appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Chang Loong Cheong (Chairman), Ms. Deborah Kong and Mr. Wilton Chau Chi Wai. They possess appropriate academic and professional qualifications or related financial management expertise. The Audit Committee is provided with sufficient resources to discharge its duties. The principal duties of the Audit Committee include reviewing the financial performance of the Company and its subsidiaries (the "Group"), the nature and scope of audit review as well as the effectiveness of the internal control and compliance system. It will also discuss matters raised by the internal auditors, external auditors and regulatory bodies to ensure that appropriate recommendations are implemented.

CORPORATE GOVERNANCE REPORT

In 2005, the Audit Committee held six meetings for purposes including reviewing the final results for the year ended December 31, 2004 and interim accounts for the six months ended June 30, 2005, considering the Group's internal control and financial reporting system, the scope of audit work, the Group's financial statements, the findings and recommendations of the auditors, the external auditors' audit plan and recommending to the Board the appointment of external auditors.

Details of attendance record of individual members of the Audit Committee are set out below:-

NUMBER OF MEETINGS 6

                       AUDIT COMMITTEE    ATTENDANCE
DIRECTOR              MEETINGS ATTENDED      RATE
--------              -----------------   ----------
Chang Loong Cheong            6               100%
Deborah Kong                  4              66.7%
Wilton Chau Chi Wai           6               100%

NOMINATION OF DIRECTORS

The Company does not have a nomination committee. The Board as a whole is responsible for the nomination of appropriate person to shareholders for election at the annual general meeting.

All Directors (including non-executive Directors) are appointed for a term of three years and shall be eligible for re-election upon expiry of the term.

The annual report or the Company's circular will contain detailed information on election of Directors including detailed biographies of all Directors standing for election or re-election to ensure shareholders to make an informed decision on their election.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions of the Directors.

After specific enquiry made with all the Directors, the Company confirms that during the year ended December 31, 2005, each of the Directors complied with the required standard set out in the Model Code regarding securities transactions by the Directors.

CHAIRMAN AND GENERAL MANAGER

Mr. Wu Junguang and Mr. Li Kelie are the Chairman of the Board and the General Manager of the Company, respectively and each has independent functions and duties.

CORPORATE GOVERNANCE REPORT

The Chairman of the Board is responsible for the leadership and effective running of the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner.

The Company does not have a chief executive officer and the relevant duties (including the implementation of business and investment plan of the Company and decision-making on production and management) are performed by the General Manager of the Company.

INTERNAL CONTROL

The Company has established a Supervisory Committee which consists of representatives of both the shareholders and the employees. The Supervisory Committee is responsible for reviewing financial reports to be presented to the shareholders at general meetings, monitoring the legality and compliance of the financial performance of the Company and the performance of duties of the Directors and senior management.

The Board and the senior management are responsible for establishing, maintaining and operating an effective system of internal control. The internal control system of the Company comprises a well-established organisational structure and comprehensive policies and standards. The Board has clearly defined the authorities and responsibilities for each department of the Company to ensure adequate checks and balances.

After considering the internal control system of the Company, the Board and the Supervisory Committee are of the view that the Company has efficient and adequate internal control and there is no other material issue that needs to be drawn to the attention of the shareholders of the Company.

ACCOUNTABILITY AND AUDIT

The Directors are responsible for overseeing the preparation of accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing the accounts for the year ended December 31, 2005, the Directors have selected suitable accounting policies and applied them consistently, made judgements and estimates that are prudent, and prepared the accounts on a going concern basis.

The Company has announced its annual and interim results in a timely manner within the limits of 4 months and 3 months, respectively after the end of the relevant period in accordance with the Listing Rules.

The responsibilities of the Directors and the auditors as to the preparation of the accounts of the Company are set out in the Auditors' Report on page 80 of the annual report.

CORPORATE GOVERNANCE REPORT

AUDITORS' REMUNERATION

Deloitte Touche Tohmatsu CPA Ltd. (previously known as Pan-China Schinda Certified Public Accountants) and PricewaterhouseCoopers were the PRC and international auditors of the Company, respectively for the year 2005.

A remuneration of RMB4,200,000 and RMB2,000,000 were paid to Deloitte Touche Tohmatsu CPA Ltd. and PricewaterhouseCoopers, respectively for their provision of audit services to the Company in 2005. The PRC and international auditors of the Company had not provided any non-audit service to the Company during 2005.

COMMUNICATION WITH SHAREHOLDERS

The Company maintains various communication channels with its shareholders, including the publication of annual and interim reports and press releases. Such information is also available on the Company's website. The Company presents two reports to its shareholders every year and maintains regular contact with its investors. The Company also publishes financial results every six months to enhance its transparency and to keep the public informed of its latest developments in a timely manner. Annual and interim results are announced within the limits of 4 months and 3 months after the end of the relevant period, respectively.

The annual general meeting provides a forum for shareholders to exchange views with the Board and shareholders are encouraged to attend the annual general meetings of the Company. At the annual general meeting, the Chairman of the Board as well as Chairmen of the Audit Committee and Remuneration Committee will be present to answer questions from the shareholders.

PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

A resolution put to a vote of general meeting shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1)  by the Chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy; or

(3) by one or more Shareholders present in person or by proxy and individually or collectively representing 10% or more of all Shares carrying the right to vote at the meeting.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, and, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand.

CORPORATE INFORMATION

REGISTERED NAME OF THE COMPANY
(Chinese Characters)

ENGLISH NAME OF THE COMPANY
Guangshen Railway Company Limited

REGISTERED ADDRESS OF THE COMPANY

No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Postal Code: 518010

COMPANY WEB SITE

www.gsrc.com

AUTHORIZED REPRESENTATIVES

Wu Junguang
Guo Xiangdong

COMPANY SECRETARY

Guo Xiangdong

PRC AUDITORS

Deloitte Touche Tohmatsu CPA Ltd.
(formerly known as Pan-China Schinda Certified Public Accountants) 13th Floor, China Resources Building
No. 5001 Shennan Dong Road
Shenzhen
The People's Republic of China

INTERNATIONAL AUDITORS

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central
Hong Kong

LEGAL ADVISER AS TO PRC LAW

Haiwen & Partners
Room 1711, Beijing Silver Tower
No. 2 Dong San Huan North Road
Chao Yang District
Beijing
The People's Republic of China

CORPORATE INFORMATION

LEGAL ADVISER AS TO HONG KONG LAW

Norton Rose
38th Floor, Jardine House
1 Connaught Place
Central
Hong Kong

LEGAL ADVISER AS TO THE UNITED STATES LAW

Shearman & Sterling LLP
12th Floor
Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

PRINCIPAL BANKER

China Construction Bank
Shenzhen Railway Branch
1st to 4th Floors
Jinwei Building
Jiabin Road
Shenzhen
The People's Republic of China

HONG KONG SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712-16
17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

DEPOSITARY

JPMorgan Chase Bank, N.A.
13th Floor, No. 4 New York Plaza
New York
USA

CORPORATE INFORMATION

INFORMATION ON LISTING

H Shares      : The Stock Exchange of Hong Kong Limited
Share Code    : 0525
ADSs          : The New York Stock Exchange, Inc.
Ticker Symbol : GSH

PUBLICATIONS

The Company's 2005 interim and annual reports were published in August 2005 and April 2006, respectively. As required by the United States securities laws, the Company will file an annual report together with the Form 20-F with the U.S. Securities and Exchange Commission before June 30, 2006. Copies of the interim and annual reports as well as Form 20-F will be available at:

GUANGSHEN RAILWAY COMPANY LIMITED

Secretariat to the Board of Directors
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Postal Code : 518010
Tel         : (86-755) 25587920 or (86-755) 25588146
Fax         : (86-755) 25591480

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Board of Directors ("Board") of Guangshen Railway Company Limited (the "Company") has resolved that the Annual General Meeting (the "AGM") of the Company is to be held at the meeting room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China ("PRC") at 9:30 a.m. on May 11, 2006 (Thursday) to consider and, if thought fit, to pass the following resolutions (apart from items 8 and 9 as special resolutions, all other items as ordinary resolutions):

1.   To consider and approve the work report of the Board for 2005;

2. To consider and approve the work report of the Supervisory Committee of the Company for 2005;

3. To consider and approve the audited financial statements of the Company for 2005;

4. To consider and approve the proposed profit distribution of the Company for 2005;

5.   To consider and approve the Company's budget for 2006;

6. To consider and approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. (formerly known as Pan-China Schinda Certified Public Accountants) as the Company's PRC auditors for 2006 and to authorise the Board and the Audit Committee to determine its remunerations;

7. To consider and approve the appointment of PricewaterhouseCoopers Certified Public Accountants as the Company's international auditors for 2006 and to authorise the Board and the Audit Committee to determine its remunerations;

8.   To consider and approve:

     (a) the proposed amendments to the Articles of Association of the Company (Note (1)(a)); and

     (b) the Board to do all such further acts and things and take all steps which in its opinion may be necessary, desirable and expedient to give effect to such amendments, including but not limited to application for approval of, registration of or filing the amendments with the governmental bodies of the PRC and Hong Kong and making further amendments as governmental bodies of the PRC may require;

9. Subject to the completion of the proposed public issuance of Renminbi-denominated ordinary shares of the Company ("A Share Issue"), details of which are set out in the circular of the Company dated December 5, 2004, to consider and approve:

     (a) the adoption of the revised Articles of Association of the Company (Note (1)(b)); and

NOTICE OF ANNUAL GENERAL MEETING

     (b) the Board to do all such further acts and things and take all steps which in its opinion may be necessary, desirable and expedient to give effect to such approval and adoption, including but not limited to application for approval of, registration of or filing the Articles of Association with the governmental bodies of the PRC and Hong Kong and making further amendments as governmental bodies of the PRC may require;

10. To consider and approve any other businesses.

Notes:

(1)   (a)  Details of the proposed amendments are set out in paragraph (A) of
           Appendix I to the annual report,

      (b) Details of the proposed amendments are set out in paragraph (B) of Appendix I to the annual report.

(2) Holders of the H shares of the Company should note that the Register of Members of the Company's H shares will be closed from April 11, 2006 to May 11, 2006 (both days inclusive), during which no transfer of H shares will be registered. To qualify for the final dividend, all transfer forms together with the relevant share certificates must be lodged with the Company's registrar, Hong Kong Registrar Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by 4:00 p.m. on April 10, 2006. Holders of the Company's H shares whose names appear on the Register of Members of the Company on May 11, 2006, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(3) Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(4) Where a shareholder appoints more than one proxy, his proxies may only vote on a poll.

(5) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorised in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority (if any), must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(6) Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered address of the Company in person, by post or by facsimile on or before April 21, 2006.

(7) The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

Registered address of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                        By Order of the Board
                                            GUO XIANGDONG
                                          Company Secretary

Shenzhen, the PRC
March 20, 2006

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(A) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY (THE "ARTICLES OF ASSOCIATION") AND THE REASONS FOR THE AMENDMENTS

     Due to the implementation of the newly amended Company Law of the PRC on January 1, 2006, the Company proposes to amend its Articles of Association according to the related regulations as follows:

     1. The second paragraph of the existing Article 10 of the Articles of Association shall be deleted in its entirety.

     2. Article 29 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The Company may, with approval according to the procedures provided in these Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase any of its issued shares under the following circumstances:

          (1)  cancellation of shares for capital reduction;

          (2)  merging with another company that holds shares of the Company;

          (3)  paying shares to its employees as bonus;

          (4) repurchasing, upon request, any shares held by any shareholder who is opposed to the Company's resolution for merger or spin-off at a shareholders' general meeting of the Company.

          Any repurchase of shares under items (1) to (3) of the foregoing paragraph shall be approved by shareholders' general meeting of the Company. After repurchase of the shares according to the foregoing paragraph by the Company, the shares repurchased under item (1) shall be cancelled within ten days from the date of the repurchase; and the shares repurchased under items (2) and (4) shall be transferred or cancelled in six months.

          The shares repurchased by the Company under item (3) of the first paragraph may not exceed 5 per cent of the total of the Company's issued shares. Such repurchase shall be financed by the Company's profit after tax. The shares so repurchased shall be transferred to the employees within one year.

          In the event that the regulatory authorities at the place of listing of the overseas-listed foreign shares have different requirements, such requirements shall prevail.

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     3. Article 32 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          Shares which shall be cancelled according to the laws, regulations, Articles of Association or resolution of shareholders' general meeting after the repurchase in accordance with the law by the Company, shall be cancelled within the period prescribed by the laws and administrative regulations, and the Company shall apply to the original companies registration authority for registration of the change in its registered capital.

          The aggregate par value of those cancelled shares shall be reduced from the amount of the Company's registered capital.

     4. The second paragraph of Article 46 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          If a shareholder of domestic shares loses his share certificate and applies for a replacement of new certificate, the Company shall process the application in accordance with Article 144 of the Company Law.

     5. Article 56 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The shareholders' general meeting shall have the following functions and powers:

          (1) to decide on the Company's operational policies and investment plans;

          (2) to elect and replace directors and decide on matters relating to the remuneration of directors;

          (3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

          (4)  to review and approve reports of the board of directors;

          (5)  to review and approve reports of the supervisory committee;

          (6) to review and approve the Company's proposed preliminary and final annual financial budgets;

          (7) to review and approve the Company's profit distribution plans and plans for making up for losses;

          (8) to resolve any increase or reduction in the Company's registered capital;

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          (9) to resolve matters such as merger, spin-off, dissolution and liquidation of the Company;

          (10) to resolve the issuance of debentures by the Company;

          (11) to resolve the appointment, dismissal and disengagement of the accounting firm of the Company;

          (12) to amend these Articles of Association;

          (13) to consider motions proposed by shareholder(s) who represent(s) 3 per cent or more of the total shares of the Company carrying the right to vote;

          (14) to decide on other matters which require resolutions of the shareholders at the general meeting according to the relevant laws, administrative regulations and provisions of these Articles of Association

          (15) to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders at a general meeting.

     6. Article 58 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meetings shall be convened by the board of directors. Annual general meetings shall be held once every year and within six (6) months from the end of the preceding accounting year.

          Under any of the following circumstances, the board of directors shall convene an extraordinary general meeting within two (2) months:

          (1) when the number of directors is less than the number of directors required by the Company Law or two-thirds of the number of directors specified in these Articles of Association;

          (2) when the unrecovered losses of the Company amount to one-third of its total share capital;

          (3) when the shareholder(s) severally or jointly holding 10 per cent or more of the Company's outstanding shares carrying voting rights request(s) in writing to convene an extraordinary general meeting;

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          (4)  when deemed necessary by the board of directors;

          (5)  when requested by the supervisory committee.

     7. Article 59 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          When the company convenes a shareholders' general meeting, a written notice of the meeting shall be given thirty (30) days before the date of the meeting to notify all shareholders whose names are shown in the share register of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.

     8. Article 60 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          Shareholders who severally or jointly holding more than 3 per cent of the Company's shares, may present an extraordinary proposal in written form to the board of directors ten (10) days before the shareholders' general meeting. The board of directors shall notify other shareholders within two (2) days upon receipt of such extraordinary proposal and present the same to shareholders' general meeting for discussion. The subject of the extraordinary proposal shall fall within the functions and powers of a shareholders' general meeting, and shall have a clear topic for discussion and specific matters for resolution.

     9. The second paragraph of Article 61 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          A shareholders' general meeting shall not resolve any matter not stated in the notice of such meeting.

     10. The second paragraph of Article 63 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The public notice referred to in the preceding paragraph shall be published in one or more newspapers designated by the securities regulatory authority within the interval between thirty (30) days and forty (40) days before the date of the meeting. After the publication of such notice, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     11. The first paragraph of Article 72 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          When shareholders (including their proxies) vote at the shareholders' general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right. Any share of the Company held by the Company does not carry any voting right.

     12. Article 78 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The following matters shall be resolved by a special resolution at a shareholders' general meeting:

          (1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities by the Company;

          (2)  the issue of debentures by the Company;

          (3)  the spin-off, merger, dissolution and liquidation of the Company;

          (4)  the amendments to these Articles of Association;

          (5)  the alternation of the form of the Company;

          (6) any other matters considered by the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and would need to be adopted by a special resolution.

     13. Article 79 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          Shareholders calling for a general meeting of shareholders or a class meeting shall follow the following procedures:

          (1)  Shareholder(s) severally or jointly holding for more than ninety
               (90) consecutive days an aggregate of 10 per cent or more of the shares carrying the right to vote at the proposed meeting may sign one or more written request(s) requiring the board of directors to convene a shareholders' general meeting or a class meeting and stating the object of the meeting therein. The board of directors shall as soon as possible proceed to convene the general meeting of shareholders or a class meeting thereof after receiving such request.


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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

               The number of shares held by the above shareholders shall be calculated as at the date of such request, and evidence of holding the Company's shares for more than ninety (90) consecutive days shall be provided to the Company.

          (2) If the board of directors fails to issue a notice of such a meeting within fifteen (15) days from the date of receipt of such request, the supervisory committee shall promptly convene a shareholders' general meeting or a class meeting thereof. If the supervisory committee fails to issue a notice convening such meeting within fifteen (15) days, the shareholders making such request may themselves convene such a meeting by such procedures as similar as possible as that in which shareholders' meetings are to be convened by the board of directors within two (2) months from the date of receipt of such request by the board of directors.

               Any expenses reasonably incurred by such shareholders as a result of convening any such meeting due to the failure of the board of directors in convening such meeting shall be repaid to such shareholders by the Company and any sum so repaid shall be offset against any sum owed by the Company to the directors in default.

     14. The first paragraph of Article 91 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          A written notice of a class meeting shall be given thirty (30) days before the date of the class meeting to notify all shareholders whose names are shown in the share register of the class of the matters to be considered, the date and venue of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning his attendance at the class meeting to the Company twenty (20) days before the date of the class meeting.

     15. Article 100 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          Meetings of the board of directors shall be held at least twice every year and convened by the Chairman of the board of directors. Notice of the meeting shall be served on all directors ten (10) days before the date of the meeting. Upon request of shareholders representing more than one-tenth of the shares carrying the right to vote, or, one-third or more of the directors, the Chairman, the supervisory committee or the general manager, an extraordinary meeting of the board of directors may be convened. The Chairman shall convene and preside at the extraordinary meeting of the board of directors within ten (10) days from the receipt of such request.


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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     16. Article 108 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The secretary to the board of directors of the Company shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the board of directors. His primary responsibilities are:

          (1) to organise and prepare for shareholders' general meetings and meetings of the board of directors of the Company;

          (2) to keep documents and records of shareholders' general meetings and meetings of the board of directors; to ensure that the Company prepares and delivers those reports and documents required by any competent authorities in accordance with the law, and that persons entitled to receive the Company's records and documents receive such records and documents without delay;

          (3) to maintain information of the shareholders of the Company and to ensure that the Company's registers of shareholders are properly maintained;

          (4)  to handle information disclosure issues.

     17. Article 117 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The supervisory committee shall comprise of representatives of shareholders and representatives of staff and workers of the Company. The proportion of the latter shall not be less than one-third of the supervisory committee. Representatives of shareholders shall be elected or removed by the shareholders at a general meeting. Representatives of staff and workers shall be elected democratically by the staff and workers at a meeting of the representatives of staff and workers, staff and workers' meeting or through other channels. The supervisory committee shall have one chairman who shall be elected by over half the number of all supervisors.

     18. Article 119 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          Meetings of the supervisory committee shall be held at least once every six months, and shall be convened and presided by the chairman of the supervisory committee. If the chairman cannot or fails to perform his/her duties, the meeting of the supervisory committee shall be convened and presided by one supervisor elected by over half the number of the supervisors. Supervisor(s) may propose to convene extraordinary meetings of the supervisory committee.


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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          The supervisory committee shall record the decisions on the matters discussed, which shall be signed by supervisors present at the meeting.

     19. Article 120 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The supervisory committee shall be accountable to the shareholders' general meeting and shall exercise the following powers in accordance with the law:

          (1)  to examine the Company's financial situation;

          (2) to supervise the performance of duties of the directors, general manager, deputy general managers and other senior management; to propose the dismissal of directors, general manager, deputy general managers and other senior management who have violated any law, administrative regulations, these Articles of Association or resolutions of the shareholders' general meetings;

          (3) to demand a director, general manager, deputy general manager or any other senior management to rectify such breach when the acts of such persons are harmful to the Company's interest;

          (4) to propose the convening of shareholders' general meetings, and to convene and chair the shareholders' general meetings if the board of directors fails to perform this duty as stipulated in these Articles of Association;

          (5)  to propose motions to shareholders' general meetings;

          (6) to initiate legal proceedings against any director, general manager, deputy general manager and other senior management in accordance with Article 152 of the Company Law.

          Supervisors may attend meetings of the board of directors and question or give advice on the resolutions of the board of directors.

     20. Article 122 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The supervisory committee may conduct investigation if they find the operation of the Company unusual; and may engage professionals such as lawyers, certified public accountants or practicing auditors to assist if necessary. All reasonable fees so incurred shall be borne by the Company.


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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     21. Article 124 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          A person may not serve as the director, supervisor, general manager, deputy general manager or any other senior management of the Company under any of the following circumstances:

          (1) a person who has no civil capacity or has restricted civil capacity;

          (2) a person who has committed an offence of corruption, bribery, embezzlement of property, misappropriation of property or sabotaging the order of socialist market economy and has received a criminal sentence because of committing such an offence; or who has been deprived of his political rights because of committing an offence, in each case where less than five (5) years have elapsed since the date of the completion of the execution of his sentence;

          (3) a person who was previously the director, factory manager or manager of a company or enterprise which was insolvent and liquidated and who was personally liable for the insolvency of such company or enterprise, where less than three (3) years have elapsed since the date of the completion of the insolvency and liquidation of such company or enterprise;

          (4) a person who was previously the legal representative of a company or enterprise which had its business licence revoked and was ordered to cease its business due to violation of the law and who was personally liable for the revocation, where less than three
               (3) years have elapsed since the date of the revocation of the business licence of such company or enterprise;

          (5) a person who has a relatively large amount of debts due and outstanding;

          (6) a person who is under criminal investigation or prosecution by judicial organs for violation of criminal law which is not yet concluded;

          (7) a person who is not eligible for enterprise leadership under the requirements of the laws and administrative regulations;

          (8)  not a natural person;

          (9) a person who is convicted of contravention of provisions of relevant securities regulations by a relevant competent authority, and such conviction involves a finding that he has acted fraudulently or dishonestly, where less than five (5) years have elapsed since the date of the conviction.


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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          Any election, appointment or engagement of a director, supervisor, general manager, deputy general manager or any other senior management in violation of the preceding paragraph shall be invalid.

          The Company shall dismiss any director, supervisor, general manager, deputy general manager or any other senior management who falls within any of the circumstances set out in the first paragraph of this Article during his term of office.

     22. Article 143 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          At the end of each accounting year, the Company shall prepare financial reports which shall be audited by an accounting firm in accordance with the law.

          The financial reports shall be prepared in accordance with the laws, administrative regulations and the requirements of the finance department of the State Council.

     23. Article 151 of the existing Articles Association shall be deleted in its entirety and be replaced by the following:

          The profit after tax of the Company shall be used in the following manners:

          (1)  making up for losses;

          (2)  allocation to the statutory common reserve fund;

          (3) allocation to the discretionary common reserve fund upon the approval of shareholders at a general meeting;

          (4)  payment of dividends in respect of ordinary shares.

          The board of directors shall, in accordance with the laws and administrative regulations of the State (if any) and the Company's operation and development requirements, determine the proportions of profit distributions to items (3) and (4) above subject to approval of shareholders at the general meeting.

     24. Article 153 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The common reserve fund of the Company shall be applied for the following purposes:

          (1)  making up for losses;


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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          (2)  expansion of the production and operation of the Company;

          (3)  transfer or increase of capital.

          When the Company converts its common reserve fund into capital upon the approval of shareholders at a general meeting, the Company shall either issue new shares to each shareholder in proportion to the number of shares currently held by each shareholder, or increase the par value of each share, provided that the statutory common reserve fund after the conversion may not fall below 25 per cent of the registered capital before such conversion.

          The capital common reserve fund may not be used to make up for losses.

     25. Article 154 of the existing Articles of Association shall be deleted in its entirety.

     26. Article 155 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The Company may not distribute any dividend before making up for its losses and allocating funds to the statutory common reserve fund.

     27. Article 171 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The employees of the Company may establish a trade union to carry out trade union activities and protect the legal interests of the employees in accordance with the Trade Union Law of the People's Republic of China. The Company shall provide the trade union with all necessary conditions for its activities and allocate funds to the trade union in accordance with the Trade Union Law of the People's Republic of China. Such fund shall be used by the trade union of the Company in accordance with the "Measures for the Management of Trade Union Funds" formulated by the All China Federation of Trade Unions.

          The representatives of the trade union of the Company may, on behalf of the employees of the Company, enter into any collective agreement with the Company in relation to issues including wages, working hours, benefits, insurance, and labor safety and health in accordance with the law. The Company shall seek advice from the trade union before making any material decision on its reform and operation and formulation of regulations and shall convene trade union representatives' meeting or by other means to collect opinions and suggestions of the employees.

          According to the Constitution and other relevant laws, the Company exercises democratic management through employees' representatives meeting or other means.


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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     28. Article 173 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The merger of the Company may be in the form of either acquisition or establishment of a new company.

          In the event of a merger of the Company, parties to the merger shall enter into a merger agreement and prepare a balance sheet and a list of assets. The Company shall notify its creditors within ten (10) days from the date of the Company's resolution to merge and shall publish a public notice in a newspaper within thirty (30) days from the date of the Company's resolution to merge. A creditor has the right within thirty (30) days upon receipt of such notice from the Company or, if no notice is received, within forty-five (45) days from the date of the first public notice, to demand the Company to settle the debts owed to it or to provide a corresponding guarantee.

          Upon completion of the merger of the Company, debts and indebtedness of parties to the merger shall be assumed by the company surviving the merger or the company newly established for such purpose.

     29. Article 174 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          In the event of a spin-off of the Company, its assets shall be split accordingly.

          In the event of a spin-off of the Company, parties to such spin-off shall enter into a spin-off agreement and prepare a balance sheet and a list of assets. The Company shall notify its creditors within ten
          (10) days from the date of the Company's resolution in respect of such spin-off and shall publish a public notice in a newspaper within thirty (30) days from the date of the such resolution.

          Unless a written agreement has been entered into by the Company and its creditors in relation to the repayment of debts before the spin-off, companies surviving such spin-off shall jointly assume the indebtedness of the Company which has been incurred before such spin-off.

     30. Article 176 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The Company shall be dissolved upon the occurrence of any of the following events:

          (1) a resolution for dissolution is passed by the shareholders at a general meeting;

          (2) dissolution is necessary for the purpose of a merger or spin-off of the Company;


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

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          (3) revocation of business licence of the Company or the Company is ordered to close down or is dissolved in accordance with the law;

          (4) dissolution by the People's Court according to Article 183 of the Company Law;

          (5) the Company is unable to repay its due debts in full and is declared bankrupt in accordance with the law.

     31. Article 177 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          Where the Company is dissolved under sub-paragraphs (1), (3) and (4) of the preceding Article, a liquidation committee shall be set up within fifteen (15) days from the event of dissolution of the Company to commence the liquidation. The composition of the liquidation committee of the Company shall be determined by the directors or an ordinary resolution of shareholders' general meeting. If no liquidation committee is set up within the prescribed period to commence the liquidation, creditors may apply to the People's Court to designate relevant persons to form a liquidation committee in order to carry out the liquidation.

          Where the Company is dissolved under sub-paragraph (5) of the preceding Article, the People's Court shall in accordance with the provisions of the relevant laws organise and establish a liquidation committee to carry out the liquidation.

     32. Article 179 of the existing Articles of Association shall be deleted in its entirety and be replaced by the following:

          The liquidation committee shall within ten (10) days from its establishment send notice to creditors, and within sixty (60) days from its establishment publish a public notice in a newspaper. A creditor shall within thirty (30) days upon receipt of such notice, or if no notice is received, within forty-five (45) days from the date of the first public notice, declare its creditor's rights to the liquidation committee.

          When declaring creditor's rights, the creditor shall give details of the creditor's rights together with the evidence thereof. The liquidation committee shall register creditors' rights and no settlement can be made to the creditors by the liquidation committee during the period for declaration of creditors' rights.

(B) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY (DRAFT) AND THE REASON FOR THE AMENDMENTS An extraordinary general meeting of the Company was held on December 30, 2004, at which the "Articles of Association of Guangshen Railway Company Limited (Draft)" (the "Draft") was approved. Amendments were made to the Draft at the annual general meeting


                                       60
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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     of the Company on 12 May 2005. Pursuant to the newly amended Company Law of the PRC and other requirements, the Company proposes to further amend the Draft as follows:

     1. The second paragraph of Article 10 of the Daft shall be deleted in its entirety.

     2. Article 28 of the Draft shall be deleted in its entirety and be replaced by the following:

          Shares of the Company held by the promoters may not be transferred within one year from the date of the establishment of the Company. Shares of the Company held by the promoters prior to the public offering of shares of the Company may not be transferred within one year of the date on which the shares of the Company are listed on any domestic stock exchange.

          Directors, supervisors, managers and other senior management shall report to the Company on a regular basis as to the Company's shares held by them during their terms of office. They may not transfer any shares of the Company held by them during their terms of office and within six months from the termination of their office.

     3. Article 30 of the Draft shall be deleted in its entirety and be replaced by the following:

          Where a shareholder holding 5 per cent or more of the shares of the Company carrying the right to vote sells the shares held by him within six months from the date of the acquisition of the shares or acquires again any shares of the Company within six months from the date of sale of the shares, the profits arising from such transactions shall belong to the Company.

          The provision in the preceding paragraph is applicable to the directors, supervisors, managers and other senior management of the Company or any legal person shareholders holding 5 per cent or more of the shares of the Company carrying the right to vote.

          In the event that the board of directors does not execute the first paragraph under this Article, shareholders are entitled to request the board of directors to execute the same within thirty (30) days. In the event that the board of directors does not execute the same within the prescribed period, shareholders are entitled to initiate litigation at the People's Court in his own name for the benefits of the Company.

          In the event that the board of directors does not execute the first paragraph under this Article, the responsible directors shall jointly accept the liability in accordance with the law.

          In the event that the regulatory authorities at the place of listing of the overseas-listed foreign shares have different requirements, such requirements shall prevail.


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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     4. Article 33 of the Draft shall be deleted in its entirety and be replaced by the following:

          The Company may, with the approval according to the procedures provided in these Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase any of its issued shares under the following circumstances:

          (1)  cancellation of shares for capital reduction;

          (2)  merging with another company that holds shares of the Company;

          (3)  paying shares to its employees as bonus;

          (4) repurchasing, upon request, any shares held by any shareholder who is opposed to the Company's resolution for merger or spin-off at a shareholders' general meeting of the Company.

          Any repurchase of shares under items (1) to (3) of the foregoing paragraph shall be approved by shareholders' general meeting of the Company. After repurchase of the shares according to the foregoing paragraph by the Company, the shares repurchased under item (1) shall be cancelled within ten days from the date of the repurchase; and the shares repurchased under items (2) and (4) shall be transferred or cancelled in six months.

          The shares repurchased by the Company under item (3) of the first paragraph may not exceed 5 per cent of the total of the Company's issued shares. Such repurchase shall be financed by the Company's profit after tax. The shares so repurchased shall be transferred to the employees within one year.

          In the event that the regulatory authorities at the place of listing of the overseas-listed foreign shares have different requirements, such requirements shall prevail.

     5. Article 36 of the Draft shall be deleted in its entirety and be replaced by the following:

          Shares which shall be cancelled according to the laws, regulations, Articles of Association or resolution of shareholders' general meeting after the repurchase in accordance with the law by the Company, shall be cancelled within the period prescribed by the laws and administrative regulations, and the Company shall apply to the original companies registration authority for registration of the change in its registered capital.

          The aggregate par value of those cancelled shares shall be reduced from the amount of the Company's registered capital.


                                       62
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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     6. The second paragraph of Article 50 of the Draft shall be deleted in its entirety and be replaced by the following:

          If a shareholder of domestic shares loses his share certificate and applies for a replacement new certificate, the Company shall process the application in accordance with Article 144 of the Company Law.

     7. Article 60 of the Draft shall be deleted in its entirety and be replaced by the following:

          The shareholders' general meeting shall have the following functions and powers:

          (1) to decide on the Company's operational policies and investment plans;

          (2) to elect and replace directors and decide on matters relating to the remuneration of directors;

          (3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

          (4)  to review and approve reports of the board of directors;

          (5)  to review and approve reports of the supervisory committee;

          (6) to review and approve the Company's proposed preliminary and final annual financial budgets;

          (7) to review and approve the Company's profit distribution plans and plans for making up losses;

          (8) to resolve any increase or reduction in the Company's registered capital;

          (9) to resolve matters such as merger, spin-off, dissolution and liquidation of the Company;

          (10) to resolve the issue of debentures by the Company;

          (11) to resolve the appointment, dismissal and disengagement of the accounting firm of the Company;

          (12) to amend these Articles of Association;

          (13) to consider motions proposed by shareholder(s) who represent(s) 3 per cent or more of the total shares of the Company carrying the right to vote;


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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          (14) to review and approve the establishment of special committees, including the strategic, audit, nomination, remuneration and examination committees, as proposed by the board of directors;

          (15) to decide on other matters which require resolutions of the shareholders at a general meeting according to the relevant laws, administrative regulations and provisions of these Articles of Association;

          (16) to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders at a general meeting.

     8. Article 62 of the Draft shall be deleted in its entirety and be replaced by the following:

          Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meetings shall be convened by the board of directors. Annual general meetings shall be held once every year and within six (6) months from the end of the preceding accounting year.

          Under any of the following circumstances, the board of directors shall convene an extraordinary general meeting within two (2) months:

          (1) when the number of directors is less than the number of directors required by the Company Law or two-thirds of the number of directors specified in these Articles of Association;

          (2) when the unrecovered losses of the Company amount to one-third of its total share capital;

          (3) when the shareholder(s) severally or jointly holding 10 per cent or more of the Company's outstanding shares carrying voting rights request(s) in writing to convene an extraordinary general meeting;

          (4)  when deemed necessary by the board of directors;

          (5)  when requested by the supervisory committee.

     9. Article 63 of the Draft shall be deleted in its entirety and be replaced by the following:

          When the Company convenes a shareholders' general meeting, a written notice of the meeting shall be given thirty (30) days before the date of the meeting to notify all shareholders whose names are shown in the share register of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.


                                       64
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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     10. Article 64 of the Draft shall be deleted in its entirety and be replaced by the following:

          Shareholders who severally or jointly holding more than 3 per cent of the Company's shares, may present an extraordinary proposal in written form to the board of directors ten (10) days before the shareholders' general meeting. The board of directors shall notify other shareholders within two (2) days upon receipt of such extraordinary proposal and present the same to shareholders' general meeting for discussion. The subject of the extraordinary proposal shall fall within the functions and powers of a shareholders' general meeting, and shall have a clear topic for discussion and specific matters for resolution.

     11. The second paragraph of Article 65 of the Draft shall be deleted in its entirety and be replaced by the following:

          A shareholders' general meeting shall not resolve any matter not stated in the notice of such meeting.

     12. The second paragraph of Article 67 of the Draft shall be deleted in its entirety and be replaced by the following:

          The public notice referred to in the preceding paragraph shall be published in one or more newspapers designated by the securities regulatory authority within the interval between thirty (30) days and forty (40) days before the date of the meeting. After the publication of such notice, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

     13. The first paragraph of Article 76 of the Draft shall be deleted in its entirety and be replaced by the following:

          When shareholders (including their proxies) vote at the shareholders' general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right. Any share of the Company held by the Company does not carry any voting right. For appointment of directors and supervisors, however, each share shall carry voting rights equal to the number of directors or supervisors to be appointed. Shareholders' voting rights can be used in a centralised manner to vote in relation to the appointment of one or several directors and supervisors.

     14. Article 82 of the Draft shall be deleted in its entirety and be replaced by the following:

          The following matters shall be resolved by a special resolution at a shareholders' general meeting:

          (1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities by the Company;


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APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          (2)  the issue of debentures by the Company;

          (3)  the spin-off, merger, dissolution and liquidation of the Company;

          (4)  the amendments to these Articles of Association;

          (5)  the alternation of the form of the Company;

          (6) any acquisition or disposal within one year of material assets exceeding 30 per cent of the value of the total assets of the Company;

          (7) any other matters considered by the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and which would need to be adopted by a special resolution.

     15. Article 85 of the Draft shall be deleted in its entirety and be replaced by the following:

          Shareholders calling for a general meeting of shareholders or a class meeting shall follow the following procedures:

          (1)  Shareholder(s) severally or jointly holding for more than ninety
               (90) consecutive days an aggregate of 10 per cent or more of the shares carrying the right to vote at the proposed meeting may sign one or more written request(s) requiring the board of directors to convene a shareholders' general meeting or a class meeting and stating the object of the meeting therein. The board of directors shall as soon as possible proceed to convene the general meeting of shareholders or a class meeting thereof after receiving such request.

               The number of shares held by the above shareholders shall be calculated as at the date of such request, and evidence of holding the Company's shares for more than ninety (90) consecutive days shall be provided to the Company.

          (2) If the board of directors fails to issue a notice of such a meeting within fifteen (15) days from the date of receipt of such request, the supervisory committee shall promptly convene a shareholders' general meeting or a class meeting thereof. If the supervisory committee fails to issue a notice convening such meeting within fifteen (15) days, the shareholders making such request may themselves convene such a meeting in a manner as similar as possible as that in which shareholders' meetings are to be convened by the board of directors within two (2) months from the date of receipt of such request by the board of directors.

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

               Any expenses reasonably incurred by such shareholders as a result of convening any such meeting due to the failure of the board of directors in convening such meeting shall be repaid to such shareholders by the Company and any sum so repaid shall be offset against any sum owed by the Company to the directors in default.

     16. The first paragraph of Article 96 of the Draft shall be deleted in its entirety and be replaced by the following:

          A written notice of a class meeting shall be given thirty (30) days before the date of the class meeting to notify all shareholders whose names are shown in the share register of the class of the matters to be considered, the date and venue of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning his attendance at the class meeting to the Company twenty (20) days before the date of the class meeting.

     17. Item 6 of the second paragraph of Article 103 of the Draft shall be deleted in its entirety and be replaced by the following:

          (6)  persons prescribed by the laws, rules or other regulations.

     18. A new paragraph shall be added after the third paragraph of Article 104 of the Draft as follows:

          Any director of the Company who has any connection with the subject entities of the resolution of the board of directors, shall not vote on such resolution nor vote as a proxy of other directors. Any such meeting may be held when over half of the directors who are unrelated to the subject entities of the resolution (the "unrelated directors") are present. Other than the special resolution specified in these Articles of Association which shall be approved by two-thirds of the unrelated directors, other resolutions of the board of directors may be approved by over half the number of unrelated directors. Where the number of unrelated directors present at any board meeting is less than three, the resolution shall be approved at shareholders' general meeting of the Company.

     19. The second paragraph of Article 106 of the Draft shall be deleted in its entirety and be replaced by the following:

          When providing external guarantee, the Company shall comply with the following provisions:

          (1) the subject of an external guarantee to be provided by the Company shall have an AA grade bank credit rating and shall not have any bad credit record with a bank;

          (2) resolution in respect of the Company's external guarantee shall be passed by more than two-thirds of all directors; those beyond the authority of the board of directors shall be proposed to a shareholders' general meeting for approval;

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          (3) any guarantee to be provided to the shareholders, effective controllers and its connected parties by the Company shall be approved by the shareholders' general meeting;

          (4) no guarantee shall be directly or indirectly provided for the debts of any party whose assets-liability ratio exceeds 70 per cent;

          (5) the total amount of external guarantees shall not exceed 5 per cent of the net assets of the Company as stated in its consolidated financial statements for the latest accounting year;

          (6) the provision of a counter-guarantee shall be requested from the other party in respect of an external guarantee, and the person providing the counter-guarantee shall have actual ability to assume its obligations;

          (7) the Company shall strictly observe the relevant provisions and perform the obligations of information disclosure in respect of the external guarantee in a faithful manner. The Company shall also honestly provide information on all external guarantees to the registered accountant as required by regulations.

          The external guarantee that are required to be presented to the shareholders' general meeting for approval must first be approved by resolution at the board of directors' meeting. When the shareholders at the general meeting consider the resolution to provide guarantee to the shareholders, effective controllers or connected parties, such shareholders or other shareholders directed by the effective controllers may not vote on this resolution. Such resolution shall be approved by a majority of other shareholders present at the shareholders' general meeting.

          The independent directors of the Company shall make specific statements in respect of the Company's existing and current external guarantees and its compliance with the above provisions in the annual report, and make independent comments.

          The board of directors shall limit the authority for making risky investments in the Company's assets, and establish strict review and decision-making procedures. Experts and professionals shall be appointed to evaluate any material investment projects, and shall obtain approval at a shareholders' general meeting.

     20. Article 110 of the Draft shall be deleted in its entirety and be replaced by the following:

          Meetings of the board of directors shall be held at least twice every year and convened by the Chairman of the board of directors. Notice of the meeting shall be served on all of the directors ten (10) days before the date of the meeting. Upon request of shareholders representing more than one-tenth of the shares carrying the right to vote, or, one-third or more of the directors, the Chairman, the supervisory committee or the general manager, an extraordinary meeting of the board of directors may be convened. The Chairman shall convene and preside at the extraordinary meeting of the board of directors within ten (10) days from the receipt of such request.

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     21. Article 118 of the Draft shall be deleted in its entirety and be replaced by the following:

          The secretary to the board of directors of the Company shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the board of directors. His primary responsibilities are:

          (1) to organise and prepare for shareholders' general meetings and meetings of the board of directors of the Company;

          (2) to keep documents and records of shareholders' general meetings and meetings of the board of directors; to ensure that the Company prepares and delivers those reports and documents required by any competent authorities in accordance with the law, and that persons entitled to receive the Company's records and documents receive such records and documents without delay;

          (3) to maintain information of the shareholders of the Company and to ensure that the Company's registers of shareholders are properly maintained;

          (4)  to handle information disclosure issues.

     22. Article 127 of the Draft shall be deleted in its entirety and be replaced by the following:

          The supervisory committee shall comprise of representatives of shareholders and representatives of staff and workers of the Company. The proportion of the latter shall not be less than one-third of the supervisory committee. Representatives of shareholders shall be elected or removed by the shareholders at a general meeting. Representatives of staff and workers shall be elected democratically by the staff and workers at a meeting of the representatives of staff and workers, staff and workers' meeting or through other channels. The supervisory committee shall have one chairman who shall be elected by over half the number of all supervisors.

     23. Article 129 of the Draft shall be deleted in its entirety and be replaced by the following:

          Meetings of the supervisory committee shall be held at least once every six months, and shall be convened and presided by the chairman of the supervisory committee. If the chairman cannot or fails to perform his/her duties, the meeting of the supervisory committee shall be convened and presided by one supervisor elected by over half the number of the supervisors. Supervisor(s) may propose to convene extraordinary meetings of the supervisory committee.

          The supervisory committee shall record the decisions on the matters discussed, which shall be signed by supervisors present at the meeting.

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     24. Article 130 of the Draft shall be deleted in its entirety and be replaced by the following:

          The supervisory committee shall be accountable to the shareholders' general meeting and shall exercise the following powers in accordance with the law:

          (1)  to examine the Company's financial situation;

          (2) to supervise the performance of duties of the directors, general manager, deputy general managers and other senior management; to propose the dismissal of directors, general manager, deputy general managers and other senior management who have violated any law, administrative regulations, these Articles of Association or resolutions of the shareholders' general meetings;

          (3) to demand a director, general manager, deputy general manager or any other senior management to rectify such breach when the acts of such persons are harmful to the Company's interest;

          (4) to propose the convening of shareholders' general meetings, and to convene and chair the shareholders' general meetings if the board of directors fails to perform this duty as stipulated in these Articles of Association;

          (5)  to propose motions to shareholders' general meetings;

          (6) to initiate legal proceedings against any director, general manager, deputy general manager and other senior management in accordance with Article 152 of the Company Law.

          Supervisors may attend meetings of the board of directors and question or give advice on the resolutions of the board of directors.

     25. Article 132 of the Draft shall be deleted in its entirety and be replaced by the following:

          The supervisory committee may conduct investigation if they find the operation of the Company unusual; and may engage professionals such as lawyers, certified public accountants or practicing auditors to assist if necessary. All reasonable fees so incurred shall be borne by the Company.

     26. Article 134 of the Draft shall be deleted in its entirety and be replaced by the following:

          A person may not serve as the director, supervisor, general manager, deputy general manager or any other senior management of the Company under any of the following circumstances:

          (1) a person who has no civil capacity or has restricted civil capacity;

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          (2) a person who has committed an offence of corruption, bribery, embezzlement of property, misappropriation of property or sabotaging the order of socialist market economy and has received a criminal sentence because of committing such an offence; or who has been deprived of his political rights because of committing an offence, in each case where less than five (5) years have elapsed since the date of the completion of the execution of his sentence;

          (3) a person who was previously the director, factory manager or manager of a company or enterprise which was insolvent and liquidated and who was personally liable for the insolvency of such company or enterprise, where less than three (3) years have elapsed since the date of the completion of the insolvency and liquidation of such company or enterprise;

          (4) a person who was previously the legal representative of a company or enterprise which had its business licence revoked and was ordered to cease its business due to violation of the law and who was personally liable for the revocation, where less than three
               (3) years have elapsed since the date of the revocation of the business licence of such company or enterprise;

          (5) a person who has a relatively large amount of debts due and outstanding;

          (6) a person who is under criminal investigation or prosecution by judicial organs for violation of criminal law which is not yet concluded;

          (7) a person who is not eligible for enterprise leadership under the requirements of the laws and administrative regulations;

          (8)  not a natural person;

          (9) a person who is convicted of contravention of provisions of relevant securities regulations by a relevant competent authority, and such conviction involves a finding that he has acted fraudulently or dishonestly, where less than five (5) years have elapsed since the date of the conviction.

          Any election, appointment or engagement of a director, supervisor, general manager, deputy general manager or any other senior management in violation of the preceding paragraph shall be invalid.

          The Company shall dismiss any director, supervisor, general manager, deputy general manager or any other senior management who falls within any of the circumstances set out in the first paragraph of this Article during his term of office.

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     27. Article 152 of the Draft shall be deleted in its entirety and be replaced by the following:

          When any scenario set out in Article 147 of the Company Law appears in an incumbent director and where the director is prohibited from participating in the securities market by the China Securities Regulatory Commission, the board of directors shall immediately suspend the relevant director's duties from the date on which the board of directors becomes aware of the occurrence of such event and shall propose to the shareholders' general meeting to dismiss such director.

          When any scenario set out in Article 147 of the Company Law appears in an incumbent supervisor and where the supervisor is prohibited from participating in the securities market by the China Securities Regulatory Commission, the supervisory committee shall immediately suspend the relevant supervisor's duties from the date on which the supervisory committee becomes aware of the occurrence of such event and shall propose to the shareholders' general meeting to dismiss such supervisor.

          When any scenario set out in Article 147 of the Company Law appears in an incumbent manager and where the manager is prohibited from participating in the securities market by the China Securities Regulatory Commission, the board of directors shall immediately suspend the relevant manager's duties from the date on which the board of directors becomes aware of the occurrence of such event and shall convene a board meeting to dismiss such manager.

     28. Article 154 of the Draft shall be deleted in its entirety and be replaced by the following:

          At the end of each accounting year, the Company shall prepare financial reports which shall be audited by an accounting firm in accordance with the law.

          The financial reports shall be prepared in accordance with the laws, administrative regulations and the requirements of the finance department of the State Council.

     29. Article 162 of the Draft shall be deleted in its entirety and be replaced by the following:

          The profit after tax of the Company shall be used in the following manners:

          (1)  making up for losses;

          (2)  allocation to the statutory common reserve fund;

          (3) allocation to the discretionary common reserve fund upon the approval of shareholders at a general meeting;

          (4)  payment of dividends in respect of ordinary shares.

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          The board of directors shall, in accordance with the laws and administrative regulations of the State (if any) and the Company's operation and development requirements, determine the proportions of profit distributions to items (3) and (4) above subject to approval of shareholders at a general meeting.

     30. Article 164 of the Draft shall be deleted in its entirety and be replaced by the following:

          The common reserve fund of the Company shall be applied for the following purposes:

          (1)  making up for losses;

          (2)  expansion of the production and operation of the Company;

          (3)  transfer or increase of capital.

          When the Company converts its common reserve fund into capital upon the approval of shareholders at a general meeting, the Company shall either issue new shares to each shareholder in proportion to the number of shares currently held by each shareholder, or increase the par value of each share, provided that the statutory common reserve fund after the conversion may not fall below 25 per cent of the registered capital before such conversion.

          The capital common reserve fund may not be used to make up for losses.

     31.  Article 165 of the Draft shall be deleted in its entirety.

     32. Article 166 of the Draft shall be deleted in its entirety and be replaced by the following:

          The Company may not distribute any dividend before making up for its losses and allocating funds to the statutory common reserve fund.

     33. Article 182 of the Draft shall be deleted in its entirety and be replaced by the following:

          The employees of the Company may establish a trade union to carry out trade union activities and protect the legal interests of the employees in accordance with the Trade Union Law of the People's Republic of China. The Company shall provide the trade union with all necessary conditions for its activities and allocate funds to the trade union in accordance with the Trade Union Law of the People's Republic of China. Such fund shall be used by the trade union of the Company in accordance with the "Measures for the Management of Trade Union Funds" formulated by the All China Federation of Trade Unions.

          The representatives of the trade union of the Company may, on behalf of the employees of the Company, enter into any collective agreement with the Company in relation to

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

          issues including wages, working hours, benefits, insurance, and labor safety and health in accordance with the law. The Company shall seek advice from the trade union before making any material decision on its reform and operation and formulation of regulations and shall convene trade union representatives' meeting or by other means to collect opinions and suggestions of the employees.

          According to the Constitution and other relevant laws, the Company exercises democratic management through employees' representatives meeting or other means.

     34. Article 184 of the Draft shall be deleted in its entirety and be replaced by the following:

          The merger of the Company may be in the form of either acquisition or establishment of a new company.

          In the event of a merger of the Company, parties to the merger shall enter into a merger agreement and prepare a balance sheet and a list of assets. The Company shall notify its creditors within ten (10) days from the date of the Company's resolution to merge and shall publish a public notice in a newspaper within thirty (30) days from the date of the Company's resolution to merge. A creditor has the right within thirty (30) days upon receipt of such notice from the Company or, if no notice is received, within forty-five (45) days from the date of the first public notice, to demand the Company to settle the debts owed to it or to provide a corresponding guarantee.

          Upon completion of the merger of the Company, debts and indebtedness of parties to the merger shall be assumed by the company surviving the merger or the company newly established for such purpose.

     35. Article 185 of the Draft shall be deleted in its entirety and be replaced by the following:

          In the event of a spin-off of the Company, its assets shall be split accordingly.

          In the event of a spin-off of the Company, parties to such spin-off shall enter into a spin-off agreement and prepare a balance sheet and a list of assets. The Company shall notify its creditors within ten
          (10) days from the date of the Company's resolution in respect of such spin-off and shall publish a public notice in a newspaper within thirty (30) days from the date of the such resolution.

          Unless a written agreement has been entered into by the Company and its creditors in relation to the repayment of debts before the spin-off, companies surviving such spin-off shall jointly assume the indebtedness of the Company which has been incurred before such spin-off.

APPENDIX I - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     36. Article 187 of the Draft shall be deleted in its entirety and be replaced by the following:

          The Company shall be dissolved upon the occurrence of any of the following events:

          (1) a resolution for dissolution is passed by the shareholders at a general meeting;

          (2) dissolution is necessary for the purpose of a merger or spin-off of the Company;

          (3) revocation of business licence of the Company or the Company is ordered to close down or is dissolved in accordance with the law;

          (4) dissolution by the People's Court according to Article 183 of the Company Law;

          (5) the Company is unable to repay its due debts in full and is declared bankrupt in accordance with the law.

     37. Article 188 of the Draft shall be deleted in its entirety and be replaced by the following:

          Where the Company is dissolved under sub-paragraphs (1), (3) and (4) of the preceding Article, a liquidation committee shall be set up within fifteen (15) days from the event of dissolution of the Company to commence the liquidation. The composition of the liquidation committee of the Company shall be determined by the directors or an ordinary resolution of shareholders' general meeting. If no liquidation committee is set up within the prescribed period to commence the liquidation, creditors may apply to the People's Court to designate relevant persons to form a liquidation committee in order to carry out the liquidation.

          Where the Company is dissolved under sub-paragraph (5) of the preceding Article, the People's Court shall in accordance with the provisions of the relevant laws establish a liquidation committee to carry out the liquidation.

     38. Article 190 of the Draft shall be deleted in its entirety and be replaced by the following:

          The liquidation committee shall within ten (10) days from its establishment send notice to creditors, and within sixty (60) days from its establishment publish a public notice in a newspaper. A creditor shall within thirty (30) days upon receipt of such notice, or if no notice is received, within forty-five (45) days from the date of the first public notice, declare its creditor's rights to the liquidation committee.

          When declaring creditor's rights, the creditor shall give details of the creditor's rights together with the evidence thereof. The liquidation committee shall register creditors' rights and no settlement can be made to the creditors by the liquidation committee during the period for declaration of creditors' rights.

AUDITORS' REPORT

(PRICEWATERHOUSECOOPERS LOGO)

(Chinese Characters)                                PRICEWATERHOUSECOOPERS
                                                    22nd Floor, Princes Building
                                                    Central, Hong Kong
                                                    Telephone (852) 2289 8888
                                                    Facsimile (852) 2810 9888
TO THE SHAREHOLDERS OF
GUANGSHEN RAILWAY COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying standing alone balance sheet of Guangshen Railway Company Limited (the "Company"), and the consolidated balance sheet of the Company and its subsidiaries (together, the "Group") as of December 31, 2005 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements set out on pages 81 to 139 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Company standing alone and of the Group as of December 31, 2005 and of the Group's results of operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PRICEWATERHOUSECOOPERS
Certified Public Accountants

Hong Kong
March 20, 2006

CONSOLIDATED BALANCE SHEET

As of December 31, 2005
(All amounts in Renminbi thousands)

                                                                     2004
                                            Note        2005       (Note 35)
                                         ---------   ----------   ----------
ASSETS
NON-CURRENT ASSETS
Fixed assets                                  6       7,391,507    6,973,279
Construction-in-progress                      7       1,449,358      345,313
Prepayment for fixed assets                  33(c)      482,940           --
Leasehold land payments                       8         620,798      636,379
Interests in associates                  10, 33(c)      108,000      128,346
Available-for-sale investments               11          46,108      167,962
Deferred tax assets                          12          35,990       18,406
Deferred staff costs                         13         135,821      150,911
                                                     ----------   ----------
                                                     10,270,522    8,420,596
                                                     ----------   ----------
CURRENT ASSETS
Materials and supplies, at cost              14          64,953       60,602
Trade receivables, net                       15         106,393      106,652
Due from parent company                      33(c)       15,636           --
Due from related parties                     33(c)       64,670       56,064
Prepayments and other receivables, net       16         170,607      216,573
Restricted cash                              17         173,413      124,626
Short-term deposits                          18         766,131    1,379,309
Cash and cash equivalents                    30(b)    1,112,128    1,044,629
                                                     ----------   ----------
                                                      2,473,931    2,988,455
                                                     ----------   ----------
TOTAL ASSETS                                         12,744,453   11,409,051
                                                     ==========   ==========
EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO
   EQUITY HOLDERS OF THE COMPANY
Share capital                                19       4,335,550    4,335,550
Reserves                                     20       6,348,509    6,085,024
                                                     ----------   ----------
                                                     10,684,059   10,420,574
MINORITY INTEREST                                        48,757       51,612
                                                     ----------   ----------
TOTAL EQUITY                                         10,732,816   10,472,186
                                                     ----------   ----------
LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability                       12           4,830           --
                                                     ----------   ----------
CURRENT LIABILITIES
Trade payables                               21         118,707       37,136
Payables for construction-in-progress                    99,462      164,591
Due to parent company                        33(c)           --       24,617
Due to related parties                       33(c)    1,174,101      194,699
Dividends payable                                           462          456
Taxes payable                                           102,155       75,878
Accruals and other payables                  22         511,920      439,488
                                                     ----------   ----------
                                                      2,006,807      936,865
                                                     ----------   ----------
TOTAL LIABILITIES                                     2,011,637      936,865
                                                     ==========   ==========
TOTAL EQUITY AND LIABILITIES                         12,744,453   11,409,051
                                                     ==========   ==========

The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2005
(All amounts in Renminbi thousands, except for earnings per share data)

                                                                       2004
                                                Note      2005       (Note 35)
                                                ----   ----------   ----------
Revenues from railroad businesses
   Passengers                                           2,511,156    2,259,671
   Freight                                                588,310      611,807
                                                       ----------   ----------
                                                        3,099,466    2,871,478
Revenues from other businesses                            177,462      166,671
                                                       ----------   ----------
Total revenues                                          3,276,928    3,038,149
                                                       ----------   ----------
Operating expenses
   Railroad businesses
      Business tax                                        (86,565)     (83,732)
      Labour and benefits                                (518,614)    (492,581)
      Equipment leases and services                      (507,627)    (452,204)
      Materials and supplies                             (283,902)    (245,534)
      Repair costs, excluding materials
         and supplies                                    (262,973)    (216,294)
      Depreciation of fixed assets                       (325,582)    (334,501)
      Amortisation of leasehold land payments             (15,416)     (15,704)
      Fees for social services                            (78,227)     (84,643)
      General and administrative expenses                (188,360)    (190,290)
      Others                                             (108,515)    (126,338)
                                                       ----------   ----------
                                                       (2,375,781)  (2,241,821)
                                                       ----------   ----------
   Other businesses
      Business tax                                        (10,493)      (7,840)
      Materials and supplies                             (103,249)     (95,637)
      General and administrative expenses                 (76,605)     (62,678)
                                                       ----------   ----------
                                                         (190,347)    (166,155)
                                                       ==========   ==========
Total operating expenses                               (2,566,128)  (2,407,976)
Other income, net                                          48,505       48,193
                                                       ==========   ==========
PROFIT FROM OPERATIONS                           23       759,305      678,366
Finance costs                                    25       (22,738)      (1,136)
Share of results of associates after tax         10       (19,949)     (12,119)
                                                       ----------   ----------
PROFIT BEFORE INCOME TAX                                  716,618      665,111
Income tax expense                               26      (104,248)     (98,373)
                                                       ----------   ----------
PROFIT FOR THE YEAR                                       612,370      566,738
                                                       ==========   ==========
ATTRIBUTABLE TO:
Equity holders of the Company                             613,368      567,484
Minority interests                                           (998)        (746)
                                                       ----------   ----------
                                                          612,370      566,738
                                                       ==========   ==========
DIVIDENDS                                        29       520,266      476,911
                                                       ==========   ==========
EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO
   THE EQUITY HOLDERS OF THE COMPANY DURING
   THE YEAR                                      28
   -- Basic                                               RMB0.14      RMB0.13
                                                       ==========   ==========
   -- Diluted                                                 N/A          N/A
                                                       ==========   ==========

The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

BALANCE SHEET

As of December 31, 2005
(All amounts in Renminbi thousands)

                                            Note       2005         2004
                                            ----    ----------   ----------
                                                                  (Note 35)
ASSETS
NON-CURRENT ASSETS
Fixed assets                                  6      7,289,250    6,856,334
Construction-in-progress                      7      1,443,510      339,723
Prepayments for fixed assets                 33(c)     464,808           --
Leasehold land payments                       8        602,556      617,558
interests in subsidiaries                     9        176,846      186,078
interests in associates                      10        105,177      139,926
Available-for-sale investments               11         46,108      167,962
Deferred tax assets                          12         35,990       18,406
Deferred staff costs                         13        135,821      150,911
                                                    ----------   ----------
                                                    10,300,066    8,476,898
                                                    ----------   ----------
CURRENT ASSETS
Materials and supplies, at cost              14         57,733       47,692
Trade receivables, net                       15          8,005       25,683
Due from parent company                      33(c)      17,431           --
Due from related parties                     33(c)      60,274       53,914
Prepayments and other receivables, net       16        150,945      179,333
Restricted cash                              17        173,413      124,626
Short-term deposits                          18        766,131    1,379,309
Cash and cash equivalents                            1,032,869      956,732
                                                    ----------   ----------
                                                     2,266,801    2,767,289
                                                    ----------   ----------
TOTAL ASSETS                                        12,566,867   11,244,187
                                                    ==========   ==========
EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO
   EQUITY HOLDERS OF THE COMPANY
Share capital                                19      4,335,550    4,335,550
Reserves                                     20      6,296,317    6,046,631
                                                    ----------   ----------
TOTAL EQUITY                                        10,631,867   10,382,181
                                                    ----------   ----------
LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability                       12          4,830           --
                                                    ----------   ----------
CURRENT LIABILITIES
Trade payables                               21         66,438       29,721
Payables for construction of fixed assets               99,462      136,518
Due to parent company                        33(c)          --       25,818
Due to related parties                       33(c)   1,165,430      193,443
Dividends payable                                          462          456
Taxes payable                                           95,808       69,725
Accruals and other payables                  22        502,570      406,325
                                                    ----------   ----------
                                                     1,930,170      862,006
                                                    ----------   ----------
TOTAL LIABILITIES                                    1,935,000      862,006
                                                    ==========   ==========
TOTAL EQUITY AND LIABILITIES                        12,566,867   11,244,187
                                                    ==========   ==========

The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2005
(All amounts in Renminbi thousands)

                                                               ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
                                               -----------------------------------------------------------------------------
                                                                                          STATUTORY
                                                                      SHARES   STATUTORY    PUBLIC   DISCRETIONARY
                                                 SHARE      SHARE    ISSUANCE   SURPLUS    WELFARE      SURPLUS     RETAINED
                                         Note   CAPITAL    PREMIUM     COSTS    RESERVE      FUND       RESERVE     EARNINGS
                                         ----  ---------  ---------  --------  ---------  ---------  -------------  --------
                                                                     (Note 19)
GROUP
Balance at January 1, 2004                     4,335,550  3,984,135       --    545,574    481,394      341,659      634,046
Share issuance costs                                  --         --  (14,035)        --         --           --           --
Profit for the year                                   --         --       --         --         --           --      567,484
Appropriation from retained earnings     20           --         --       --     59,771     29,900           --      (89,671)
Dividends relating to 2003                            --         --       --         --         --           --     (455,233)
                                               ---------  ---------  -------    -------    -------      -------     --------
Balance at December 31, 2004                   4,335,550  3,984,135  (14,035)   605,345    511,294      341,659      656,626
                                               =========  =========  =======    =======    =======      =======     ========
Balance at January 1, 2005                     4,335,550  3,984,135  (14,035)   605,345    511,294      341,659      656,626
Share issuance costs                                  --         --  (12,972)        --         --           --           --
Profit for the year                                   --         --       --         --         --           --      613,368
Adjustment related to carrying value of
   fixed assets at Restructuring
   (Note a)                               6           --    140,000       --         --         --           --           --
Appropriation from retained earnings     20           --         --       --     61,192     29,834           13      (91,039)
Transfers                                             --         --       --     (3,995)    (6,592)       4,321        6,266
Dividends relating to 2004               29           --         --       --         --         --           --     (476,911)
                                               ---------  ---------  -------    -------    -------      -------     --------
Balance at December 31, 2005                   4,335,550  4,124,135  (27,007)   662,542    534,536      345,993      708,310
                                               =========  =========  =======    =======    =======      =======     ========
COMPANY
Balance at January 1, 2004, restated           4,335,550  3,984,135       --    525,207    469,708      306,521      650,450
Originally reported                            4,335,550  3,984,135       --    525,207    469,708      306,521      656,893
Adjustment for the adoption of IAS27      2(1)        --         --       --         --         --           --       (6,443)
Share issuance costs                                  --         --  (14,035)        --         --           --           --
Profit for the year, restated            27           --         --       --         --         --           --      579,878
Originally reported                                   --         --       --         --         --           --      581,032
Adjustment for the adoption of IAS27      2(1)        --         --       --         --         --           --       (1,154)
Appropriation from retained earnings     20           --         --       --     59,071     29,535           --      (88,606)
Dividends relating to 2003                            --         --       --         --         --           --     (455,233)
                                               ---------  ---------  -------    -------    -------      -------     --------
Balance at December 31, 2004, restated         4,335,550  3,984,135  (14,035)   584,278    499,243      306,521      686,489
Originally reported                            4,335,550  3,984,135  (14,035)   584,278    499,243      306,521      694,086
Adjustment for the adoption of IAS27      2(1)        --         --       --         --         --           --       (7,597)
Balance at January 1, 2005                     4,335,550  3,984,135  (14,035)   584,278    499,243      306,521      686,489
Share issuance costs                                  --         --  (12,972)        --         --           --           --
Adjustment related to fixed assets
   at Restructuring (Note a)              6           --    140,000       --         --         --           --           --
Profit for the year                      27           --         --       --         --         --           --      599,569
Appropriation from retained earnings     20           --         --       --     61,060     30,530           --      (91,590)
Transfers                                             --         --       --     (3,995)    (6,592)       4,321        6,266
Dividends relating to 2004               29           --         --       --         --         --           --     (476,911)
                                               ---------  ---------  -------    -------    -------      -------     --------
Balance at December 31, 2005                   4,335,550  4,124,135  (27,007)   641,343    523,181      310,842      723,823
                                               =========  =========  =======    =======    =======      =======     ========





                                         MINORITY     TOTAL
                                         INTEREST    EQUITY
                                         --------  ----------
GROUP
Balance at January 1, 2004                52,358   10,374,716
Share issuance costs                          --      (14,035)
Profit for the year                         (746)     566,738
Appropriation from retained earnings          --           --
Dividends relating to 2003                    --     (455,233)
                                          ------   ----------
Balance at December 31, 2004              51,612   10,472,186
                                          ======   ==========
Balance at January 1, 2005                51,612   10,472,186
Share issuance costs                          --      (12,972)
Profit for the year                         (998)     612,370
Adjustment related to carrying value of
   fixed assets at Restructuring
   (Note a)                                   --      140,000
Appropriation from retained earnings      (1,857)      (1,857)
Transfers                                     --           --
Dividends relating to 2004                    --     (476,911)
                                          ------   ----------
Balance at December 31, 2005              48,757   10,732,816
                                          ======   ==========
COMPANY
Balance at January 1, 2004, restated          --   10,271,571
Originally reported                           --   10,278,014
Adjustment for the adoption of IAS27          --       (6,443)
Share issuance costs                          --      (14,035)
Profit for the year, restated                 --      579,878
Originally reported                           --      581,032
Adjustment for the adoption of IAS27          --       (1,154)
                                          ------   ----------
Appropriation from retained earnings          --           --
Dividends relating to 2003                    --     (455,233)
                                          ------   ----------
Balance at December 31, 2004, restated        --   10,382,181
Originally reported                           --   10,389,778
Adjustment for the adoption of IAS27          --       (7,597)
Balance at January 1, 2005                    --   10,382,181
Share issuance costs                          --      (12,972)
Adjustment related to fixed assets
   at Restructuring (Note a)                  --      140,000
Profit for the year                           --      599,569
Appropriation from retained earnings          --           --
Transfers                                     --           --
Dividends relating to 2004                    --     (476,911)
                                          ------   ----------
Balance at December 31, 2005                  --   10,631,867
                                          ======   ==========

Note a: During the year ended December 31, 2005, the Company recorded an adjustment, which should have been reflected in connection with the transfer of assets made by the Predecessor to the Company at Restructuring (see Note 1) to the carrying value of fixed assets and related reserve account (share premium). The amount was determined to be immaterial to previously reported financial statements.

The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2005
(All amounts in Renminbi thousands)

                                               Note      2005         2004
                                               ----   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations                 30(a)   1,471,525    1,321,850
Interest paid                                               (654)      (1,030)
Income tax paid                                          (90,724)     (84,241)
                                                      ----------   ----------
Net cash generated from operating activities           1,380,147    1,236,579
                                                      ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of fixed assets
   and construction-in-progress; and
   prepayment for fixed assets, net
   of related payables                                (1,588,374)    (310,179)
Proceeds from sales of fixed assets                       38,235        4,041
Increase in interests in associates            10         62,700           --
Decrease/(increase) in short-term
   deposits with maturities more
   than three months                                     613,178     (751,869)
Interest received                                         53,346       57,368
                                                      ----------   ----------
Net cash used in investing activities                   (820,915)  (1,000,639)
                                                      ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Share issuance costs                           19        (12,972)     (14,035)
Dividends paid to the Company's shareholders            (476,904)    (455,009)
Dividends paid to minority interests                      (1,857)          --
                                                      ----------   ----------
Net cash used in financing activities                   (491,733)    (469,044)
                                                      ----------   ----------
NET INCREASE/(DECREASE) IN CASH AND CASH
   EQUIVALENTS                                            67,499     (233,104)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
   YEAR                                                1,044,629    1,277,733
                                                      ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR       30(b)   1,112,128    1,044,629
                                                      ==========   ==========

The notes on pages 86 to 139 form an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

1.   GENERAL INFORMATION

     Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on March 6, 1996 to take over and operate certain railroad and other related businesses (the "Businesses") which had been carried out by the Company's predecessor, Guangshen Railway Company (the "Predecessor") together with certain of its subsidiaries; and Guangzhou Railway (Group) Company (the "Parent Company") and certain of its subsidiaries prior to the formation of the Company. The Businesses carried out by the Company, the Predecessor and the Parent Company are all under the common control and jurisdiction of the Ministry of Railways (the "MOR") of the PRC.

     The Predecessor is controlled by and under the administration of the Parent Company. Pursuant to a restructuring agreement entered into among the Parent Company, the Predecessor and the Company on March 8, 1996 which took effect from March 6, 1996 (the "Restructuring Agreement"), the Company issued to the Parent Company 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities of the Businesses (the "Restructuring"). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

     In May 1996, the Company issued 1,431,300,000 shares, represented by 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditures and working capital requirements of the Company and its subsidiaries (collectively defined as the "Group").

     The principal activities of the Group are railroad passenger and freight transportation. The Group also operates certain other businesses, which are principally services offered in the railway stations and sales of food, beverages and merchandises on board the trains as well as in the stations.

     The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China.

     As of December 31, 2005, the Company had in total 8,882 employees, representing a decrease of 82 compared to that of December 31, 2004.

     The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES

     The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

     (1)  BASIS OF PRESENTATION

          The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance (the "Financial Statements"). This basis of accounting differs in certain material respects from that used in the preparation of the statutory financial statements of the Group (the "Statutory Financial Statements") in accordance with the generally accepted accounting principles and relevant financial regulations applicable in the PRC ("PRC GAAP"). In preparing the Financial Statements, appropriate adjustments have been made to the Statutory Financial Statements to conform to IFRS, but such adjustments have not been incorporated into the Statutory Financial Statements.

          The principal adjustments made to conform to IFRS include the following:

          - Additional depreciation charges on fixed assets, in particular for rail-line track assets;

          - Capitalisation of replacement costs of components of rail-line track assets and de-recognition of items being replaced;

          - Difference in the recognition policy on housing benefits provided to employees;

          - Recognition of government grants through deduction against the carrying value of fixed assets; and

          -    Recording of share issuance costs to reserves.

          The Financial Statements have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain fixed assets are stated at valuation less accumulated depreciation and impairment losses (see Note 2(5) for details), and the Company also applies the fair value model to financial assets and liabilities and available-for-sale financial assets (see Note 2(9) for details).

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

     (1)  BASIS OF PRESENTATION (continued)

          The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Statements, are disclosed in Note 4. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

          In 2005, the Group adopted the new/revised/amended standards and interpretations of IFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

IAS 1 (revised 2003)    Presentation of Financial Statements
IAS 2 (revised 2003)    Inventories
IAS 8 (revised 2003)    Accounting Policies, Changes in Accounting Estimates
                        and Errors
IAS 10 (revised 2003)   Events after the Balance Sheet Date
IAS 16 (revised 2003)   Property, plant and equipment
IAS 17 (revised 2003)   Leases
IAS 21 (revised 2003)   The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003)   Related Party Disclosures
IAS 27 (revised 2003)   Consolidated and Separate Financial Statements
IAS 28 (revised 2003)   Investments in Associates
IAS 32 (revised 2003)   Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003)   Earnings per Share
IAS 36 (revised 2004)   Impairment of Assets
IAS 38 (revised 2004)   Intangible Assets
IAS 39 (revised 2004)   Financial Instruments: Recognition and Measurement
IFRS 2 (issued 2004)    Share-based Payments
IFRS 3 (issued 2004)    Business Combinations
SIC 12 (revised 2004)   Consolidation -- Special Purpose Entities
IFRIC 2                 Members' Shares in Co-operative Entities and Similar
                        Instruments
IAS 39 (Amendment)      Transition and Initial Recognition of Financial Assets
                        and Financial Liabilities

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

     (1)  BASIS OF PRESENTATION (continued)

          The adoption of IAS 1, 2, 8, 10, 16, 17, 21, 32, 33, 36 and 38, IFRS 2
          and 3, IFRIC 2 and SIC 12 did not result in substantial changes to the Group's accounting policies. In summary:

          - IAS 1 has affected the presentation of minority interest and other disclosures.

          - IAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All entities within the Group adopt Renminbi as their functional currency and financial statement presentation currency.

          - IAS 24 has affected the identification of related parties and some other related party disclosures (see Note 33);

          - IAS 28 has affected the presentation of the interests in associates in the consolidated income statement that it is presented as the share of results of associates after tax.

          The adoption of IAS 27 has resulted in a change in the accounting policy relating to the investment in subsidiaries in the Company's stand alone financial statements that it is recorded at cost, which has to be applied retroactively (see Note 2(2)(a)).

          The adoption of IAS 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss.

          All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards.

          The adoption of IAS 27 resulted in:

                                        JANUARY 1,   January 1,
                                           2005         2004
IN THE COMPANY'S FINANCIAL STATEMENTS     RMB'000      RMB'000
-------------------------------------   ----------   ----------
Decrease in interests in subsidiaries      7,597        1,154
Decrease in retained earnings              7,597        1,154

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

     (1)  BASIS OF PRESENTATION (continued)

          Standards, interpretations and amendments to published standards under IFRS that are not yet effective:

          Certain new standards, amendments and interpretations to existing standards have been published, that are mandatory for adoption for accounting periods beginning on or after January 1, 2006 or later periods but which the Company has not early adopted, are as follows:

          IAS 19 (Amendment), Employee Benefits

          IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup
             Transactions

          IAS 39 (Amendment), The Fair Value Option

          IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts

          IFRS 1 (Amendment), First-time Adoption of International Financial
             Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources

          IFRS 6, Exploration for and Evaluation of Mineral Resources

          IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements -- Capital Disclosures

          IFRIC 4, Determining whether an Arrangement contains a Lease

          IFRIC 5, Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

          IFRIC 6, Liabilities arising from Participating in a Specific Market
             -- Waste Electrical and Electronic Equipment

     (2)  CONSOLIDATION

          (A)  SUBSIDIARIES

               Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Details of the Company's subsidiaries are shown in Note 9.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

     (2)  CONSOLIDATION (continued)

          (A)  SUBSIDIARIES (continued)

               The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

               Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

               In the Company's stand alone balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

          (B)  TRANSACTIONS AND MINORITY INTERESTS

               The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

          (C)  ASSOCIATES

               Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. Details of the Group's associates are set out in Note 10.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

     (2)  CONSOLIDATION (continued)

          (C)  ASSOCIATES (continued)

               The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

               Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

               In the Company's stand alone balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.

     (3)  SEGMENT REPORTING

          A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

     (4)  FOREIGN CURRENCY TRANSACTIONS

          (A)  FUNCTIONAL AND PRESENTATION CURRENCY

               Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the functional currency of the Company and all its subsidiaries and it is also the presentation currency of the Group.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

     (4)  FOREIGN CURRENCY TRANSACTIONS (continued)

          (B)  TRANSACTIONS AND BALANCES

               Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

     (5)  FIXED ASSETS

          Fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the assets (for the case of fixed assets acquired by the Company from the Predecessor during the Restructuring, based on amounts of valuation determined in the Restructuring as deemed costs) and other costs incurred to bring the assets into existing use.

          Subsequent to the initial recognition, fixed assets are stated at cost or valuation less accumulated depreciation and impairment losses. Independent valuations, on a market value basis or depreciated replacement cost basis when there is no evidence of market value for such an item, are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where there has been a material change. Any accumulated depreciation at the date of revaluation is restated proportionately with the change in the gross carrying amount of the assets so that the carrying amounts of the assets after revaluation are equal to their revalued amounts. Increases in the carrying amount arising from revaluation of fixed assets are credited to the shareholders' equity as revaluation surplus. Decreases that offset previous increases of the same asset are charged against reserves directly in equity; all other decreases are charged to the income statement. In each year, the difference between depreciation determined based on the revalued carrying amount of the assets charged to the income statement and the depreciation determined based on the assets' original cost is transferred from the revaluation surplus to retained earnings.

          Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

     (5)  FIXED ASSETS (continued)

          Depreciation is calculated using the straight-line method to write off the cost or revalued amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings                               25 to 40 years
Leasehold improvements                  over the lease terms
Track, bridges and service roads        55 to 100 years
Locomotives and rolling stock           20 years
Communications and signalling systems   8 to 20 years
Other machinery and equipment           7 to 25 years

          The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

          Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (Note 2(8)).

          Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the income statement. When revalued assets are sold, the amounts included in reserves are transferred to retained earnings.

     (6)  CONSTRUCTION-IN-PROGRESS

          Construction-in-progress represents plant and facilities, including railroad stations and maintenance facilities under construction and machinery pending for installation. Construction in progress is stated at cost which includes all expenditures and other direct costs, site restoration costs, prepayments and deposits attributable to the installation and interest charges arising from borrowings used to finance the installation during the installation period. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

     (7)  LEASEHOLD LAND PAYMENTS

          All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain land for its rail lines, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

     (8)  IMPAIRMENT OF NON-FINANCIAL ASSETS

          Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

     (9)  FINANCIAL ASSETS

          The Group classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

          (A)  FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

               This category has two sub-categories: 'financial assets held for trading', and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

          (B)  LOANS AND RECEIVABLES

               Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'trade receivables' and "prepayments and other receivables" in the balance sheet.

          (C)  AVAILABLE-FOR-SALE FINANCIAL ASSETS

               Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

     (9)  FINANCIAL ASSETS (continued)

          (C)  AVAILABLE-FOR-SALE FINANCIAL ASSETS (continued)

               Regular purchases and sales of investments are recognised on trade-date -- the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

               A gain or loss on an available-for-sale financial assets is recognized directly in equity, through the statement of changes in equity, until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity shall be recognized in profit or loss.

               The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss -- measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss -- is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of receivables is described in Note 2(12).

     (10) DEFERRED STAFF COSTS

          The Group implemented a scheme (the "Scheme") for the sales of staff quarters to its employees in 2000. Under the Scheme, the Group sold certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the "Benefits"), which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group over 15 years, which is the estimated remaining average service period of the employees participating in the Scheme. Upon the sales of these staff quarters to the employees, the Benefits incurred were recorded as deferred staff costs and the balance is amortised over the estimated remaining service period of the employees participating in the Scheme.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

     (10) DEFERRED STAFF COSTS (continued)

          At each balance sheet date, the Group assesses whether there is any indication of impairment, considering the remaining service period of the employees and other qualitative factors. If such indications exist, an analysis is performed to assess whether the carrying amount of the deferred staff costs are fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

     (11) MATERIALS AND SUPPLIES

          Materials and supplies consist mainly of items for repair and maintenance of rail-line tracks, and are stated at lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are expensed when used, or capitalized as fixed assets when installed, as appropriate. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

     (12) RECEIVABLES

          Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial re-organisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

     (13) CASH AND CASH EQUIVALENTS

          Cash and cash equivalents include cash in hand, deposits held at call with banks, and deposits placed with deposit centre operated by MOR which is licensed to undertake deposits by the PRC financial authorities, other short-term highly liquid investments with original maturities of three months or less.

     (14) DEFERRED INCOME TAX

          Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

     (14) DEFERRED INCOME TAX (continued)

          Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

          Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

     (15) EMPLOYEE BENEFITS

          Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the staff. The government agency is responsible for the pension liabilities due to such staff upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

          See also Note 2 (10) above.

     (16) REVENUE RECOGNITION

          Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably, revenue is recognised on the following basis:

          (A)  RENDERING OF SERVICES AND SALES OF GOODS

               Railroad revenues are recognised when services are performed. Revenues from other businesses are mainly derived from the sales of food, beverages and other merchandise on board the trains and in the railway stations and revenues derived from operating restaurants in major railway stations. Sales on board the trains and in the railway stations are recognised upon delivery of the food items and merchandises, when the significant risks and rewards of ownership of these goods have been transferred to the buyers. Revenues derived from the operations of restaurants are recognised when services are rendered.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

     (16) REVENUE RECOGNITION (continued)

          (B)  INTEREST INCOME

               Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

          (C)  DIVIDEND INCOME

               Dividend income is recognised when the right to receive payment is established.

     (17) GOVERNMENT GRANTS

          Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets.

     (18) OPERATING LEASES

          Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

     (19) DIVIDEND DISTRIBUTION

          Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

3.   FINANCIAL RISK MANAGEMENT

     The Group's activities expose it to a variety of financial risks: currency risk, price risk, credit risk and interest rate risk. The Group's overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

     (A)  CURRENCY RISK

          The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. In addition, the Group is required to pay dividends in HKD and USD in the future when dividends are declared.

          The Group had USD and HKD monetary assets as at December 31, 2005 and 2004 as stated below.

                                             AS AT DECEMBER 31,
                                           ---------------------
                              CURRENCY        2005        2004
MONETARY ASSETS             DENOMINATION   (RMB'000)   (RMB'000)
---------------             ------------   ---------   ---------
Current assets
Short-term deposits with
   original maturities of
   over three months             USD        503,463     755,975
Cash and cash equivalent         USD          9,049      95,612
Cash and cash equivalent         HKD        110,195      89,883

          The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with the deposits. The Group has not used any means to hedge the exposure to foreign exchange risk.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

3.   FINANCIAL RISK MANAGEMENT (continued)

     (A)  CURRENCY RISK (continued)

          On July 21, 2005, the PRC government announced that the RMB is to be floated in line with a basket of certain selected currencies and not to be pegged with the USD on or after that day. As a result, RMB appreciated by approximately 2% as compared to USD based on the exchange rate announced on that day and the Group suffered exchange losses of approximately RMB21,761,000 as a result of such event. The losses were recorded as finance costs in the income statement for the year ended December 31, 2005.

          The directors believe that interest income derived from deposits denominated in foreign currencies will partially offset the Group's exposure to currency risk (see 3(e) for details).

     (B)  PRICE RISK

          The Group is exposed to equity securities price risk because of investments held by the Group and classified on the consolidated balance sheet either as available-for-sale or at fair value through profit or loss. However, the amounts involved are not significant and management of the Company believes that the exposure is not material.

     (C)  CREDIT RISK

          The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, and due from related parties represent the Group's maximum exposure to credit risk in relation to financial assets.

          Cash and short term liquid investments are placed with reputable banks and deposit taking centres operated by MOR (see Notes 18 and 30(b) for details), no significant credit risk is expected.

          The majority of the Group's accounts receivable balance relate to the rendering of services or sales of products to third party customers. The Group's other receivable balances mainly arise from services other than the main railway transportation services. The Group perform ongoing credit evaluations of their customers/debtors' financial condition and generally do not require collaterals from the customers/debtors account on the outstanding balances. Based on the expected realisability and the timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management's expectation.

          No other financial assets carry a significant exposure to credit risk.

     (D)  LIQUIDITY RISK

          Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents to meet its current use in operations. Management aims to maintain flexibility in funding by keeping committed credit lines available. In addition, the Company is undergoing an A share initial public offering (see Note 19).

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

3.   FINANCIAL RISK MANAGEMENT (continued)

     (E)  INTEREST RATE RISK

          As the Group has no significant interest-bearing assets (except for short term deposits placed with banks and deposit centre of MOR and the restricted cash balance, the weighted average effective interest rate on deposits was 3% per annum) and liabilities, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The directors believe that Group's exposure to interest rate risk of financial assets and liabilities as of December 31, 2005 was minimal since their deviation from their respective fair values was not significant.

          Due to the fact the interest rates for deposits denominated in foreign currencies are higher than that of RMB in China, the interest income so derived from these deposits had partially offset the Group's exchange losses of approximately RMB8,260,000 for year ended December 31, 2005.

4.   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     (A)  CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

          The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

          The critical accounting estimates and assumptions involved in the preparation of the IFRS Financial Statements include the estimates of the values of fixed assets recorded under the revaluation model, the depreciable lives of fixed assets and the expected service period of employees who have participated in the Scheme for the provision of Benefits mentioned in Note 2(10).

          The estimate of the values of the fixed assets was made by the directors of the Company as disclosed in Note 6. The estimate of depreciable lives of fixed assets was made by the directors with reference to the established industry practices, technical assessments made on the durability of the fixed asset items, as well as the historical magnitudes and the trend of repair, maintenance and replacement costs incurred by the Group. The estimate of expected service period of employees was made by the directors based on the average age of employees who have joined the Scheme and the historical attrition rate of employees.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

4.   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

     (B)  ESTIMATED IMPAIRMENT OF NON-FINANCIAL ASSETS

          The Group tests annually, or when there is any trigger event, whether non-financial assets, mainly including fixed assets, leasehold land payments and investment in associates have suffered any impairment, in accordance with the accounting policy stated in Note 2(8). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

          For the impairment assessment made on fixed assets and leasehold land payments, the critical estimates made by management include the expected growth in unit service charges and future business volume growth, which are projected to be maintained at the prevailing 2005 level over the estimated remaining useful lives of the assets. For the impairment assessment made on the realisability of its investment made in an associate, Guangzhou Tiecheng Enterprise Company, please refer to Note 10 for details.

     (C)  FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

          The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The Group has used discounted cash flow analysis for various available-for-sale financial assets that were not traded in active markets.

5.   SEGMENT INFORMATION

     (A)  PRIMARY REPORTING FORMAT -- BUSINESS SEGMENTS

          As of December 31, 2005, the Group conducts the majority of its business activities in railway transportation ("Railroad Businesses") and other related business operations (see Note 1). These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the principal accounting policies in Note 2(3). The Group evaluates performance based on profit from operations.

          Segment assets consist primarily of fixed assets, construction-in-progress, leasehold land payments, prepayments for fixed assets, interests in subsidiaries/associates, deferred staff costs, prepayments and other receivables, short-term deposits and cash and cash equivalents, excluding deferred tax assets. Segment liabilities primarily consists of trade payable, payables for construction-in-progress, due to related parties and accruals and other payables, excluding taxes payable and deferred tax liability. Capital expenditure comprises additions to fixed assets (see Note 6), construction-in-progress (see Note 7) and prepayment for fixed assets.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

5.   SEGMENT INFORMATION (continued)

     (A)  PRIMARY REPORTING FORMAT -- BUSINESS SEGMENTS (continued)

          An analysis by business segment is as follows:

                             RAILROAD BUSINESSES   OTHER BUSINESSES     UNALLOCATED        ELIMINATION              TOTAL
                           ----------------------  ----------------  -----------------  -----------------  ----------------------
                              2005        2004       2005     2004     2005      2004     2005      2004      2005        2004
                             RMB'000     RMB'000   RMB'000  RMB'000   RMB'000  RMB'000   RMB'000  RMB'000    RMB'000     RMB'000
                           ----------  ----------  -------  -------  --------  -------  --------  -------  ----------  ----------
SEGMENT RESULTS
Revenues
-- External                 3,099,466   2,871,478  177,462  166,671        --       --        --       --   3,276,928   3,038,149
-- Inter-segment                   --          --  159,503   58,727        --       --  (159,503) (58,727)         --          --
                           ----------  ----------  -------  -------  --------  -------  --------  -------  ----------  ----------
                            3,099,466   2,871,478  336,965  225,398        --       --  (159,503) (58,727)  3,276,928   3,038,149
                           ==========  ==========  =======  =======  ========  =======  ========  =======  ==========  ==========
Other income, net              45,408      47,025    3,097    1,168        --       --        --       --      48,505      48,193
Segment results               769,093     676,682   (9,788)   1,684        --       --        --       --     759,305     678,366
Finance costs                      --          --       --       --   (22,738)  (1,136)       --       --     (22,738)     (1,136)
Share of results of
   associates                      30          46  (19,979) (12,165)       --       --        --       --     (19,949)    (12,119)
Income tax expense                 --          --       --       --  (104,248) (98,373)       --       --    (104,248)    (98,373)
                           ----------  ----------  -------  -------  --------  -------  --------  -------  ----------  ----------
Profit/(loss) for the
   year                       769,123     676,728  (29,767) (10,481) (126,986) (99,509)       --       --     612,370     566,738
                           ==========  ==========  =======  =======  ========  =======  ========  =======  ==========  ==========
OTHER INFORMATION
Segment assets             12,489,918  11,175,068  218,545  215,577        --       --        --       --  12,708,463  11,390,645
Deferred tax assets                --          --       --       --    35,990   18,406        --       --      35,990      18,406
                                                                                                           ----------  ----------
Total assets                                                                                               12,744,453  11,409,051
                                                                                                           ==========  ==========
Segment liabilities         1,789,264     757,510  115,388  103,477        --       --        --       --   1,904,652     860,987
Taxes payable                      --          --       --       --   102,155   75,878        --       --     102,155      75,878
Deferred tax liability             --          --       --       --     4,830       --        --       --       4,830          --
                                                                                                           ----------  ----------
Total liabilities                                                                                           2,011,637     936,865
                                                                                                           ==========  ==========
CAPITAL EXPENDITURE         2,248,976     315,035    9,335   11,477        --       --        --       --   2,258,311     326,512
                                                                                                           ==========  ==========
NON-CASH EXPENSES
Depreciation                  325,582     334,501    2,773    1,588        --       --        --       --     328,355     336,089
Amortisation of leasehold
land payments                  15,581      15,704       --       --        --       --        --       --      15,581      15,704
Amortisation of deferred
   staff costs                 15,090      15,092       --       --        --       --        --       --      15,090      15,092
Provision for doubtful
   accounts                     8,550      18,668    1,190       82        --       --        --       --       9,740      18,750

     (B)  SECONDARY REPORTING FORMAT -- GEOGRAPHICAL SEGMENTS

          For the year ended December 31, 2005 (2004: same), all of the Group's business operations are conducted within the PRC. Accordingly, no analysis of geographical segment information is presented.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

6.   FIXED ASSETS

                                                                          GROUP
                              ----------------------------------------------------------------------------------------------
                                                          TRACKS,     LOCOMOTIVES  COMMUNICATIONS      OTHER
                                           LEASEHOLD    BRIDGES AND   AND ROLLING  AND SIGNALLING    MACHINERY
                              BUILDINGS  IMPROVEMENTS  SERVICE ROADS     STOCK         SYSTEMS     AND EQUIPMENT     TOTAL
                               RMB'000      RMB'000       RMB'000       RMB'000        RMB'000        RMB'000       RMB'000
                              ---------  ------------  -------------  -----------  --------------  -------------  ----------
AT JANUARY 1, 2004
Cost or valuation             1,887,368     38,500       4,315,705     1,042,892       300,078       1,969,338     9,553,881
Accumulated depreciation       (429,670)   (21,175)     (1,064,797)     (299,524)     (208,687)       (561,880)   (2,585,733)
Impairment                           --         --              --       (14,284)           --            (986)      (15,270)
                              ---------    -------      ----------     ---------      --------       ---------    ----------
Net book amount               1,457,698     17,325       3,250,908       729,084        91,391       1,406,472     6,952,878
                              =========    =======      ==========     =========      ========       =========    ==========
YEAR ENDED DECEMBER 31, 2004
Opening net book amount       1,457,698     17,325       3,250,908       729,084        91,391       1,406,472     6,952,878
Additions                        22,644         --              --        15,232         3,379             355        41,610
Transfer from
   Construction-in-progress     229,261         --          26,851            --        17,905          55,965       329,982
Reclassifications*              162,527         --         (21,955)           --        21,215        (161,787)           --
Disposals                       (13,301)        --            (360)           --           (12)         (1,429)      (15,102)
Depreciation charges            (75,363)    (7,700)        (51,103)      (44,126)      (35,609)       (122,188)     (336,089)
                              ---------    -------      ----------     ---------      --------       ---------    ----------
Closing net book amount       1,783,466      9,625       3,204,341       700,190        98,269       1,177,388     6,973,279
                              =========    =======      ==========     =========      ========       =========    ==========
AT DECEMBER 31, 2004
Cost or valuation             2,295,810     38,500       4,317,078     1,058,124       342,094       1,835,480     9,887,086
Accumulated depreciation       (512,344)   (28,875)     (1,112,737)     (343,650)     (243,825)       (657,081)   (2,898,512)
Impairment                           --         --              --       (14,284)           --          (1,011)      (15,295)
                              ---------    -------      ----------     ---------      --------       ---------    ----------
Net book amount               1,783,466      9,625       3,204,341       700,190        98,269       1,177,388     6,973,279
                              =========    =======      ==========     =========      ========       =========    ==========
REPRESENTING:
At cost                         457,122     38,500         187,339        37,781        68,116         325,136     1,113,994
At valuation                  1,838,688         --       4,129,739     1,020,343       273,978       1,510,344     8,773,092
                              ---------    -------      ----------     ---------      --------       ---------    ----------
                              2,295,810     38,500       4,317,078     1,058,124       342,094       1,835,480     9,887,086
                              =========    =======      ==========     =========      ========       =========    ==========
YEAR ENDED DECEMBER 31, 2005
Opening net book amount       1,783,466      9,625       3,204,341       700,190        98,269       1,177,388     6,973,279
Additions**                     145,981         --          65,069        28,896         1,326          39,760       281,032
Transfer from
   Construction-in-progress     388,217         --           2,700         3,301        14,556         121,520       530,294
Reclassifications               (87,677)        --          87,806            --            14            (143)           --
Disposals                       (23,250)        --         (31,795)           --          (853)         (8,845)      (64,743)
Depreciation charges            (32,668)    (7,700)        (92,783)      (47,380)      (21,712)       (126,112)     (328,355)
                              ---------    -------      ----------     ---------      --------       ---------    ----------
Closing net book amount       2,174,069      1,925       3,235,338       685,007        91,600       1,203,568     7,391,507
                              =========    =======      ==========     =========      ========       =========    ==========
AT DECEMBER 31, 2005
Cost or valuation             2,705,859     38,500       4,436,935     1,090,321       355,368       1,953,418    10,580,401
Accumulated depreciation       (531,790)   (36,575)     (1,201,597)     (391,030)     (263,768)       (748,887)   (3,173,647)
Impairment                           --         --              --       (14,284)           --            (963)      (15,247)
                              ---------    -------      ----------     ---------      --------       ---------    ----------
Net book amount               2,174,069      1,925       3,235,338       685,007        91,600       1,203,568     7,391,507
                              =========    =======      ==========     =========      ========       =========    ==========
REPRESENTING:
At cost                         763,464     38,500         342,914        69,978        84,048         486,416     1,785,320
At valuation                  1,942,395         --       4,094,021     1,020,343       271,320       1,467,002     8,795,081
                              ---------    -------      ----------     ---------      --------       ---------    ----------
                              2,705,859     38,500       4,436,935     1,090,321       355,368       1,953,418    10,580,401
                              =========    =======      ==========     =========      ========       =========    ==========

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

6.   FIXED ASSETS (continued)

                                                                          COMPANY
                              ----------------------------------------------------------------------------------------------
                                                          TRACKS,     LOCOMOTIVES  COMMUNICATIONS      OTHER
                                           LEASEHOLD    BRIDGES AND   AND ROLLING  AND SIGNALLING    MACHINERY
                              BUILDINGS  IMPROVEMENTS  SERVICE ROADS     STOCK         SYSTEMS     AND EQUIPMENT     TOTAL
                               RMB'000      RMB'000       RMB'000       RMB'000        RMB'000         RMB'000      RMB'000
                              ---------  ------------  -------------  -----------  --------------  -------------  ----------
AT JANUARY 1, 2004
Cost or valuation             1,732,904     38,500       4,285,117     1,042,892       299,994       1,921,143     9,320,550
Accumulated depreciation       (359,834)   (21,175)     (1,046,456)     (299,524)     (208,659)       (529,788)   (2,465,436)
Impairment                           --         --              --       (14,284)           --            (986)      (15,270)
                              ---------    -------      ----------     ---------      --------       ---------    ----------
Net book amount               1,373,070     17,325       3,238,661       729,084        91,335       1,390,369     6,839,844
                              =========    =======      ==========     =========      ========       =========    ==========
YEAR ENDED DECEMBER 31, 2004
Opening net book amount       1,373,070     17,325       3,238,661       729,084        91,335       1,390,369     6,839,844
Additions                        18,218         --              --        15,232         3,379             315        37,144
Transfer from
   Construction-in-progress     225,075         --          26,851            --        17,905          55,612       325,443
Reclassifications*              162,527         --         (21,955)           --        21,215        (161,787)           --
Disposals                       (12,485)        --            (360)           --            --          (4,017)      (16,862)
Depreciation charges            (70,875)    (7,700)        (50,435)      (44,126)      (35,606)       (120,493)     (329,235)
                              ---------    -------      ----------     ---------      --------       ---------    ----------
Closing net book amount       1,695,530      9,625       3,192,762       700,190        98,228       1,159,999     6,856,334
                              =========    =======      ==========     =========      ========       =========    ==========
AT DECEMBER 31, 2004
Cost or valuation             2,133,774     38,500       4,286,490     1,058,124       342,036       1,784,305     9,643,229
Accumulated depreciation       (438,244)   (28,875)     (1,093,728)     (343,650)     (243,808)       (623,295)   (2,771,600)
Impairment                           --         --              --       (14,284)           --          (1,011)      (15,295)
                              ---------    -------      ----------     ---------      --------       ---------    ----------
Net book amount               1,695,530      9,625       3,192,762       700,190        98,228       1,159,999     6,856,334
                              =========    =======      ==========     =========      ========       =========    ==========
REPRESENTING:
At cost                         446,073     38,500         187,339        37,781        68,142         314,828     1,092,663
At valuation                  1,687,701         --       4,099,151     1,020,343       273,894       1,469,477     8,550,566
                              ---------    -------      ----------     ---------      --------       ---------    ----------
                              2,133,774     38,500       4,286,490     1,058,124       342,036       1,784,305     9,643,229
                              =========    =======      ==========     =========      ========       =========    ==========
YEAR ENDED DECEMBER 31, 2005
Opening net book amount       1,695,530      9,625       3,192,762       700,190        98,228       1,159,999     6,856,334
Additions**                     144,315         --          65,069        28,896         1,326          33,966       273,572
Transfer from
   Construction-in-progress     387,321         --           2,700         3,301        14,556         121,521       529,399
Reclassifications               (87,677)        --          87,806            --            14            (143)           --
Disposals                       (10,033)        --         (31,795)           --          (853)         (5,388)      (48,069)
Depreciation charges            (29,999)    (7,700)        (92,111)      (47,380)      (21,709)       (123,087)     (321,986)
                              ---------    -------      ----------     ---------      --------       ---------    ----------
Closing net book amount       2,099,457      1,925       3,224,431       685,007        91,562       1,186,868     7,289,250
                              =========    =======      ==========     =========      ========       =========    ==========
AT DECEMBER 31, 2005
Cost or valuation             2,556,614     38,500       4,406,347     1,090,321       355,310       1,907,306    10,354,398
Accumulated depreciation       (457,157)   (36,575)     (1,181,916)     (391,030)     (263,748)       (719,475)   (3,049,901)
Impairment                           --         --              --       (14,284)           --            (963)      (15,247)
                              ---------    -------      ----------     ---------      --------       ---------    ----------
Net book amount               2,099,457      1,925       3,224,431       685,007        91,562       1,186,868     7,289,250
                              =========    =======      ==========     =========      ========       =========    ==========
REPRESENTING:
At cost                         749,853     38,500         342,914        69,978        84,074         470,315     1,755,634
At valuation                  1,806,761         --       4,063,433     1,020,343       271,236       1,436,991     8,598,764
                              ---------    -------      ----------     ---------      --------       ---------    ----------
                              2,556,614     38,500       4,406,347     1,090,321       355,310       1,907,306    10,354,398
                              =========    =======      ==========     =========      ========       =========    ==========

* During the year ended December 31, 2004, the directors of the Company reclassified certain fixed assets from one category to another based on the results of the assessment reports issued upon the completion of construction of certain projects. Accordingly, the carrying amounts of the fixed assets being reclassified have to be depreciated over their remaining useful lives under the respective new categories.

** As described in Note a of the consolidated statement of changes in equity, the Company recorded an adjustment on the carrying value of fixed assets and the share premium account amounting to RMB140,000,000. Such adjustment was included in the current year additions.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

6.   FIXED ASSETS (continued)

     On March 6, 1996, the fixed assets of the Group were revalued by Vigers Hong Kong Limited (the "Valuer"), a qualified independent valuer in Hong Kong, using the replacement cost approach and open market value approach. The replacement cost approach considers the costs to be incurred in order to replace the assets appraised with similar brand new assets and they include the estimated purchase price, delivery charges and related installation costs. The purchase price is determined based on the estimated open market value. The Valuer also assumed that the assets would be continued to be used in the then existing operations of the Group and had not considered any alternative uses. The total revalued amount of the assets determined based on that valuation was RMB5,318,202,000 and resulted in a revaluation surplus amounting to approximately RMB 1,492,185,000 ("Revaluation Surplus") being recorded by the Group as of March 6, 1996 as part of the deemed costs of its fixed assets. Additional depreciation charges have also been provided on the Revaluation Surplus from that date onwards. Upon the Restructuring of the Company, the Revaluation Surplus was capitalised as ordinary shares of the Company allotted to the Parent Company.

     On September 30, 2002, the fixed assets were revalued again by Pan-China (Schinda) Certified Public Accountants, a qualified independent valuer registered in the PRC, based on the replacement cost approach and open market value approach, wherever appropriate (the "2002 Valuation"). The 2002 Valuation did not result in any material revaluation surplus or deficit.

     During 2005, the directors of the Company had undertaken a review based on the 2002 Valuation results and the relevant changes in market values of the assets and concluded that the fixed assets balance as at December 31, 2005 approximate their fair values (2004: same).

     Had the fixed assets been carried at cost less accumulated depreciation and impairment, the carrying amounts of the fixed assets of the Group and the Company would have been as follows:

                                                   GROUP                    COMPANY
                                          -----------------------   -----------------------
                                             2005         2004         2005         2004
                                            RMB'000      RMB'000      RMB'000      RMB'000
                                          ----------   ----------   ----------   ----------
Cost                                       8,737,100    8,394,901    8,541,271    8,151,044
Accumulated depreciation and impairment   (2,390,278)  (2,151,588)  (2,296,706)  (2,054,850)
                                          ----------   ----------   ----------   ----------
Net book amount                            6,346,822    6,243,313    6,244,565    6,096,194
                                          ==========   ==========   ==========   ==========

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

6.   FIXED ASSETS (continued)

     As at December 31, 2005, ownership certificates of certain buildings ("Building Ownership Certificates") of the Group and the Company with an aggregate carrying value of approximately RMB 1,297,947,000 (2004:
     RMB1,529,978,000) had not been obtained by the Group. After consultation made with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company. Accordingly, no provision for fixed assets impairment was considered necessary.

     In addition, pursuant to Caishui [2004] No. 36 and Caishui [2003] No. 149 issued by MOF and the State Administration of Taxation, the Group is exempt from certain real estate taxes on its properties amounting to approximately RMB15,000,000 for the year ended December 31, 2005 (2004: approximately RMB 14,000,000). The grant of such exemption is subject to the acknowledgement of relevant authorities that the Company is a transportation company controlled by MOR. Subsequent to December 31, 2005 on March 8, 2006, the Company obtained such formal approval from the authorities. Accordingly no real estate taxes were accrued for in the Financial Statements.

7.   CONSTRUCTION-IN-PROGRESS

                                                   GROUP                    COMPANY
                                          -----------------------   -----------------------
                                             2005         2004         2005         2004
                                            RMB'000      RMB'000      RMB'000      RMB'000
                                          ----------   ----------   ----------   ----------
At January 1                                 345,313      390,393      339,723      380,543
Additions                                  1,634,339      284,902    1,633,186      284,623
Transfer to fixed assets                    (530,294)    (329,982)    (529,399)    (325,443)
                                           ---------     --------    ---------     --------
At December 31                             1,449,358      345,313    1,443,510      339,723
                                           =========     ========    =========     ========

     As of December 31, 2005 no interest expense had been capitalised in the construction-in-progress balance since the Group had no borrwings.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

8.   LEASEHOLD LAND PAYMENTS

                                 GROUP     COMPANY
                                RMB'000    RMB'000
                               --------   --------
AT JANUARY 1, 2004
Cost                            770,774    755,760
Accumulated amortisation       (118,691)  (118,380)
                               --------   --------
Net book amount                 652,083    637,380
                               ========   ========
YEAR ENDED DECEMBER 31, 2004
Opening net book amount         652,083    637,380
Disposals                            --     (5,050)
Amortisation charges            (15,704)   (14,772)
                               --------   --------
Closing net book amount         636,379    617,558
                               ========   ========
AT DECEMBER 31, 2004
Cost                            770,774    750,710
Accumulated amortization       (134,395)  (133,152)
                               --------   --------
Net book amount                 636,379    617,558
                               ========   ========
YEAR ENDED DECEMBER 31, 2005
Opening net book amount         636,379    617,558
Amortisation charges            (15,581)   (15,002)
                               --------   --------
Closing net book amount         620,798    602,556
                               ========   ========
AT DECEMBER 31, 2005
Cost                            770,774    750,710
Accumulated amortization       (149,976)  (148,154)
                               --------   --------
Net book amount                 620,798    602,556
                               ========   ========

As at December 31, 2005, land use right certificates ("Land Certificates") of certain parcels of land of the Group and the Company with an aggregate area of approximately 3,450,962 square meters (2004: 7,372,000 square meters) had not been obtained. After consultation made with the Company's legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company. Accordingly, no provision for impairment was considered necessary.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

9.   INTERESTS IN SUBSIDIARIES

                                 COMPANY
                           -------------------
                             2005       2004
                           RMB'000    RMB'000
                           -------   ---------
                                     Note 2(1)
Unlisted shares, at cost   162,992    167,555
Due from subsidiaries       13,854     18,523
                           -------    -------
                           176,846    186,078
                           =======    =======

The amounts due from subsidiaries were unsecured, interest free and had no fixed repayment terms.

The Company's directors are of the opinion that the recoverable amounts of both its investments and current account balances maintained with the subsidiaries as of December 31, 2005 were not less than their respective carrying values.

As of December 31, 2005, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated/established and are operating in the PRC:

                                                       PERCENTAGE OF
                                        DATE OF       EQUITY INTEREST
                                    INCORPORATION/    ATTRIBUTABLE TO
NAME OF THE ENTITY                   ESTABLISHMENT      THE COMPANY     PAID-IN CAPITAL       PRINCIPAL ACTIVITIES
------------------                 ----------------   ---------------   ---------------       --------------------
DIRECTLY HELD BY THE COMPANY

Shenzhen Guangshen Railway         March 1, 1984            100%        RMB55,000,000     Construction of
   Civil Engineering Company                                                              railroad properties

Shenzhen Fu Yuan Enterprise        November 1, 1991         100%        RMB18,500,000     Hotel management
   Development Company

Shenzhen Guangshen Railway         August 16, 1995          100%        RMB 2,400,000     Travel agency
   Travel Service Ltd.

Shenzhen Jing Ming                 January 18, 1994         100%        RMB 2,110,000     Maintenance of water and
   Industrial & Commercial                                                                electrical equipment
   Company Limited

Shenzhen Jian Kai Trade Company*   December 6, 1993         100%        RMB 2,000,000     Construction materials trading

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

9.   INTERESTS IN SUBSIDIARIES (continued)

                                                          PERCENTAGE OF
                                          DATE OF        EQUITY INTEREST
                                      INCORPORATION/     ATTRIBUTABLE TO
NAME OF THE ENTITY                     ESTABLISHMENT       THE COMPANY     PAID-IN CAPITAL       PRINCIPAL ACTIVITIES
------------------                    --------------     ---------------   ---------------       --------------------
DIRECTLY HELD BY THE COMPANY (continued)
Shenzhen Railway Station            December 18, 1986          100%           RMB1,500,000   Catering services and sales
   Passenger Services Company                                                                   of merchandise

Guangzhou East Station              November 23, 1992          100%           RMB1,020,000   Sales of merchandise
   Dongqun Trade and
   Commerce Service Company

Shenzhen Railway Station            January 1, 1990             75%           RMB2,129,400   Catering services and sales of
   Travel Service Company                                                                       merchandise

Shenzhen Longgang Pinghu            September 11, 1993          55%          RMB10,000,000   Cargo loading and unloading,
   Qun Yi Railway Store Loading                                                                 warehousing, freight
   and Unloading Company                                                                        transportation

Dongguan Changsheng                 May 22, 1992                51%          RMB38,000,000   Warehousing
   Enterprise Company

INDIRECTLY HELD BY THE COMPANY

Shenzhen Railway Property           November 13, 2001          100%           RMB3,000,000   Property management
   Management Company Limited

Shenzhen Nantie Construction        May 8, 1995                100%           RMB2,000,000   Supervision of construction
   Supervision Company                                                                          projects

Shenzhen Guangshen Railway          March 7, 2002              100%           RMB2,000,000   Culinary management
   Economic and Trade
   Enterprise Company

Shenzhen Yuezheng Enterprise        June 24, 1996              100%           RMB1,000,000   Freight transport agency,
   Company Limited                                                                              cargo loading and
                                                                                                unloading, warehousing

Shenzhen Road Multi-modal           March 17, 1994              60%           RMB1,000,000   Freight transportation
   Transportation Company Limited

All the above subsidiaries are limited liability companies.

* A public announcement was made that the subsidiary had to be put under liquidation on May 20, 2005 and the formal liquidation process also commenced on that date. As at December 31, 2005, the relevant legal procedures had not been completed but the directors consider that the impact of the liquidation process did not bear any material impact on the Financial Statements as a whole.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

10.  INTERESTS IN ASSOCIATES

                                    GROUP              COMPANY
                              -----------------   -----------------
                                2005      2004      2005      2004
                              RMB'000   RMB'000   RMB'000   RMB'000
                              -------   -------   -------   -------
Unlisted shares, at cost           --        --   170,814   169,514
Share of net assets           137,578   157,527        --        --
Less: provision for
   impairment in value*       (29,689)  (29,689)  (65,738)  (29,689)
                              -------   -------   -------   -------
Interest in associates, net   107,889   127,838   105,076   139,825
Due from associates            12,423    12,820    12,413    12,413
Less: provision for
   doubtful accounts**        (12,312)  (12,312)  (12,312)  (12,312)
                              =======   =======   =======   =======
                                  111       508       101       101
                              =======   =======   =======   =======
                              108,000   128,346   105,177   139,926
                              =======   =======   =======   =======

The movements of interest in associates of the Group and Company during the year is as follows:

                                    GROUP              COMPANY
                              -----------------   -----------------
                                2005      2004      2005      2004
                              RMB'000   RMB'000   RMB'000   RMB'000
                              -------   -------   -------   -------
Beginning of the year         127,838   139,957   139,825   140,155
Additions -- cost                  --        --     1,300      (330)
Less -- Provision for
   impairment in value*            --        --   (36,049)       --
Share of results after tax    (19,949)  (12,119)       --        --
                              -------   -------   -------   -------
End of the year               107,889   127,838   105,076   139,825
                              =======   =======   =======   =======

* The provision at the Group level as at December 31, 2005 represents the provision for full impairment losses incurred in the share of net assets of Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua") at approximately RMB29,700,000, which was made in prior years (the "Zengcheng Lihua Provision"). The provision balance at the Company level as at December 31, 2005 include the Zengcheng Lihua Provision and a provision for impairment loss of the Company's investment in Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng") amounting to approximately RMB36,000,000, representing the cumulative equity share of the losses incurred by Tiecheng to December 31, 2005.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

10.  INTERESTS IN ASSOCIATES (continued)

     ** The provision for doubtful accounts represents a full impairment loss provision against a receivable balance due from Zengcheng Lihua of approximately RMB12,300,000, which was made in prior years.

     As of December 31, 2005, the Company had direct or indirect interests in the following companies which were incorporated/established and are operating in the PRC:

                                                       PERCENTAGE OF      REGISTERED
                                       DATE OF        EQUITY INTEREST       CAPITAL
                                    INCORPORATION/    ATTRIBUTABLE TO      AMOUNT OF
NAME OF THE ENTITY                  ESTABLISHMENT       THE COMPANY      THE ASSOCIATE       PRINCIPAL ACTIVITIES
------------------                -----------------   ---------------   --------------   ----------------------------
DIRECTLY HELD BY THE COMPANY

Tiecheng (Note a)                    May 2, 1995             49%        RMB245,000,000   Properties management and
                                                                                            trading of merchandise

Zengcheng Lihua                     July 30, 1992            27%        RMB100,000,000   Real estate construction,
                                                                                            provision of warehousing,
                                                                                            cargo uploading and
                                                                                            unloading services

Guangzhou Tielian Economy         December 27, 1994          34%          RMB1,000,000   Warehousing and freight
   Development Company Limited                                                              transport agency services
   ("Tielian")

INDIRECTLY HELD BY THE COMPANY

Guangzhou Huangpu Yuehua            July 20, 1990          33.3%          RMB6,610,000   Cargo loading and unloading,
   Freight Transportation Joint                                                             warehousing, freight
   Venture Company Limited                                                                  transport agency services

All the above associates are limited liability companies.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

10.  INTERESTS IN ASSOCIATES (continued)

     The Group's share of the results with its percentage ownership of its principal associates, and its share of the assets are as follows:

            ASSETS   LIABILITIES   REVENUES   PROFIT/(LOSS)
           RMB'000     RMB'000      RMB'000      RMB'000
           -------   -----------   --------   -------------
2004
Tiecheng   178,897      55,061       3,632       (12,165)
Tielian      3,613         448       1,170            46
           -------      ------       -----       -------
           182,510      55,509       4,802       (12,119)
           =======      ======       =====       =======
2005
Tiecheng   152,499      48,648       2,534       (19,979)
Tielian      3,488         287       1,253            30
           -------      ------       -----       -------
           155,987      48,935       3,787       (19,949)
           =======      ======       =====       =======

     Note a:

     As indicated above, the carrying amount of the Company's investment in Tiecheng was approximately RMB103,851,000 as at December 31, 2005.

     In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), in Guangzhou in order to develop certain properties near a railway station operated by the Group. On October 27, 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi"), agreed to act as joint guarantors (collectively the "Guarantors") for certain payable balances due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to a third party (the "Creditor").

     Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. As Guangdong Guancheng failed to settle the payables, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the "Damages") according to a court verdict made on November 4, 2001 (the "Verdict"). In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in Tiecheng would have been further impaired.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

10.  INTERESTS IN ASSOCIATES (continued)

     On December 15, 2003, the People's High Court of Guangdong Province (the "High Court") accepted Guangzhou Guantian's application for a re-trial to discharge its obligation under the aforesaid guarantee. As a necessary step for the High Court to decide whether there should be a re-trial, a hearing was held on March 18, 2004. In October 2005, the High Court received an order from the People's Supreme Court to launch a re-trial and certain preparatory procedures were undertaken by the High Court in December 2005. Nevertheless, the date of the re-trial has not been fixed. After consultation made with an independent legal counsel, the directors are of the opinion that there is a high possibility that the above guarantee arrangement would be determined to be invalid according to the relevant rules and regulations of the PRC. Accordingly, the directors consider that, as of the date of approval of the Financial Statements, the possibility that Guangzhou Guantian would be required to settle the above claim is remote, and no provision for impairment loss of the Company's interest in Tiecheng had to be made in the Financial Statements. In addition, in order to avoid any monetary losses that the Company may suffer arising from the litigation, the Company has obtained a letter of undertaking issued by the Parent Company dated December 14, 2004, whereby the Parent Company has undertaken to adopt relevant procedures and actions so that the investment interests of the Company in Tiecheng will not be affected by the litigation.

11.  AVAILABLE-FOR-SALE INVESTMENTS

                               GROUP               COMPANY
                        ------------------   ------------------
                          2005       2004       2005      2004
                         RMB'000   RMB'000    RMB'000   RMB'000
                        --------   -------   --------   -------
Beginning of the year    167,962   167,962    167,962   167,962
Disposals (Note a)      (121,854)       --   (121,854)       --
                        --------   -------   --------   -------
End of the year           46,108   167,962     46,108   167,962
                        ========   =======   ========   =======

     Note a:

     Pursuant to an instruction, Tiezhengfa (2004) No. 6, jointly issued by the MOR and the State-owned Assets Supervision and Administration Committee of the State Council of the PRC, the Company was required to dispose of its equity investment made in China Railway Communication Company Limited ("China Railcom"), which is a subsidiary of MOR, to the authorities at the original cost of the investment incurred by the Company at approximately RMB1 21,854,000, resulting in no net gain or loss to the Company. The Parent Company was responsible for making settlement to the Company for the disposal on behalf of the authorities. As at 31 December 2005, the transfer procedures of the investment had been completed and the Company had also received a partial settlement of the consideration amounting to RMB62,700,000 from the Parent Company. The remaining balance of approximately RMB59,1 54,000 had been recorded as an amount due from related party in the Financial Statements. (See also Note 33(b) and (c)).

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

11.  AVAILABLE-FOR-SALE INVESTMENTS (continued)

     The Company's ownership in the equity interests in each of the respective investee companies shown above is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market is available for these investments and their fair values cannot be reliably measured by alternative valuation methods. In accordance with the requirements under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As of December 31, 2005, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.

12.  DEFERRED TAX ASSETS/LIABILITIES

     Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective companies affected.

                                           GROUP AND COMPANY
                                           -----------------
                                             2005      2004
                                           RMB'000   RMB'000
                                           -------   -------
Deferred tax assets:
-- Deferred tax asset to be recovered
   after more than 12 months                35,990    18,406
                                            ------    ------
Deferred tax liability:
-- Deferred tax liability to crystallise
   after more than 12 months                (4,830)       --
                                            ------    ------
                                            31,160    18,406
                                            ======    ======

The gross movement on the deferred tax account of the Group and the Company is as follows:

                                    2005      2004
                                  RMB'000   RMB'000
                                  -------   -------
Beginning of the year              18,406     6,154
Tax charged to income statement    17,584    12,252
                                   ------    ------
End of the year                    35,990    18,406
                                   ======    ======

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

12.  DEFERRED TAX ASSETS/LIABILITIES (continued)

     The movement in deferred tax assets and liabilities of the Group and the Company during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

                                   AT       CHARGED TO      AT      CHARGED TO      AT
                               JANUARY 1,   THE INCOME   DECEMBER   THE INCOME   DECEMBER
                                  2004       STATEMENT   31, 2004    STATEMENT   31, 2005
DEFERRED TAX ASSETS:             RMB'000      RMB'000     RMB'000     RMB'000     RMB'000
--------------------           ----------   ----------   --------   ----------   --------
Provision for doubtful debts        472        9,991      10,463       3,627      14,090
Impairment provision
   for fixed assets               2,946           --       2,946          --       2,946
Impairment provision for
   interests in associates        2,227        2,226       4,453          --       4,453
Write-down of reclaimed
   track rails to
   realisable value                  --           --          --       5,776       5,776
Adjustments made to
   carrying values of
   fixed assets                      --           --          --       5,381       5,381
Others                              509           35         544       2,800       3,344
                                  -----       ------      ------      ------      ------
                                  6,154       12,252      18,406      17,584      35,990
                                  =====       ======      ======      ======      ======

                                          AT        CHARGED TO        AT
                                     DECEMBER 31,   THE INCOME   DECEMBER 31,
                                         2004        STATEMENT       2005
DEFERRED TAX LIABILITIES:               RMB'000       RMB'000       RMB'000
-------------------------            ------------   ----------   ------------
Capitalisation of replacement
   costs of rail-line track assets         --          4,830         4,830
                                          ===          =====         =====

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

13.  DEFERRED STAFF COSTS

                           GROUP AND COMPANY
                           -----------------
                             2005      2004
                           RMB'000   RMB'000
                           -------   -------
AT JANUARY 1
Cost                       226,369   226,369
Accumulated amortization   (75,458)  (60,366)
                           -------   -------
Net book amount            150,911   166,003
                           =======   =======
YEAR ENDED DECEMBER 31
Opening net book amount    150,911   166,003
Amortization               (15,090)  (15,092)
                           -------   -------
Closing net book amount    135,821   150,911
                           =======   =======
AT DECEMBER 31
Cost                       226,369   226,369
Accumulated amortization   (90,548)  (75,458)
                           -------   -------
Net book amount            135,821   150,911
                           =======   =======

14.  MATERIALS AND SUPPLIES

                                    GROUP              COMPANY
                              -----------------   -----------------
                                2005      2004      2005      2004
                              RMB'000   RMB'000   RMB'000   RMB'000
                              -------   -------   -------   -------
Train compartment materials    34,420    30,871    34,420    30,871
Reusable rail-line track
   materials                    8,708     4,003     8,708     4,003
Track and track diversion
   joints materials             4,735     5,164     4,735     5,164
Construction materials          4,579     4,887        --        --
Locomotive materials            4,063     3,824     4,063     3,824
Electrical materials            2,909     1,742     2,909     1,742
Others                          5,539    10,111     2,898     2,088
                               ------    ------    ------    ------
                               64,953    60,602    57,733    47,692
                               ======    ======    ======    ======

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

14.  MATERIALS AND SUPPLIES (continued)

     The costs of materials and supplies consumed were recognised as "operating expenses" amounting to approximately RMB387,151,000 (2004: RMB341,171,000). As of December 31, 2005, there were no inventories stated at net realisable value.

15.  TRADE RECEIVABLES

                        GROUP              COMPANY
                         2005      2004      2005      2004
                       RMB'000   RMB'000   RMB'000   RMB'000
                       -------   -------   -------   -------
Trade receivables      116,877   122,075    17,234    38,706
Less: Provision for
   doubtful accounts   (10,484)  (15,423)   (9,229)  (13,023)
                       -------   -------    ------    ------
                       106,393   106,652     8,005    25,683
                       =======   =======    ======    ======

The credit period of trade receivables is generally within one year. As at December 31, 2005 and 2004, the aging analysis of trade receivables was as follows:

                                        GROUP              COMPANY
                                  -----------------   -----------------
                                    2005      2004      2005      2004
                                  RMB'000   RMB'000   RMB'000   RMB'000
                                  -------   -------   -------   -------
Within 1 year                     101,729    99,297    7,944     21,409
Over 1 year but within 2 years      4,645     7,332       47      4,251
Over 2 years but within 3 years        19        23       14         23
                                  -------   -------    -----     ------
                                  106,393   106,652    8,005     25,683
                                  =======   =======    =====     ======

Concentrations of credit risk with respect to trade receivables are limited due to the fact that the Group has a large number of customers, which are widely dispersed. Accordingly, management believes that there is no additional credit risk beyond the amount already provided for expected collection losses inherent in the Group's trade receivables.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

16.  PREPAYMENTS AND OTHER RECEIVABLES

                                        GROUP              COMPANY
                                  -----------------   -----------------
                                    2005      2004      2005      2004
                                  RMB'000   RMB'000   RMB'000   RMB'000
                                  -------   -------   -------   -------
Other receivables                 211,969   211,068   196,793   178,945
Less: Provision for doubtful
   accounts*                      (71,717)  (57,038)  (71,717)  (55,504)
Other receivables, net            140,252   154,030   125,076   123,441
Prepayments                        30,355    62,543    25,869    55,892
                                  -------   -------   -------   -------
                                  170,607   216,573   150,945   179,333
                                  =======   =======   =======   =======

* Included in the provision balance was an amount of approximately RMB31,365,000 which had been set up by the Company in prior years in order to provide against the potential recoverability losses associated with a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng"), at a principal of the same amount ("the Deposit"). The Company has been unable to recover the Deposit upon its maturity from Li Cheng and the Company then initiated several legal proceedings to enforce the recovery but without success. Accordingly, 50% of the outstanding balance had been provided for doubtful debts at approximately RMB15,817,500 in 2002. The remaining balance of the outstanding principal at approximately RMB15,817,500 was also provided for as doubtful debts in 2004.

Other receivables mainly represent miscellaneous deposits and receivables arising from services other than the main railway transportation services undertaken by the Group. Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

17.  RESTRICTED CASH

     Restricted cash represents the employees housing fund that the Company has set up pursuant to applicable government policies and regulations for the benefits of its employees and the Company administers on behalf of them. Such benefits are provided at 7% of the aggregate salaries of the employees residing in Guangzhou area or along the Guangzhou-Shenzhen rail-line route and at 13% of the aggregate salaries of the employees residing in Shenzhen area. The money was deposited in designated bank accounts under the names of the respective employees. The Company does not have any right to use the funds for purposes other than making housing welfare payments upon requests made from the respective employees.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

18.  SHORT-TERM DEPOSIT

     Short-term deposits with original maturities ranging from three months to one year are held for investment purpose and stated at amortised cost.

                                                          GROUP AND COMPANY
                                                         -------------------
                                                           2005       2004
                                                  Note   RMB'000    RMB'000
                                                  ----   -------   ---------
Time deposits with maturities over three months
   in banks                                        (a)   598,131   1,211,309
Time deposits with maturities over three months
   in the deposit-taking centre of MOR
   ("MOR Depositing-taking Centre")                (b)   168,000     168,000
                                                         -------   ---------
                                                         766,131   1,379,309
                                                         =======   =========

(a) Time deposits with maturities over three months in banks consist of short-term deposits denominated in RMB, Hong Kong dollars ("HK$"), and US dollars ("USD") (2004: RMB, HK$ and USD) with original maturities of six months placed with banks in the PRC. The annual interest rate of RMB deposits was 2.07% (2004: 1.71% to 2.07%); 1.2% (2004: 1.2%) for HK$
     deposits; and LIBOR plus floating rate ranging from -0.2% to 0% (2004:
     LIBOR plus floating rate ranging from -0.2% to 0%) for USD deposits. Total interest income derived from these deposits amounted to approximately RMB7,968,000 for the year ended December 31, 2005 (2004: approximately RMB15,015,000).

(b) Time deposits with maturities over three months were maintained in the MOR Deposit-taking Centre, which has been licensed by the People's Bank of China to engage in deposit taking activities in the PRC for companies under its control. The balances consist of short-term deposits denominated in RMB (2004: RMB) with original maturities of six months (2004: one year). The annual interest rate was 2.07% in 2005 (2004: 1.98%). Total interest income derived from these deposits amounted to approximately RMB2,885,000 (2004: approximately RMB 3,098,000) for the year ended December 31, 2005 (see also
     Note 33(b)).

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

19.  SHARE CAPITAL

     As of December 31, 2005, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

                                     NUMBER OF    NOMINAL      PERCENTAGE
                                       SHARES      VALUE        OF SHARE
                                        '000      RMB'000       CAPITAL
                                     ---------   ---------   -------------
Authorised, issued and fully paid:
   State-owned domestic shares       2,904,250   2,904,250         67%
   H shares                          1,431,300   1,431,300         33%
                                     ---------   ---------        ---
                                     4,335,550   4,335,550        100%
                                     =========   =========        ===

     On November 15, 2004 the Company and Guangzhou Railway Group Yangcheng Railway Company (The "Vendor"), a wholly owned subsidiary of the Parent Company, have entered into an agreement (the "Acquisition Agreement") for the acquisition of the railway transportation business between the rail route of Guangzhou and Pingshi currently operated by the Vendor and the assets and liabilities relating to such business (the "Acquisition"). The consideration for the acquisition was determined to be RMB10,264,120,700 (the "Consideration"), subject to confirmation obtained from the relevant PRC authorities and certain adjustments to be made according to the terms of the Acquisition Agreement.

     The Company intends to finance the payment of the Consideration with the proceeds of a public offering of its A shares to be issued with any shortfall being financed by internal resources and/or bank borrowings. The A shares so issued are intended to be listed on the Shanghai Stock Exchange of the PRC. In connection therewith, the Company applied to the relevant authorities in China for the issue and allotment of not more than 2.75 billion shares of A shares and submitted its application proposal relating to the offering to the China Securities Regulatory Commission (the "CSRC") on December 31, 2004 (the "A Share Offer").

     In addition to the Acquisition Agreement, the Company has entered into various agreements in respect of leasing of equipment and provision of services with the Parent Company or the Vendor (the "Related Party Agreements"). Such agreements shall only be effective upon the completion of the acquisition and shall replace all the existing agreements of similar nature enacted among the parties (see Note 33(b) for details).

     On December 30, 2004, the Acquisition, the A Share Offer and the Related Party Agreements were approved by the shareholders of the Company in shareholders meetings. Such approval was further renewed in shareholders meetings held on January 20, 2006.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

19.  SHARE CAPITAL (continued)

     The completion of the Acquisition Agreement is conditional upon the fulfilment of, among other things, the following remaining conditions: (1) the formal approval of the relevant authorities or bodies in relation to the A Share Issue being obtained; (2) the A Share Issue having completed and raised an amount of not less than 65% of the consideration; (3) the approval of the relevant government bodies responsible for the supervision and management of state owned assets in relation to the Vendor's proposal on disposal of state-owned assets being obtained; and (4) the approval of the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi being obtained.

     Save for condition (2) which can be waived by the Company, none of the above conditions can be waived. If the above conditions are not fulfilled within 2 years from the date of signing of the Acquisition Agreement on November 15, 2004, the Acquisition Agreement shall lapse and no party shall have any liability there under. In the event that any party rescinds the Acquisition Agreement for whatever reason after the A Share Issue has been completed, it is expected that the Company will retain the proceeds from the A Share Issue for the use of general working capital financing.

     As of the date of approval of the Financial Statements, none of the conditions in the Acquisition Agreement stated above had been fulfilled and accordingly, the Acquisition as well as the A Share Offer had not been completed. Cumulative professional costs specifically incurred for the transactions up to December 31, 2005 amounting to approximately RMB27,007,000 (2004: RMB 14,035,000) were presented as share issuance costs as a debit balance in the reserves of the Group.

20.  RESERVES

     According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit attributable to shareholders after tax as indicated in the Company's statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) and 5% to 10% (as determined by the directors) of its profits for the statutory public welfare fund before making any distribution of the profit attributable to the shareholders in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve provided it is approved by a resolution passed in a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders' general meeting under specific circumstances.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

20.  RESERVES (continued)

     When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve or the statutory public welfare fund.

     The statutory public welfare fund is to be utilised for constructing or acquiring capital assets such as dormitories and other housing facilities for the employees of the Company and it cannot be used to pay for any other employee welfare expenses. Title of these capital assets constructed or acquired will be retained by the Company.

     The statutory surplus reserve, the discretionary surplus reserve and the share premium account may be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders' general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

     For the years ended December 31, 2005 and 2004, the directors proposed the following appropriations to reserves of the Company:

                                        2005                   2004
                                --------------------   --------------------
                                PERCENTAGE   RMB'000   Percentage   RMB'000
                                ----------   -------   ----------   -------
Statutory surplus reserve           10%       61,060       10%       59,071
Statutory public welfare fund        5%       30,530        5%       29,535
                                              ------                 ------
                                              91,590                 88,606
                                              ======                 ======

     In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lowest of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. As the Statutory Financial Statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from the amounts reported in the statement of changes in shareholders' equity prepared under IFRS contained in the Financial Statements.

     As of December 31, 2005, the reserve of the Company available for distribution was approximately RMB723,823,000 (2004: approximately RMB686,489,000, as restated).

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

21.  TRADE PAYABLES

     The aging analysis of trade payables was as follows:

                                        GROUP              COMPANY
                                  -----------------   -----------------
                                    2005      2004      2005      2004
                                  RMB'000   RMB'000   RMB'000   RMB'000
                                  -------   -------   -------   -------
Within 1 year                     114,651    36,502    65,301    29,547
Over 1 year but within 2 years      3,696       333     1,123         7
Over 2 years but within 3 years       360       301        14       167
                                  -------    ------    ------    ------
                                  118,707    37,136    66,438    29,721
                                  =======    ======    ======    ======

22.  ACCRUALS AND OTHER PAYABLES

                                    GROUP              COMPANY
                              -----------------   -----------------
                                2005      2004      2005      2004
                              RMB'000   RMB'000   RMB'000   RMB'000
                              -------   -------   -------   -------
Advance for construction
   projects carried out for
   customers                  113,038   127,411    91,397   102,249
Accrued expenses               23,941    74,173    23,905    74,173
Salary and welfare payables    17,872    24,257    17,176    23,000
Other payables*               357,069   213,647   370,092   206,903
                              -------   -------   -------   -------
                              511,920   439,488   502,570   406,325
                              =======   =======   =======   =======

* Other payables mainly represent the housing fund (mentioned in Note 17) which the Company managed on behalf of the employees and various miscellaneous payable balances and deposits received from others in the daily operations of the Group.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

23.  PROFIT FROM OPERATIONS

     The following items have been (credited)/charged in arriving at profit before income tax:

                                         2005      2004
                                       RMB'000   RMB'000
                                       -------   -------
CREDITING
Interest income (included in other
   income, net)                        (53,409)  (42,384)
Investment loss/(income) (included
   in other income, net)                 8,302    (3,273)

CHARGING
Employee benefits expenses (Note 24)   640,925   639,284
Cost of materials and supplies         387,151   341,171
Repair costs, excluding material and
   suppliers                           263,415   216,294
Depreciation of fixed assets
   (Note 6)                            328,355   336,089
Loss on disposal of fixed assets        26,508       234
Amortisation of leasehold land
   payments (Note 8)                    15,581    15,704
Provision for doubtful accounts
   (Notes 15, 16)                        9,740    18,750
Operating lease rentals of
   locomotive, machinery and
   equipment                           168,875   168,645
Amortisation of deferred staff costs
   (Note 13)                            15,090    15,092
Auditors' remuneration                   3,400     3,200

24.  EMPLOYEE BENEFIT EXPENSES

                                            2005      2004
                                          RMB'000   RMB'000
                                          -------   -------
Wages and salaries                        302,508   282,980
Provision for staff welfare and bonus     270,623   255,644
Contributions to a defined contribution
   pension scheme (Note a)                 52,949    42,950
Medical and other employee benefits
   (Note b)                                14,845    57,710
                                          -------   -------
                                          640,925   639,284
                                          =======   =======

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

24.  EMPLOYEE BENEFIT EXPENSES (continued)

     (A)  PENSION SCHEME

          All the full-time employees of the Group were formerly covered by a defined-contribution pension scheme operated by the Parent Company pursuant to the provisions of a circular issued by the Parent Company dated October 24, 1995. The Group was required to pay to the Parent Company an amount equivalent to 19% of the basic salary and certain amounts of bonus payments of the employees as contributions made for their pension benefits. In another circular issued by the Parent Company dated December 21, 2000, the rate of contribution was revised to 18%. The Parent Company was to be held responsible to honour the retirement benefits of the employees.

          Since April 2002, the ultimate pension liability of the employees has come under the management of the local government authority. The central government of the PRC is responsible for all retirement benefits of the employees. For administrative purposes, the Group was required to continue to make contributions to the Parent Company for the employees' pension benefits during a transition period from April 2002 to November 2004, and the Parent Company in turn paid such contributions to the relevant government authority on behalf of the Company. From November 2004 onwards, the Group began to pay all the related contributions directly to the relevant government authority.

     (B)  MEDICAL AND OTHER EMPLOYEE BENEFITS

          An one-off payment amounting to approximately RMB35,000,000 was made by the Group in the year ended December 31, 2004 for the settlement of medical insurance premiums for its employees in accordance with the implementation of a set of revised government policies. The pronouncement of the policies was made as a result of a reform of the PRC medical insurance system in that year.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

24.  EMPLOYEE BENEFIT EXPENSES (continued)

     (C)  DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

          The remuneration of every Director for the year ended December 31, 2005 is set below (in Renminbi Yuan):

                                                  2005
                     ---------------------------------------------------
                                                   EMPLOYER'S
                                                  CONTRIBUTION
                                                   TO PENSION                2004
NAME of DIRECTOR       FEES    SALARY    BONUS       SCHEME       TOTAL     Total
----------------     -------   ------   -------   ------------   -------   -------
DIRECTORS
Wu, JunGuang          13,020       --        --          --       13,020    13,000
Feng, QiFu                --       --        --          --           --   242,720
Li, KeLie             13,020   26,316   289,578       3,558      332,472    51,443
Li, Peng               4,200   11,382    89,418       1,380      106,380   220,502
Yang, JinZhong         5,040   20,545    75,440       2,050      103,075        --
Li, QingYun            8,400   21,828   230,960       2,862      264,050   220,084
Wu, HouHui             9,240       --        --          --        9,240    10,000
Wen, WeiMing           9,240       --        --          --        9,240    10,000
Hu, LingLing           9,240       --        --          --        9,240    10,000
Chang Loong Cheong   120,622       --        --          --      120,622   140,344
Deborah Kong         120,622       --        --          --      120,622   140,344
Wilton Chau          120,622       --        --          --      120,622    48,940

SUPERVISORS
Yao, MuMing            9,240       --        --          --        9,240     9,000
Chen, YongBao          9,240       --        --          --        9,240    10,000
Tang, DingHong         7,560   26,964   279,312       3,696      317,532   275,692
Zhao, GenRong             --       --        --          --           --    10,000
Yang, RongJiu             --       --        --          --           --   101,132
Chen, YunZhong         7,560   24,804   225,306       3,378      261,048   219,422
Wang, JianPing         7,560   23,772   224,706       3,030      259,068   217,656
Lu, XiMei                 --   22,526    48,142       2,872       73,540        --

No directors and senior management waived or agreed to waive any emoluments during the year.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

24.  EMPLOYEE BENEFIT EXPENSES (continued)

     (D)  FIVE HIGHEST PAID INDIVIDUALS

          The five individuals whose emoluments were the highest in the Group for the year include three (2004: three) directors and two (2004: two) supervisors whose emoluments are reflected in the analysis presented above.

          During the year, no emoluments (2004: Nil) were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office.

          The emoluments paid to the five highest paid individuals are all to directors and supervisors of the Company (2004: same). The emolument range is in the band of Nil to HK$1,000,000 (equivalent to RMB1,060,000) (2004: same).

25.  FINANCE COSTS

                                                            2005      2004
                                                          RMB'000   RMB'000
                                                          -------   -------
Interest expenses incurred for current account balances
   maintained with related parties wholly repayable
   within five years                                          654      667
Bank charges                                                  323      106
Net foreign exchange losses (Note 3(a))                    21,761      363
                                                           ------    -----
                                                           22,738    1,136
                                                           ======    =====

26.  INCOME TAX EXPENSE

     Enterprises established in the Shenzhen Special Economic Zone of the PRC are subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1996 that the Company is subject to such reduced income tax rate of 15% from that year onwards. Accordingly, the enacted income tax rate of the Company for the year ended December 31, 2005 was 15% (2004: same).

     According to the relevant income tax laws of the PRC, the subsidiaries of the Group are subject to income tax rates of 15% or 33%, mainly depending on the places of incorporation/establishment.

     Up to the date of approval of the IFRS Financial Statements, the directors of the Company had not been informed of any changes in the enterprise income tax treatment applicable to the Group.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

26.  INCOME TAX EXPENSE (continued)

                                  2005      2004
                                RMB'000   RMB'000
                                -------   -------
Current income tax              121,832   110,625
Deferred income tax (Note 12)   (17,584)  (12,252)
                                -------   -------
                                104,248    98,373
                                =======   =======

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

                                                             2005      2004
                                                           RMB'000   RMB'000
                                                           -------   -------
Profit before tax                                          716,618   665,111
                                                           =======   =======
Tax calculated at a statutory rate of 15% (2004: 15%)      107,493    99,767
Tax effect of expenses that are not deductible in
   determining taxable profit:
   Effect of different tax rates of certain subsidiaries     1,111     2,123
   Tax losses for which no deferred tax asset was
      recognised                                             2,992     1,818
   Expenses not deductible for tax purposes                  3,211     4,069
   Differences in depreciation charges of fixed assets
      reported in the Statutory Financial Statements         1,733        --
   Provision of deferred tax for adjustments made to
      carrying values of fixed assets                      (12,292)       --
   Deferred tax benefits resulting from provision for
      doubtful debts                                            --    (9,404)
                                                           -------    ------
Income tax expense                                         104,248    98,373
                                                           =======    ======

The weighted average applicable tax rate was 14.5% (2004: 14.8%).

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

27.  PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

     The profit attributable to equity holders of the Company for the year at approximately RMB599,569,000 (2004: RMB579,878,000, as restated).

28.  EARNINGS PER SHARE

     The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB613,368,000 (2004: RMB567,484,000), divided by the weighted average number of ordinary shares outstanding during the year of 4,335,550,000 shares (2004: 4,335,550,000 shares). No diluted earnings per share were presented as there were no dilutive potential ordinary shares as of year end.

29.  DIVIDENDS

                                                2005      2004
                                              RMB'000   RMB'000
                                              -------   -------
Final, proposed, of RMB0.12 (2004: RMB0.11)
   per ordinary share                         520,266   476,911
                                              =======   =======

     At a meeting of the directors held on March 20, 2006, the directors proposed a final dividend of RMB0.12 per ordinary share for the year ended December 31, 2005. This proposed dividend has not been reflected as a dividend payable in the Financial Statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2006.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

30.  CASHFLOW GENERATED FROM OPERATION

     (A) RECONCILIATION FROM PROFIT ATTRIBUTABLE TO SHAREHOLDERS TO CASH GENERATED FROM OPERATIONS:

                                                         2005        2004
                                                       RMB'000     RMB'000
                                                      ---------   ---------
Profit for the year Adjustments for:                    612,370     566,738
   Income tax expense                                   104,248      98,373
   Depreciation of fixed assets (Note 6)                328,355     336,089
   Amortisation of leasehold land payments (Note 8)      15,581      15,704
   Loss on disposal of fixed assets                      26,508         234
   Amortisation of deferred staff costs (Note 13)        15,090      15,092
   Share of losses of associates (Note 10)               19,949      12,119
   Provision for doubtful accounts (Note 15, 16)          9,740      18,750
   Interest expenses                                        654       1,030
   Interest income                                      (53,409)    (42,384)
                                                      ---------   ---------
Operating profit before working capital changes       1,079,086   1,021,745
   Increase/(decrease) in trade receivables               5,198     (26,038)
   Increase in materials and supplies                    (4,351)    (21,910)
   Decrease in prepayments and other current assets      31,286       3,998
   Decrease in due from Parent Company                   43,518          --
   Decrease in due from related parties                  11,274     143,857
   Decrease in due from associates                          398          29
   Increase in trade payables                            81,571      21,647
   Decrease in due to Parent Company                    (24,617)    (12,613)
   Increase in due to related parties                   224,455      51,516
   Increase in accrued expenses and other payables       23,707     139,619
                                                      ---------   ---------
   Cash generated from operations                     1,471,525   1,321,850
                                                      =========   =========


     (B)  ANALYSIS OF THE BALANCE OF CASH AND CASH EQUIVALENTS

                                                2005        2004
                                              RMB'000     RMB'000
                                             ---------   ---------
Cash at MOR Deposit-taking Centre (Note i)     628,746     862,508
Cash at bank and in hand                       113,382      97,632
Short-term deposits with maturities no
   more than three months (Note ii)            370,000      84,489
                                             ---------   ---------
Cash and cash equivalents                    1,112,128   1,044,629
                                             =========   =========

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

30.  CASHFLOW GENERATED FROM OPERATION (continued)

     (B)  ANALYSIS OF THE BALANCE OF CASH AND CASH EQUIVALENTS (continued)

          Note i: The amount of approximately RMB628,746,000 (2004: RMB 862,508,000) was deposited with the MOR Deposit-taking Centre at an annual interest rate of 0.72% (2004: 0.72%), which is commensurate with the prevailing interest rates offered by banks in the PRC.

          Note ii: Short term time deposits with maturities no more than three months consist of deposits denominated in RMB (2004: RMB and USD). The effective interest rate of RMB deposits is 1.71% (2004:
               1.71%) while the effective interest rate of USD deposits was 2.73% in 2004. These deposits have an average maturity of 90 days.

31.  CONTINGENCY

     There were no significant contigent liabilities as at the date of approval of the Financial Statements.

32.  COMMITMENTS

     (A)  CAPITAL COMMITMENTS

          As of December 31, 2005, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

                                      2005        2004
                                     RMB'000    RMB'000
                                    ---------   -------
Authorised but not contracted for   3,985,253   451,500
                                    =========   =======
Contracted but not provided for     3,331,311   693,828
                                    =========   =======

          A substantial amount of these commitments is related to the construction of the fourth rail-line of the Company ("Fourth Rail-Line") and purchase of new locomotives.

     (B)  OPERATING LEASE COMMITMENTS

          Total future minimum lease payments under non-cancellable operating leases were as follows:

                                                    2005      2004
                                                  RMB'000   RMB'000
                                                  -------   -------
Machinery and equipment
   -- not more than one year                       75,375   108,000
   -- more than one year but not more than five
      years                                            --    75,375
                                                   ------   -------
                                                   75,375   183,375
                                                   ======   =======

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

32.  COMMITMENTS (continued)

     (C)  COMMITMENTS UNDER THE ACQUISITION AGREEMENT

          Please refer to Note 34 for details.

33.  RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     The Company is controlled by the Parent Company, which is a subsidiary of MOR and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. In accordance with the requirements of IAS 24, Related Party Disclosures, all other state controlled enterprises and their subsidiaries, other than the Parent Company, MOR and fellow subsidiaries and associates, are also defined as related parties of the Company ("Other State-owned Companies").

     For the purpose of related party transactions disclosure, the Group has identified, to the extent practicable, those corporate customers and suppliers which are state-owned enterprises based on their immediate ownership structure. It should be noted, however, that substantially all of the Group's business activities are conducted in the PRC and the influence of the PRC government in the Chinese economy is pervasive. In this regard, the PRC government indirectly holds interests in many companies. Many state-owned enterprises have multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests. Such interests, however, would not be known to the Group and are not reflected in the disclosures below. In addition, a portion of the Group's services provided are of a retail nature to end users, which include transactions with the employees of state-owned enterprises on corporate business, their key management personnel and close family members. These transactions are carried out on normal commercial terms that are consistently applied to all customers. Due to the vast volume and the pervasiveness of these transactions, the Group is unable to determine the aggregate amount of these transactions for disclosure. Therefore, the revenue from provision of services disclosed below does not include retail transactions with these related parties. However, the Group believes that meaningful information relating to related party disclosures has been adequately disclosed.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

33.  RELATED PARTY TRANSACTIONS (continued)

     (a)  The Group had the following material related parties:

             NAME OF RELATED PARTIES                  RELATIONSHIP WITH THE COMPANY
             -----------------------                  -----------------------------
HOLDING COMPANY AND FELLOW SUBSIDIARIES
Guangzhou Railway (Group) Company                   Parent Company
Ministry of Railways ("MOR") of the PRC             The ultimate Parent Company
Guangzhou Railway Group Yang Cheng                  Subsidiary of the Parent Company
   Railway Company ("Yangcheng")
Guangmeishan Railway Company Limited                Subsidiary of the Parent Company
   ("Guangmeishan")
Guangzhou Railway (Group) Guangshen                 Subsidiary of the Parent Company
   Railway Enterprise Development Company
   (the Predecessor as defined in Note 1, "GEDC")
Guangzhou Railway Material Supply Company           Subsidiary of the Parent Company
Guangzhou Railway Engineer Construction             Subsidiary of the Parent Company
   Enterprise Development Company
   ("Engineer Construction Enterprise")
Guangzhou Guangtie Huake Technology                 Subsidiary of the Parent Company
   Service Company ("Guangtie Huake")
MOR's Railroad Deposit-taking Centre                Subsidiary of MOR

ASSOCIATES OF THE GROUP
Guangzhou Tiecheng Enterprise Company Limited       Associate of the Company
Zengcheng Lihua Stock Company Limited               Associate of the Company
Guangzhou Tielian Economy Development               Associate of the Company
   Company Limited
Guangzhou Huangpu Yuehua Freight                    Associate of the Company
   Transportation Company Limited

OTHER STATE-OWNED COMPANIES
Shenyang Train Class Company
Puzhen Train Company
Changchun Tracks and Equipment Company
Sifang Passenger Trains Repair Stock Company
Qixuyan Locomotive and Carriages Company
Dalian Locomotives and Carriages Company
Chengdu Materials Company
Liuzhou Wood Company
Hengyang Mechanism Company
Construction Technique Company of China
Nanfang Railway Repair Center
The Fourth Railway Reconnaissance Design House
Railway Construction Bureaus (including Third bureau, Seventh bureau, Eleventh bureau,
   Thirteenth bureau and others)
The Forth Construction Bureau of China

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

33.  RELATED PARTY TRANSACTIONS (continued)

     (b) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

                                                            2005       2004
                                                          RMB'000     RMB'000
                                                         ---------   --------
Recurring Transactions:
Transactions with MOR and its related entities
I.  INCOME
    Provision of train transportation and related
       services to other railway companies controlled
       by MOR (i)                                         (304,842)  (183,399)
    Revenue received, processed and allocated by MOR
       ((i) and (vi))
          -- long distance passenger transportation       (575,849)  (486,825)
          -- cargo forwarding railway usage fees          (123,763)  (128,962)
    Interest income received/receivable from MOR
       Deposit-taking Centre (see Notes 18 and 30(b))       (5,530)    (6,111)

II. CHARGES AND PAYMENTS:
    Services charges allocated from MOR for train
       transportation and related services offered by
       other railway companies controlled by MOR ((i)
       and (vi))                                           290,825    209,503
    Operating lease rentals paid/payable to MOR (i)         50,804     65,485
    Lease of locomotives and related services
       provided from Yangcheng (i)                           8,449     48,179
    Social services (employee housing, health care,
       educational and public security services and
       other ancillary services) provided by the GEDC
       under a service agreement (ii)                       78,227     94,246
    Purchase of materials and supplies from Guangzhou
       Railway Material Supply Company (iii)                73,146     65,998
    Interest expenses paid/payable to the Parent
       Company, net (iv)                                       721        553

NON-RECURRING TRANSACTIONS:
I.  TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES
    Disposal of an available-for-sale investment
       (See note 11)                                      (121,854)        --
    Provision of repair and maintenance services
       by subsidiaries held by the Parent company (i)       73,134     58,908
    Provision of construction management services
       by the Parent Company in connection with the
       construction of fixed assets of the Company (v)       6,194      5,300
    Provision of supplies and materials by
       subsidiaries of Parent Company (iii)                  5,249         --

II. TRANSACTIONS WITH OTHER STATE-OWNED COMPANIES
    Provision of construction project and related
       service (iii)                                     1,148,781    106,638
    Provision of repair and maintenance services (iii)      75,867     55,125
    Provision of supplies and materials (iii)                5,977      5,604
    Purchase of fixed assets (iii)                          55,803         --

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

33.  RELATED PARTY TRANSACTIONS (continued)

     (b)  (continued)

          (i) The service charges are determined based on a pricing scheme set by MOR or made reference to current market prices with guidance provided by MOR.

          (ii) The service charges are levied based on contracted prices determined based on cost plus a profit margin.

          (iii) The prices are based on mutual negotiation between the contract parties with reference to guidance provided by MOR.

          (iv) Interest was calculated and levied based on the average balances due from/to Parent Company on a quarterly basis at the prevailing lending interest rates of bank loans borrowed from banks in the PRC.

          (v) Pursuant to the provisions of a construction management agreement and several supplementary agreements (collectively, the "Management Agreements") entered into with the Parent Company in 2004 and 2005, the Parent Company has undertaken to provide project management services to the Company on monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are substantially other State-owned Companies, employed for the construction of certain railway and railway stations of the Company, including the Fourth Rail-Line. The management service fees are determined based on the pricing scheme set by MOR.

          (vi) Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in cooperation with MOR and other railway companies owned and controlled by MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies and centrally collected and processed by MOR. Certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in connection with the provision of these services. On the other hand, the Company is also allocated by MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocations are determined by MOR based on its standard charges applied on a nationwide basis.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

33.  RELATED PARTY TRANSACTIONS (continued)

     (c) As of December 31, 2005, the Group and the Company had the following material balances maintained with related parties:

                                          GROUP                 COMPANY
                                  --------------------   --------------------
                                     2005       2004        2005       2004
                                   RMB'000     RMB'000    RMB'000     RMB'000
                                  ---------   --------   ---------   --------
Cash and cash equivalents
   maintained in MOR
   Deposit-taking Centre
   (see Note 30(b))                 628,746    862,508     612,423    820,595

Short-term time deposits
   in MOR Deposit-taking
   Centre (see Note 18)             168,000    168,000     168,000    168,000

Due from/(to) the Parent
   Company (vi)                      15,636    (24,617)     17,431    (25,818)
   -- Trade balance (viii)          (43,518)   (24,617)    (41,723)   (25,818)
   -- Non-trade balance (vii)
      (see Note 11)                  59,154         --      59,154         --

Due from Other State-owned
   Companies included in
   prepayments for fixed assets      55,803         --      55,803         --

Due from associates
   -- Non-trade balance,
      before provision for
      doubtful debts
     (See Note 10)                   12,423     12,821      12,412     12,412

Due from related parties-
   subsidiaries of Parent
   Company and MOR                   64,670     56,064      60,274     53,914
   -- Trade balance (viii)           25,257     36,531      23,173     36,531
   -- Non-trade balance (ix)         39,413     19,533      37,101     17,383

Due to related parties            1,174,101    194,699   1,165,430    193,443
   (1) Due to subsidiaries of
      Parent Company and MOR       (276,520)   (83,492)   (276,520)   (83,492)
      -- Trade balance (viii)      (276,520)   (83,492)   (276,520)   (83,492)

   (2) Due to Other State-owned
      Companies                    (897,581)  (111,207)   (888,910)  (109,951)
      -- Trade balance (viii)       (50,564)   (19,136)    (50,563)   (19,136)
      -- Non-trade balance (ix)    (847,017)   (92,071)   (838,347)   (90,815)

NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2005
(All amounts expressed in Renminbi unless otherwise stated)

33.  RELATED PARTY TRANSACTIONS (continued)

     (c)  (continued)

          (vii) As of December 31, 2005, the non-trade receivable balance maintained with the Parent Company was due to the unsettled consideration receivable from the Parent Company for the disposal of the Company's equity investment made in China Railcom mentioned in Note 11.

          (viii) The trade balances due from/to the Parent Company, subsidiaries of the Parent Company and MOR and other State-owned Companies mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in (iv).

          (ix) The non-trade balances due to related parties mainly represented payables arising from unsettled fees for construction projects undertaken for the Group, purchase of fixed assets and provision of other services according to various service agreements entered into between the Group and the parties (see note (b) above).

          As of December 31, 2005, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand, except for those short-term deposits balances maintained with the MOR Deposit-taking Centre disclosed above.

34.  BANKING FACILITIES

     As at December 31, 2005, the Group had unutilized banking facilities of approximately RMB8,100,000,000 granted from certain banks (2004: approximately RMB8,000,000,000) which are designated for the construction of the Fourth Rail-Line mentioned in Note 32(a)).

35.  COMPARATIVE FIGURES

     The Group adopted new/revised/amended IFRS which are effective for accounting periods commencing on or after January 1, 2005. As mentioned in
     Note 2(1), this has resulted in changes to the presentation of certain account balances and comparative figures of 2004 have been reclassified. In addition, the Company also reclassified for 2004 certain cash amounts to restricted cash.

36.  APPROVAL OF FINANCIAL STATEMENTS

     The financial statements were approved by the board of directors on March 20, 2006.

FINANCIAL SUMMARY
For the year ended December 31, 2005
(All amounts in Renminbi thousands)

The information set forth below summarises the consolidated financial statements of the Group. This information, which does not form part of the December 31, 2005 audited financial statements, should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Group, including the notes thereto, as of December 31, 2001, 2002, 2003, 2004 and 2005, and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005.

CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                       YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------
                                         2005        2004        2003        2002        2001
                                      ---------   ---------   ---------   ---------   ---------
Total revenue                         3,276,928   3,038,149   2,468,182   2,600,824   2,224,575
Less: business tax                      (97,058)    (91,572)    (54,795)    (83,296)    (70,983)
                                      ---------   ---------   ---------   ---------   ---------
Total revenue, net of business tax    3,179,870   2,946,577   2,413,387   2,517,528   2,153,592
                                      =========   =========   =========   =========   =========
Profit from operations                  759,305     678,366     610,054     665,992     632,771
                                      =========   =========   =========   =========   =========
Profit attributable to shareholders     613,368     567,484     511,762     557,083     533,495
                                      =========   =========   =========   =========   =========
Dividends                               RMB0.12    RMB0.105     RMB0.10     RMB0.10     RMB0.10
                                      =========   =========   =========   =========   =========

FINANCIAL SUMMARY
For the year ended December 31, 2005
(All amounts in Renminbi thousands)

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                AS OF DECEMBER 31,
                          --------------------------------------------------------------
                             2005         2004         2003         2002         2001
                          ----------   ----------   ----------   ----------   ----------
Non-current assets        10,270,522    8,420,596    8,475,967    8,624,314    8,525,687
Current assets             2,473,931    2,988,455    2,597,986    2,633,280    2,471,529
                          ----------   ----------   ----------   ----------   ----------
Total assets              12,744,453   11,409,051   11,073,953   11,257,594   10,997,216
                          ==========   ==========   ==========   ==========   ==========
Share capital              4,335,550    4,335,550    4,335,550    4,335,550    4,335,550
Reserves                   6,348,509    6,085,024    5,986,808    5,908,601    5,785,073
Minority interest             48,757       51,612       52,358       11,577       15,617
                          ----------   ----------   ----------   ----------   ----------
Total equity              10,732,816   10,472,186   10,374,716   10,255,728   10,136,240
                          ==========   ==========   ==========   ==========   ==========
Non-current liabilities        4,830           --           --           --           --
Current liabilities        2,006,807      936,865      699,237    1,001,866      860,976
                          ----------   ----------   ----------   ----------   ----------
Total liabilities          2,011,637      936,865      699,237    1,001,866      860,976
                          ==========   ==========   ==========   ==========   ==========
Total equity and
   liabilities            12,744,453   11,409,051   11,073,953   11,257,594   10,997,216
                          ==========   ==========   ==========   ==========   ==========

SUPPLEMENTAL FINANCIAL INFORMATION
For the year ended December 31, 2005
(All amounts in Renminbi thousands)

RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN PRC GAAP AND IFRS

The statutory financial statements of the Group, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS (audited). Major differences between PRC GAAP and IFRS which affect the consolidated profit attributable to shareholders and the consolidated net assets of the Company and its subsidiaries are summarized as follows:

                                             CONSOLIDATED
                                               PROFIT
                                           ATTRIBUTABLE TO
                                           SHAREHOLDERS FOR
                                            THE YEAR ENDED    CONSOLIDATED NET ASSETS
                                             31 DECEMBER         AS OF 31 DECEMBER
                                          -----------------   -----------------------
                                            2005     *2004       2005         *2004
                                          RMB'000   RMB'000     RMB'000      RMB'000
                                          -------   -------   ----------   ----------
As reported in statutory consolidated
   financial statements of the Group
   (audited by certified public
   accountants in the PRC)                611,472   590,456   10,599,379   10,467,769
Impact of IFRS adjustments:
   Adjustments made to the carrying
      amount of fixed assets (a)            7,128        --      (42,030)    (189,158)
   Additional depreciation charges
      on rail-line track assets (b(1))    (16,236)  (10,238)     (35,539)     (19,303)
   Net effect of capitalisation of
      replacement costs of rail-line
      track assets and derecognition of
      items being replaced (b(2))          32,198        --       32,198           --
   Difference in depreciation charges
      on fixed assets resulting from
      reclassification and recognition
      of government grants by
      deducting the carrying value
      of fixed assets (c)                 (11,114)      442        8,600       19,714
   Difference in the recognition policy
      on housing benefits to the
      employees (d)                       (18,853)  (15,092)     131,858      150,711
   Deferred tax assets arising from
      GAAP differences                      6,327        --        6,327           --
   Recording share issuance costs in
      reserves (e)                             --        --      (27,007)     (14,035)
   Others                                   2,446     1,916       10,273        4,876
                                          -------   -------   ----------   ----------
As stated under IFRS                      613,368   567,484   10,684,059   10,420,574
                                          =======   =======   ==========   ==========

* Certain comparative figures of 2004 were reclassified by re-grouping reconciling items of similar nature for better presentation.

SUPPLEMENTAL FINANCIAL INFORMATION
For the year ended December 31, 2005
(All amounts in Renminbi thousands)

RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN PRC GAAP AND IFRS (Continued)

(A)  ADJUSTMENTS TO CARRYING AMOUNTS OF FIXED ASSETS

     Certain fixed asset balances reported under PRC GAAP were restated under requirements of IFRS due to different commencement period of depreciation adopted and write-down of certain asset items to net realisable values. As a result of the difference in the carrying values of the assets, the related periodic depreciation charges reported under PRC GAAP are required to be restated under IFRS.

     The 2004 comparative figure includes an amount of RMB140,000,000 being adjustment made to write down the carrying values of certain fixed assets transferred by the Predecessor into the Company at the time of the formation of the Company. Such amount was reclassified in the current year as an addition to fixed assets of the Company, with a corresponding adjustment made to the share premium account of the Company. The effect is considered to be inconsequential to the financial statements of the Company as a whole.

(B)  DIFFERENT ACCOUNTING POLICY ON DEPRECIATION OF FIXED ASSETS

     Pursuant to the provisions of "Cai Jian Han [2002]42" and "Cai Jian Han [2002]349" issued by MOF and "Ban Cai Fa [2003]10" issued by MOR (collectively known as the "Circulars"), which were effective from January 1, 2003 onwards, the Group had to change the useful life of tracks used in its rail-lines from 44 years to an indefinite period. All subsequent replacement costs to be incurred are charged to the income statement.

     The above change of accounting policy in depreciation of track assets and subsequent expenditures is not in compliance with IFRS:

     (1) Depreciation is required to be provided on fixed assets from the period they are put into use based on their estimated useful lives. Management of the Company has decided, based on the results of certain technical study performed, expected changes in technology and historical asset replacement patterns, that the estimated useful life of track assets is ranging from 70 years to 100 years. Accordingly, depreciation charges on the track assets have been made under IFRS based on their estimated remaining useful lives.

     (2) In accordance with the requirements under IFRS, replacement costs incurred for replacing parts or components of a fixed asset should be recognised as part of the fixed assets costs while the remaining net book value of the parts or components being replaced should be derecognised from the fixed assets as a disposal.

SUPPLEMENTAL FINANCIAL INFORMATION
For the year ended December 31, 2005
(All amounts in Renminbi thousands)

RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN PRC GAAP AND IFRS (Continued)

(C) DIFFERENCE IN DEPRECIATION CHARGES ON FIXED ASSETS RESULTING FROM RECLASSIFICATION

     Under PRC GAAP, the Group provided for the differentials in depreciation charges on certain fixed assets resulting from reclassification of these assets into different categories with different depreciation rates on a retrospective basis. Under IFRS, such fixed assets reclassification was a change in accounting estimate. Accordingly, depreciation of those fixed assets should only be adjusted prospectively and no retroactive adjustment of the depreciation charge differentials in prior years was required.

     DIFFERENCE IN ACCOUNTING TREATMENT OF RECOGNITION OF GOVERNMENT GRANTS FOR FINANCING OF CONSTRUCTION OF FIXED ASSETS

     Under PRC GAAP, government grants as subsidies to construct buildings received by the Group were directly credited to reserves. Under IFRS, such government grants were deducted against the carrying amounts of the buildings. The grants are recognised as income over the estimated useful lives of the buildings in the form of reduced depreciation charges.

(D)  DIFFERENCE IN RECOGNITION POLICY OF HOUSING BENEFITS GRANTED TO EMPLOYEES

     The Group provided housing benefits to certain of its qualified employees by selling staff quarters owned by the Group to these employees at preferential prices. The benefit amounts represent the difference between the then net book values of the staff quarters sold and the net proceeds received/receivable from the employees, which were borne by the Company and its subsidiaries.

     For PRC statutory reporting purposes, the total housing benefits provided by the Group were directly charged against reserves in accordance with the relevant regulations issued by the Ministry of Finance of the PRC. Under IFRS, these employee benefits have been deferred as a long-term asset and amortised to the income statement on a straight-line basis over the estimated average service periods of these employees.

(E)  RECORDING OF SHARE ISSUANCE COSTS IN RESERVES

     In 2004, costs of approximately RMB14,035,000 incurred in relation to the issuance of A shares of the Company (the "A Share Offer") were recorded as deferred assets of the Company under PRC GAAP which were reflected as a debit balance in reserves under IFRS.

     During the year ended December 31, 2005, additional costs incurred for the A Share Offer, as well as for the acquisition of Guangzhou Railway Group Yangcheng Railway Company (the "Acquisition") amounting to approximately RMB12,972,000 and RMB25,214,000, respectively. The cumulative amount of these costs of approximately RMB38,186,000 were recorded as deferred assets of the Company under PRC GAAP.

     Under IFRS, the share issuance costs relating to the A Share Offer of approximately RMB27,007,000 as at December 31, 2005 were recorded as a debit balance in reserves while costs incurred for the Acquisition of approximately RMB25,214,000 were recorded as a deferred expense in prepayment.

                              (CHINESE CHARACTERS)
                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)

(a joint stock limited company incorporated in the People's Republic of China)
                               (STOCK CODE: 525)

       ATTENDANCE CONFIRMATION REPLY FORM FOR THE ANNUAL GENERAL MEETING

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and relevant regulations, all shareholders of the Company who intend to attend the Annual General Meeting of the Company to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on May 11, 2006 at 9:30 a.m. shall complete this attendance confirmation reply form.

NAME                 NUMBER OF SHARES HELD
----                 ---------------------
Number of identity   Telephone number
card/passport
Address


Date:                2006   Signature of the shareholder:
      --------------                                      ----------------------

Notes:

(1) Holders of the Company's shares whose names appear on the register of members of the Company on the close of business of April 11, 2006 are entitled to complete this attendance confirmation reply form and attend the Annual General Meeting.

(2) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)  Please provide a copy of your identity card (or passport).

(4)  Please provide a copy of the Company's share certificate(s).

(5) This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before April 21, 2006.

(6) (i) If in person or by post, please deliver to: Secretariat of the Board of Directors of Guangshen Railway Company Limited No. 1052 Heping Road Shenzhen, Guangdong Province The People's Republic of China Postal
          Code: 518010

     (ii) If by facsimile, please deliver to: Secretariat of the Board of Directors of Guangshen Railway Company Limited Facsimile number:
          (86-755)-25591480

                              (CHINESE CHARACTERS)
                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)

 (a joint stock limited company incorporated in the People's Republic of China)
                                 (STOCK CODE: 525)

                       PROXY FORM FOR USE BY SHAREHOLDERS      Number of
                         AT THE ANNUAL GENERAL MEETING         shares to which
                                                               this proxy form
                                                               relates: (Note 1)

I/We (Note 2) __________________________________________________________________
Of _____________________________________________________________________________
being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE ANNUAL GENERAL MEETING/ __________ (note 3) of ___________ as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting ("AGM") of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 9:30 a.m. May 11, 2006 in respect of the resolutions listed in the notice of the AGM as indicated hereunder. Failure to complete the boxes will entitle my/our proxy to vote or abstain at his/her own discretion.

                                    RESOLUTIONS                                      FOR (Note 4)   AGAINST (Note 4)
                                    -----------                                      ------------   ----------------
1.  To consider and approve the work report of the Board of the Company for 2005.

2. To consider and approve the work report of the Supervisory Committee of the Company for 2005.

3. To consider and approve the audited financial statements of the Company for 2005.

4. To consider and approve the proposed profit distribution of the Company for 2005.

5.  To consider and approve the Company's budget for 2006.

6.  To consider and approve the appointment of Deloitte Touche Tohmatsu CPA
    Ltd. as the Company's PRC auditors for 2006 and to authorise the Board and the Audit Committee to determine their remunerations.

7.  To consider and approve the appointment of PricewaterhouseCoopers Certified
    Public Accountants as the Company's international auditors for 2006 and to authorise the Board and the Audit Committee to determine their remunerations.

8. To consider and approve the proposed amendments to the Articles of Association of the Company.

9. To consider and approve the proposed amendments to the Articles of Association of the Company (draft).

10. To consider and approve any other businesses.


Date:                2006   Signature (Note 5)
      --------------                           ---------------------------------

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the aforesaid number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE ANNUAL GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4. Important: If you wish to vote for any resolution, place a "[X]" in the box marked "FOR". If you wish to vote against any resolution, place an "[X]" in the box marked "AGAINST". Failure to complete the above-mentioned boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

5. This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing.

6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

7. Completion and delivery of this proxy form will not preclude you from attending and voting at the AGM or any adjournment thereof should you so wish.